                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-91249



     PROXY STATEMENT                                  PROSPECTUS
 MINDEN BANCSHARES, INC.                     REGIONS FINANCIAL CORPORATION
                                                     COMMON STOCK
                                                  UP TO 2,523,606 SHARES

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

     The Boards of Directors of Minden Bancshares, Inc. and Regions Financial Corporation have approved a merger agreement that provides for the acquisition of Minden Bancshares by Regions. We would complete the acquisition by means of merging Minden Bancshares into Regions with Regions as the surviving corporation in the merger. Regions is a regional bank holding company headquartered in Birmingham, Alabama with banking operations in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee, and Texas. Regions has assets of about $41.2 billion, deposits of about $29.8 billion, and stockholders' equity of about $3.0 billion.

     If the merger is completed, Minden Bancshares stockholders will receive, for each share of Minden Bancshares common stock they own, 8.0 shares of Regions common stock. This exchange ratio is subject to possible adjustment as described under "The Merger--Possible Adjustment of Exchange Ratio" on page 14. Regions stockholders will continue to own their existing shares of Regions common stock after the merger. Shares of Regions common stock are traded on the Nasdaq National Market under the trading symbol "RGBK".

     We can't complete the merger unless the stockholders of Minden Bancshares approve it. Minden Bancshares has scheduled a special meeting for its stockholders to vote on the merger.

     YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the special meeting of stockholders, please take the time to vote by completing and mailing the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger. If you don't return your card, or attend the meeting in person, your shares will not count toward establishing a quorum at the special meeting. If your shares are represented in person or by proxy at the special meeting and you abstain from voting, that will have the same effect as a vote against the merger.

     The date, time, and place of the special meeting of stockholders is as follows:

                          December 30, 1999 10:00 a.m.

 Main Office, Minden Bancshares, Inc., 401 Main Street, Minden, Louisiana 71055

     This Proxy Statement-Prospectus gives you detailed information about the proposed merger. You can also get information about Regions and Minden Bancshares from documents filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully. Your Board of Directors strongly supports the merger and recommends that you vote in favor of the merger agreement.

     SHARES OF REGIONS COMMON STOCK ARE NOT DEPOSITS, SAVINGS ACCOUNTS OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED THE REGIONS COMMON STOCK TO BE ISSUED UPON COMPLETION OF THE MERGER OR DETERMINED IF THIS PROXY STATEMENT-PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Proxy Statement-Prospectus is dated November 30, 1999, and was first mailed to stockholders on or about November 30, 1999.

     We have not authorized anyone to give any information or make any representation about the merger or our companies that differs from, or adds to, the information in this Proxy Statement-Prospectus or in Regions' and Minden Bancshares' documents that are publicly filed with the Securities and Exchange Commission. Therefore, if anyone does give you different or additional information, you should not rely on it.

     If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this Proxy Statement-Prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct such activities, then the offer presented by this Proxy Statement-Prospectus does not extend to you.

     The information contained in this Proxy Statement-Prospectus speaks only as of its date unless the information specifically indicates that another date applies.

     Information in this Proxy Statement-Prospectus about Regions Financial Corporation has been supplied by Regions, and information about Minden Bancshares, Inc. has been supplied by Minden Bancshares.

                            MINDEN BANCSHARES, INC.
                   401 MAIN STREET, MINDEN, LOUISIANA, 71055
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                          TO BE HELD DECEMBER 30, 1999

     Notice is hereby given that a special meeting of stockholders of Minden Bancshares, Inc., will be held at Minden Bancshares' main office, located at 401 Main Street, Minden, Louisiana, 71055 on December 30, 1999, at 10:00 a.m., local time, for the following purposes:

     1. Merger. To consider and vote on the Agreement and Plan of Merger, dated as of July 13, 1999, between Minden Bancshares and Regions Financial Corporation pursuant to which (1) Minden Bancshares will merge into Regions with Regions as the surviving corporation in the merger and (2) each share of Minden Bancshares common stock (excluding certain shares held by Minden Bancshares, Regions, or their respective subsidiaries and excluding all shares held by stockholders who perfect their dissenters' rights) will be converted into 8.0 shares of Regions common stock, subject to possible adjustment, with cash to be paid in lieu of any remaining fractional share interest, all as described more fully in the accompanying Proxy Statement-Prospectus; and

     2. Other Business. To transact such other business as may properly come before the special meeting, including adjourning the special meeting to permit, if necessary, further solicitation of proxies.

     Only stockholders of record at the close of business on November 26, 1999, are entitled to receive notice of and to vote at the special meeting or any adjournment or postponement thereof. Approval of the merger agreement and the merger will require the affirmative vote of at least two-thirds of the shares of Minden Bancshares common stock represented in person or by proxy at the special meeting, provided a quorum has been established.

     Stockholders of Minden Bancshares have a right to dissent from the Merger and obtain payment of the fair value of their shares in cash by complying with the applicable provisions of applicable law. DISSENTING STOCKHOLDERS WHO COMPLY WITH THE PROCEDURAL REQUIREMENTS OF THE BUSINESS CORPORATION LAW OF LOUISIANA WILL BE ENTITLED TO RECEIVE PAYMENT OF THE FAIR CASH VALUE OF THEIR SHARES IF THE MERGER IS EFFECTED UPON APPROVAL BY LESS THAN 80% OF THE CORPORATION'S TOTAL VOTING POWER.

     The Board of Directors of Minden Bancshares unanimously recommends that holders of Minden Bancshares common stock vote FOR the proposals listed above.

     We urge you to sign and return the enclosed proxy as promptly as possible, whether or not you plan to attend the special meeting in person. The proxy may be revoked by the person executing the proxy by filing with the Secretary of Minden Bancshares an instrument of revocation or a duly executed proxy bearing a later date or by electing to vote in person at the special meeting.

                                           By Order of the Board of Directors



                                           John W. Montgomery
                                           Corporate Secretary
November 30, 1999

                               TABLE OF CONTENTS

SUMMARY...........................................................................................................1
         The Companies............................................................................................1
         The Merger ..............................................................................................1
         Comparative Per Share Market Price Information ..........................................................2
         Reasons for the Merger ..................................................................................2
         Opinion of Financial Advisor ............................................................................3
         The Special Meeting .....................................................................................3
         Recommendations to Stockholders .........................................................................3
         Record Date; Voting Power ...............................................................................3
         Vote Required ...........................................................................................3
         Conditions to Completion of the Merger ..................................................................4
         Termination of the Merger Agreement .....................................................................4
         Federal Income Tax Consequences .........................................................................5
         Accounting Treatment ....................................................................................5
         Interests of Persons in the Merger That Are Different from Yours ........................................5
         Dissenters' Appraisal Rights ............................................................................5
         Regulatory Approvals ....................................................................................6
         Comparative Per Share Data...............................................................................6
         Selected Financial Data..................................................................................7
THE SPECIAL MEETING..............................................................................................12
         General.................................................................................................12
         Record Date; Vote Required..............................................................................13
THE MERGER.......................................................................................................14
         General.................................................................................................14
         Possible Adjustment of Exchange Ratio...................................................................14
         Treatment of Minden Bancshares Options..................................................................17
         Background of the Merger................................................................................17
         Minden Bancshares' Reasons for the Merger...............................................................18
         Regions' Reasons for the Merger.........................................................................19
         Opinion of Minden Bancshares' Financial Advisor.........................................................20
         Effective Time of the Merger............................................................................23
         Distribution of Regions Stock Certificates and Payment For Fractional Shares............................24
         Conditions to Consummation of the Merger................................................................24
         Regulatory Approvals....................................................................................25
         Waiver, Amendment, and Termination of the Agreement.....................................................26
         Conduct of Business Pending the Merger..................................................................27
         Management Following the Merger.........................................................................28
         Interests of Certain Persons in the Merger..............................................................28
         Dissenting Stockholders.................................................................................29
         Federal Income Tax Consequences of the Merger...........................................................31
         Accounting Treatment....................................................................................33
         Expenses and Fees.......................................................................................33
         Resales of Regions Common Stock.........................................................................33
EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS...................................................................34
         Antitakeover Provisions Generally.......................................................................34
         Authorized Capital Stock................................................................................35
         Amendment of Certificate or Articles of Incorporation and Bylaws........................................36
         Classified Board of Directors and Absence of Cumulative Voting..........................................36
         Removal of Directors....................................................................................37



         Limitations on Director Liability.......................................................................37
         Indemnification.........................................................................................38
         Special Meetings of Stockholders........................................................................38
         Actions by Stockholders Without a Meeting...............................................................39
         Stockholder Nominations.................................................................................39
         Mergers, Consolidations, and Sales of Assets Generally..................................................39
         Business Combinations with Certain Persons..............................................................40
         Dissenters' Rights......................................................................................41
         Stockholders' Rights to Examine Books and Records.......................................................42
         Dividends...............................................................................................42
COMPARATIVE MARKET PRICES AND DIVIDENDS..........................................................................43
INFORMATION ABOUT MINDEN BANCSHARES..............................................................................45
VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS OF MINDEN BANCSHARES................................................45
INFORMATION ABOUT REGIONS........................................................................................46
         General.................................................................................................46
         Recent Developments.....................................................................................46
SUPERVISION AND REGULATION.......................................................................................48
         General.................................................................................................48
         Payment of Dividends....................................................................................49
         Capital Adequacy........................................................................................50
         Prompt Corrective Action................................................................................51
         FDIC Insurance Assessments..............................................................................52
DESCRIPTION OF REGIONS COMMON STOCK..............................................................................53
STOCKHOLDER PROPOSALS............................................................................................53
FORWARD-LOOKING STATEMENTS.......................................................................................53
EXPERTS..........................................................................................................54
OPINIONS.........................................................................................................55
WHERE YOU CAN FIND MORE INFORMATION..............................................................................55
APPENDIX A-Agreement and Plan of Merger.........................................................................A-1
APPENDIX B-Opinion of Hovde Financial, LLC......................................................................B-1
APPENDIX C-Copy of Section 131 of the Louisiana Business Corporation Act pertaining to dissenters rights........C-1

                                    SUMMARY

     This summary highlights selected information from this Proxy Statement-Prospectus. It does not contain all of the information that is important to you. You should carefully read this entire document and the documents to which we have referred. These will give you a more complete description of the proposed merger and its terms. See "Where You Can Find More Information" (page 55). Each item in this summary includes a page reference that directs you to a more complete description in this document of the topic discussed.

THE COMPANIES (PAGES 45 AND 46)

REGIONS FINANCIAL CORPORATION
417 North 20th Street
Birmingham, Alabama 35203
(205) 944-1300

Regions is a regional bank holding company headquartered in Birmingham, Alabama and incorporated in Delaware. Regions provides banking and other financial services through banking operations in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee, and Texas. As of September 30, 1999, Regions' total assets were about $41.2 billion, deposits were about $29.8 billion and stockholders' equity was about $3.0 billion.

     The section of this Proxy Statement-Prospectus under the caption "Where You Can Find More Information" at page 55, refers you to places where you can find more information about Regions.

MINDEN BANCSHARES, INC.
401 Main Street
Minden, Louisiana, 71055
(318) 377-4283

     Minden Bancshares is a bank holding company headquartered in Minden, Louisiana and incorporated in Louisiana. Minden Bancshares owns Minden Bank & Trust, a commercial bank which serves customers primarily in Webster, Caddo and surrounding Parishes in Louisiana. As of September 30, 1999, Minden Bancshares' total assets were about $327 million, deposits were about $277 million, and stockholders' equity was about $39 million.

     The section of this Proxy Statement-Prospectus under the caption "Where You Can Find More Information" at page 55 refers you to places where you can find more information about Minden Bancshares.

THE MERGER (PAGE 14)

     Minden Bancshares proposes to merge into Regions with Regions as the surviving corporation in the merger. When the merger is completed, you will receive 8.0 shares of Regions stock for each share of Minden Bancshares. You will not receive a fraction of a share of Regions common stock. Instead, you will receive a cash payment for any fraction of a share to which you may become entitled. This exchange ratio may be adjusted upward if the price of Regions common stock declines significantly relative to the stock price of some other regional bank holding companies.

     If the merger is approved by less than 80% of the voting power of Minden Bancshares and if you elect to dissent from the merger under Louisiana law and follow the required procedures, you will receive a cash payment for your shares of Minden Bancshares common stock instead of receiving Regions common stock. More information about your rights to dissent from the merger, and the procedures you must follow should you choose to do so, is included under the heading "The Merger -- Dissenting Stockholders" at page 29.

     The merger agreement protects you as stockholders against a sharp decline in the trading price of Regions stock compared to stock prices of other bank holding companies. If the average price of Regions stock over a ten-day period prior to the special meeting is less than $29.75 and also underperforms a group of bank holding company stocks by more than 15% between the date of the agreement and the date of the special meeting, then your Board of Directors can terminate the merger agreement unless Regions agrees to issue more Regions stock in exchange for your shares of Minden Bancshares common stock. This mechanism is explained in detail under the heading "The Merger--Possible Adjustment of Exchange Ratio" at page 14.

     We have attached the merger agreement to this Proxy Statement-Prospectus as Appendix A. We encourage you to read the merger agreement. It is the legal document that establishes the terms and conditions of the merger.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION (PAGE 43)

     Shares of Regions common stock are quoted on the Nasdaq National Market. Shares of Minden Bancshares are not quoted on any established market. On July 15, 1999, the last full trading day prior to the public announcement of the merger, Regions stock closed at $36.78 per share. As of that date, the last known price of Minden Bancshares stock was $125.00 per share reflecting a trade completed on July 12, 1999. On November 26, 1999, the latest practicable date before we mailed this Proxy Statement--Prospectus, Regions stock closed at $28.03 per share.

     Because the market price of Regions common stock will fluctuate after the exchange ratio is fixed, we encourage you to obtain more recent prices for Regions common stock.

REASONS FOR THE MERGER (PAGE 18)

     Before deciding to approve and recommend the merger agreement, your Board of Directors considered the financial condition and prospects of Minden Bancshares, information about Regions, the financial terms of the merger, the likelihood the bank regulators will approve the merger, the federal income tax consequences of the merger, the advice of your Board's legal and financial advisors, and other factors. Your Board of Directors decided the merger is advisable and is in your best interests as stockholders.

     To review the background of and reasons for the merger in greater detail, please see the discussion under the headings "The Merger--Background of the Merger" and "The Merger--Minden Bancshares' Reasons for the Merger" at pages 14 and 18.

OPINION OF FINANCIAL ADVISOR (PAGE 20)

     In deciding to approve the merger, your Board considered the opinion of its financial advisor, Hovde Financial, LLC, that as of the date of the opinion the exchange ratio was fair from a financial point of view to you as Minden Bancshares stockholders. We have attached this opinion as Appendix B to this Proxy Statement-Prospectus. You should read it carefully.

THE SPECIAL MEETING (PAGE 12)

     The Minden Bancshares special meeting will be held at Minden Bancshares' main office, 401 Main Street, Minden, Louisiana, 71055, at 10:00 a.m. on December 30, 1999. At the meeting, Minden Bancshares stockholders will be asked to approve the merger agreement.

RECOMMENDATIONS TO STOCKHOLDERS (PAGE 18)

     Your Board of Directors believes that the merger is fair to you and in your best interests. The Board unanimously recommends that you vote "FOR" the proposal to approve the merger agreement.

RECORD DATE; VOTING POWER (PAGE 13)

     You can vote at the special meeting if you owned Minden Bancshares common stock as of the close of business on November 26, 1999, the record date. On that date, 280,583 shares of Minden Bancshares common stock were outstanding and therefore are allowed to vote at the meeting. You will be able to cast one vote for each share of Minden Bancshares common stock you owned on November 26, 1999.

     Regions stockholders will not vote on the merger.

VOTE REQUIRED (PAGE 13)

      For the special meeting to be held, a quorum must be present. A quorum is established when a majority of the shares of Minden Bancshares common stock are represented at the special meeting either in person or by proxy. To approve the merger, Minden Bancshares stockholders who hold at least two-thirds of the shares of common stock outstanding on the record date that are represented in person or by proxy at the special meeting must vote for the merger. If you sign, date, and mail your proxy card without indicating how you want to vote your shares of Minden Bancshares common stock, your shares represented by that proxy will be voted in favor of the merger agreement. If you do not return your proxy card or attend the meeting in person, your shares of Minden Bancshares common stock will not be counted toward a quorum at the special meeting. If your shares are represented in person or by proxy at the special meeting and you abstain from voting, this will have the same effect as a vote against the merger agreement.

     All together, the directors and officers of Minden Bancshares beneficially hold approximately 21.9% of the shares entitled to be voted at the special meeting. The members of your Board of Directors have agreed to vote all of their shares in favor of the merger.

CONDITIONS TO COMPLETION OF THE MERGER (PAGE 24)

     The completion of the merger depends on a number of conditions being met, including the following:

-    Minden Bancshares stockholders approving the merger;

- Receipt of all required regulatory approvals and the expiration of any regulatory waiting periods;

- The absence of any governmental or court order blocking completion of the merger, or of any proceedings by a government body trying to block it;

- Receipt of an opinion of counsel that the U.S. federal income tax treatment of you, as the stockholders, and of Minden Bancshares in the merger will generally be tax-free as we have described it to you in this Proxy Statement-Prospectus;

- Filing with the National Association of Securities Dealers, Inc. of Regions' notification for listing of additional shares on the Nasdaq National Market for the shares of Regions common stock to be issued in the merger;

- Receipt by Minden of an opinion of Minden's financial advisor that the exchange ratio is fair, from a financial point of view, to the Minden Bancshares stockholders.

     In cases where the law permits, Minden Bancshares or Regions could waive a condition to completing the merger that has not been satisfied and complete the merger. We can't be certain whether or when any of the conditions we've listed will be satisfied (or waived, where permissible), or that the merger will be completed.

TERMINATION OF THE MERGER AGREEMENT (PAGE 26)


     Minden Bancshares and Regions can agree at any time to terminate the merger agreement without completing the merger, even if you, the stockholders, have already voted to approve it. In addition, either of us can terminate the merger agreement in the following circumstances:

- After a final decision by a governmental authority to prohibit the merger, or after the rejection of an application for a governmental approval required to complete the merger;

-    If the merger isn't completed by March 31, 2000;

-    If the Minden Bancshares stockholders don't approve the merger; or

- If the other party violates, in a significant way as described in the merger agreement, and does not properly cure, any of its representations, warranties or obligations under the merger agreement and the party seeking termination isn't in violation of the merger agreement.

     In addition, Minden Bancshares could decide to terminate the merger agreement based on the market price of Regions' common stock. If the average price of Regions common stock during a ten-day period before the date stockholders approve the merger is less than $29.75 and if the price of

Regions common stock underperforms a group of bank holding company stocks by 15% or more during the period following our entering into the merger agreement, then the board of directors of Minden Bancshares could elect to terminate the merger agreement.

     However, Minden Bancshares will not be able to terminate the merger agreement if Regions elects to issue more shares of Regions common stock in exchange for shares of Minden Bancshares common stock.

FEDERAL INCOME TAX CONSEQUENCES (PAGE 31)


     We have structured the merger with the intent that you won't recognize any gain or loss for U.S. federal income tax purposes in the merger when you exchange all of your shares of Minden Bancshares common stock for shares of Regions common stock in the merger, except in connection with cash received instead of fractional shares. We have conditioned the merger on our receipt of a legal opinion that this will be the case, but the opinion won't bind the Internal Revenue Service, which could take a different view.

     THIS TAX TREATMENT MAY NOT APPLY TO CERTAIN MINDEN BANCSHARES STOCKHOLDERS, INCLUDING THE TYPES OF MINDEN BANCSHARES STOCKHOLDERS DISCUSSED ON PAGE 31, AND WILL NOT APPLY TO ANY MINDEN BANCSHARES STOCKHOLDER WHO DISSENTS FROM THE MERGER UNDER LOUISIANA LAW. DETERMINING THE ACTUAL TAX CONSEQUENCES OF THE MERGER TO YOU CAN BE COMPLICATED. YOUR INDIVIDUAL TAX CONSEQUENCES WILL DEPEND ON YOUR SPECIFIC SITUATION AND MANY VARIABLES NOT WITHIN OUR CONTROL. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE MERGER'S TAX CONSEQUENCES.

ACCOUNTING TREATMENT (PAGE 33)


     We expect the merger to qualify for purchase accounting treatment, meaning that the assets and liabilities of Minden Bancshares will be recorded at their estimated fair values and added to those of Regions.

INTERESTS OF PERSONS IN THE MERGER THAT ARE DIFFERENT FROM YOURS (PAGE 28)


     Some of the officers of Minden Bancshares have benefit and compensation plans that provide them with interests in the merger that are different from, or in addition to, their interests as stockholders of Minden Bancshares. In particular, they hold outstanding options under Minden Bancshares' existing stock option plan, which will be converted into stock options to acquire Regions stock after the merger. In addition, members of Minden Bancshares' Board and its officers are entitled to indemnification under the merger agreement.

     The board of directors of Minden Bancshares was aware of these interests and considered them in approving and recommending the merger.

DISSENTERS' APPRAISAL RIGHTS (PAGE 29)


     Louisiana law permits you to dissent from the merger and to have the fair value of your stock paid to you in cash, if the merger is approved by less than 80% of the total voting power of Minden Bancshares stockholders. To dissent from the merger, you must follow certain procedures, including the filing of certain notices and must vote your shares against the merger. If you dissent from the merger, your shares of Minden Bancshares common stock will not be exchanged for shares of Regions common stock in the merger, and your only right will be to receive the value of your shares in cash.

REGULATORY APPROVALS (PAGE 25)


     We can't complete the merger unless we obtain the approval of the Board of Governors of the Federal Reserve System. The U.S. Department of Justice has input into the Federal Reserve Board's approval process. Federal law requires us to wait for up to 30 days before completing the merger after the Federal Reserve Board has approved it. The Federal Reserve Board may shorten the waiting period to 15 days.

     In addition, the merger is subject to the approval of or notice to the Commissioner of Financial Institutions of the State of Louisiana.

     We have filed all of the required notices with these regulatory authorities. The Federal Reserve Board has issued its approval of the merger. While we don't know of any reason why we shouldn't obtain the remaining regulatory approval in a timely manner, we can't be certain when, or if, we'll obtain it.

COMPARATIVE PER SHARE DATA


     The following table shows information about our companies' income per share, dividends per share and book value per share, and similar information reflecting the merger of our two companies (which is referred to as "pro forma" information). In presenting the comparative pro forma information for certain time periods, we assumed that Minden Bancshares and Regions had been merged throughout those periods.

     In presenting the comparative pro forma information, we also assumed that Regions will record Minden Bancshares' assets and liabilities at their estimated fair values and add them to the assets and liabilities of Regions for accounting and financial reporting purposes (a method which is referred to as the "purchase" method of accounting).

     The information listed as "equivalent pro forma" was computed by multiplying the pro forma amounts by an assumed exchange ratio of 8.0. It is intended to reflect the estimate that Minden Bancshares stockholders will be receiving 8.0 shares of Regions common stock for each share of Minden Bancshares common stock exchanged in the merger. This may not be the actual exchange ratio, since the exchange ratio is subject to possible adjustment as explained under the caption "The Merger-Possible Adjustment of Exchange Ratio" beginning on page 14.

     The pro forma information, while helpful in illustrating the financial attributes of the combined company under one set of assumptions, doesn't attempt to predict or suggest future results. Also, the information set forth for the nine-month period ended September 30, 1999 doesn't indicate what the results will be for the full 1999 fiscal year.

     The information in the following table is based on the historical financial information of our companies. See "Where You Can Find More Information" on page 55.


                                              NINE MONTHS ENDED
                                                 SEPTEMBER 30,                  YEAR ENDED
                                               1999         1998             DECEMBER 31, 1998
                                               ----         ----             -----------------
                                                  (Unaudited)             (Unaudited except Regions
                                                                            and Minden historical)

NET INCOME PER COMMON SHARE
Regions historical .....................      $  1.78      $ 1.34                    $ 1.92
Regions historical -diluted ............         1.76        1.32                      1.88
Minden historical ......................        14.75       14.97                     20.33
Regions and Minden pro forma combined(1)         1.79                                  1.92
Regions and Minden pro forma combined
 -diluted(1) ............................        1.76                                  1.89
Minden pro forma equivalent(2) .........        14.32                                 15.36
Minden pro forma equivalent
 -diluted(2) ............................       14.08                                 15.12
DIVIDENDS DECLARED PER COMMON SHARE
Regions historical .....................          .75         .69                       .92
Minden historical ......................         1.00         .85                      5.00
Minden pro forma equivalent(3) .........         6.00        5.52                      7.36
BOOK VALUE PER COMMON SHARE (PERIOD END)
Regions historical .....................        13.77
Minden historical ......................
Regions and Minden pro forma combined(1)        13.94
Minden pro forma equivalent(2) .........       111.52


(1) Represents the combined results of Regions and Minden Bancshares as if the merger were consummated on January 1, 1998 (or September 30, 1999, in the case of Book Value Per Common Share Data), and were accounted for as a purchase.
(2) Represents pro forma combined information multiplied by an assumed Exchange Ratio of 8.0 shares of Regions common stock for each share of Minden Bancshares common stock.
(3) Represents historical dividends declared per share by Regions multiplied by an assumed Exchange Ratio of 8.0 shares of Regions common stock for each share of Minden Bancshares common stock.
(4) The Exchange Ratio is subject to upward adjustment if the average of the closing sales prices of Regions common stock over a specified period is less than $29.75 and Regions' common stock price underperforms an index group of other bank holding company stocks by more than 15%. See "The Merger-Possible Adjustment of Exchange Ratio." The presentation of pro forma merger equivalent information would be affected by any increase in the Exchange Ratio.


SELECTED FINANCIAL DATA


     The following tables show summarized historical financial data for each of our companies.

     The information in the following tables is based on the historical financial information of our companies. All of the summary financial information provided in the following tables should be read in connection with this historical financial information and with the more detailed financial information we have incorporated by reference in this Proxy Statement-Prospectus. See "Where You Can Find More Information" on page 55. The financial information as of or for the interim periods ended September 30, 1999 and 1998 has not been audited and, in the respective opinions of management, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data.

Selected Historical Financial Data of Regions




                                                NINE MONTHS
                                             ENDED SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                        --------------------------    --------------------------------------------
                                            1999           1998           1998              1997           1996
                                            ----           ----           ----              ----           ----
                                                (Unaudited)
                                                        (In thousands, except per share data and ratios)
INCOME STATEMENT DATA:
Total interest income ...............   $ 2,096,563    $ 1,932,506    $ 2,597,786       $ 2,276,584    $ 1,954,283
Total interest expense ..............     1,031,252        948,247      1,272,968         1,097,376        942,459
Net interest income .................     1,065,311        984,259      1,324,818         1,179,208      1,011,824
Provision for loan losses ...........        75,389         41,482         60,505            89,663         46,026
Net interest income after
     loan loss provision ............       989,922        942,777      1,264,313         1,089,545        965,798
Total noninterest income before
     security gains (losses) ........       398,137        340,835        467,695           406,484        341,792
Security gains (losses) .............            41          3,127          7,002               498          3,311
Total noninterest expense ...........       788,019        839,939      1,103,708           901,776        837,034
Income tax expense ..................       203,754        152,095        213,590           197,222        156,008
Net income ..........................       396,327        294,705        421,712           397,529        317,859
PER SHARE DATA:
Net income ..........................   $      1.78    $      1.34    $      1.92       $      1.89    $      1.64
Net income --diluted ................          1.76           1.32           1.88              1.86           1.61
Cash dividends ......................           .75            .69            .92               .80            .70
Book value ..........................         13.77          13.38          13.61             12.75          11.82
OTHER INFORMATION:
Average number of shares outstanding        222,697        220,220        220,114           209,781        194,241

Average number of shares outstanding,
    -- diluted ......................       225,350        223,935        223,781           213,750        197,751
STATEMENT OF CONDITION DATA
(PERIOD END):
Total assets ........................   $41,229,164    $35,076,264    $36,831,940       $31,414,058    $26,993,344
Securities ..........................     9,499,770      7,696,008      7,969,137         6,315,923      5,742,375
Loans, net of unearned income .......    27,511,472     23,852,206     24,365,587        21,881,123     18,395,552
Total deposits ......................    29,804,048     27,184,895     28,350,066        25,011,021     22,019,412
Long-term debt ......................       371,148        424,176        571,040           445,529        570,545
Stockholders' equity ................     3,019,937      2,957,653      3,000,401         2,679,821      2,274,563
PERFORMANCE RATIOS:
Return on average assets(1) .........          1.36%          1.17%          1.24%(a)          1.35%          1.25%(b)
Return on average stockholders'
     equity(1) ......................         17.16          13.79          14.62 (a)         15.38          14.71 (b)
Net interest margin(1) ..............          4.28           4.01           4.25              4.41           4.36
Efficiency(2) .......................         53.23          54.00          60.82 (a)         57.78          61.84 (b)
Dividend payout .....................         42.13          51.49          47.92             42.33          42.68
ASSET QUALITY RATIOS:
Net charge-offs to average loans,
     net of unearned income(1) ......           .34%           .22%           .28%              .27%           .18%
Problem assets to net loans and
     other real estate(3) ...........           .67            .67            .60               .78            .63
Nonperforming assets to net loans
     and other real estate(4) .......           .96            .90           1.15               .91            .83
Allowance for loan losses to loans,
     net of unearned income .........          1.20           1.36           1.29              1.39           1.38
Allowance for loan losses to
     nonperforming assets(4) ........        125.57         150.72         112.27            151.89         166.41




                                           YEAR ENDED DECEMBER 31
                                        ----------------------------
                                             1995            1994
                                             ----            ----

INCOME STATEMENT DATA:
Total interest income ...............   $  1,750,427     $ 1,385,512
Total interest expense ..............        861,242         598,160
Net interest income .................        889,185         787,352
Provision for loan losses ...........         37,493          22,058
Net interest income after
     loan loss provision ............        851,692         765,294
Total noninterest income before
     security gains (losses) ........        280,834         251,837
Security gains (losses) .............           (697)            681
Total noninterest expense ...........        720,825         653,506
Income tax expense ..................        134,529         115,853
Net income ..........................        276,475         248,453
PER SHARE DATA:
Net income ..........................   $       1.45     $      1.36
Net income --diluted ................           1.43            1.34
Cash dividends ......................            .66             .60
Book value ..........................          10.74            9.58
OTHER INFORMATION:
Average number of shares outstanding         190,896         182,903


Average number of shares outstanding,
    -- diluted ......................        193,579         185,110
STATEMENT OF CONDITION DATA
(PERIOD END):
Total assets ........................   $ 24,419,249     $22,184,508
Securities ..........................      5,618,839       5,143,226
Loans, net of unearned income .......     16,156,312      14,726,649
Total deposits ......................     19,982,533      18,048,906
Long-term debt ......................        762,521         766,774
Stockholders' equity ................      2,047,398       1,785,026
PERFORMANCE RATIOS:
Return on average assets(1) .........           1.19%           1.23%
Return on average stockholders'
     equity(1) ......................          14.30           14.88
Net interest margin(1) ..............           4.27            4.33
Efficiency(2) .......................          61.61           62.89
Dividend payout .....................          45.52           44.12
ASSET QUALITY RATIOS:
Net charge-offs to average loans,
     net of unearned income(1) ......            .15%            .18%
Problem assets to net loans and
     other real estate(3) ...........            .69             .91
Nonperforming assets to net loans
     and other real estate(4) .......            .81             .98
Allowance for loan losses to loans,
     net of unearned income .........           1.43            1.41
Allowance for loan losses to
     nonperforming assets(4) ........         177.53          144.04



                                          NINE MONTHS
                                      ENDED SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                      -------------------   ------------------------------------------------------
                                        1999       1998        1998        1997       1996        1995       1994
                                        ----       ----        ----        ----       ----        ----       ----
                                           (Unaudited)
                                                    (In thousands, except per share data and ratios)
LIQUIDITY AND CAPITAL RATIOS:
Average stockholders' equity to
  average assets..................       7.93%       8.51%       8.47%      8.75%       8.50%      8.36%       8.23%
Average loans to average deposits.      90.56       86.91       86.93      84.94       82.42      82.23       75.90
Tier 1 risk-based capital(5)......       9.42       10.66       10.26      10.48       10.81      11.14       10.69
Total risk-based capital(5).......      11.17       12.74       12.17      12.93       13.59      14.61       14.29
Tier 1 leverage(5)................       6.67        7.39        7.40       7.52        7.44       7.49        8.21

-------------------

(1)  Interim period ratios are annualized.
(2) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.
(3) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.
(4) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.
(5) The required minimum Tier 1 and total capital ratios are 4% and 8%, respectively. The minimum leverage ratio of Tier 1 capital to total assets is 3% to 5%. The ratios for prior periods have not been restated to reflect the combinations with First National Bancorp and First Commercial Corporation, accounted for as poolings of interests, or any other pooling-of-interests transactions.
(a) Ratios for 1998 excluding $80.7 million (after tax) for nonrecurring merger and consolidation charges are as follows: Return on average assets -- 1.48%, Return on average stockholders' equity -- 17.42%, and Efficiency -- 54.13%.
(b) Ratios for 1996 excluding $20.2 million (after-tax) charge for SAIF assessment and merger expenses are as follows: Return on average assets -- 1.33%, Return on average stockholders' equity -- 15.64%, and Efficiency -- 60.93%.

Selected Historical Financial Data of Minden Bancshares


                                            NINE MONTHS
                                         ENDED SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                       ---------------------   ----------------------------------------------------------
                                          1999        1998        1998         1997         1996        1995         1994
                                          ----        ----        ----         ----         ----        ----         ----
                                            (Unaudited)
                                                       (In thousands, except per share data and ratios)

INCOME STATEMENT DATA:
Total interest income ..............   $ 17,070    $ 16,243    $ 21,906    $  20,088     $ 17,255    $ 15,015    $  11,100
Total interest expense .............      7,603       7,143       9,716        8,750        7,420       6,301        4,213
Net interest income ................      9,467       9,100      12,190       11,278        9,835       8,714        6,887
Provision for loan losses ..........         --          --          --           --           --          --           --
Net interest income after
     loan loss provision ...........      9,467       9,100      12,190       11,278        9,835       8,714        6,887
Total noninterest income excluding
     security gains (losses) .......      2,235       1,941       2,692        2,384        2,208       1,804        1,381
Security gains (losses) ............         --          --          --           81           --          --         (253)
Total noninterest expense ..........      5,506       4,916       6,575        6,278        5,359       5,223        3,740
Income tax expense .................      2,056       1,926       2,603        2,384        2,073       1,617        1,336
Net income .........................      4,140       4,199       5,704        5,081        4,611       3,668        2,939
PER SHARE DATA:
Net income .........................   $  14.75    $  14.97    $  20.33    $   18.11     $  16.43    $  13.07    $   10.43
Cash dividends .....................       1.00         .85        5.00         4.00         3.25        2.75         2.25
Book value .........................     138.64      128.52      128.71       112.96        98.15       85.55        67.74
OTHER INFORMATION:
Average number of shares outstanding        281         281         281          281          281         281          281
STATEMENT OF CONDITION DATA
(PERIOD END):
Total assets .......................   $327,263    $311,993    $328,375    $ 292,078     $250,032    $227,011    $ 172,565
Securities .........................    135,515     128,070     150,628      124,916      105,231      88,525       90,057
Loans, net of unearned income ......    150,373     142,382     140,320      136,889      115,346      99,381       66,225
Total deposits .....................    276,785     262,880     280,371      248,183      215,996     196,096      145,264
Long-term debt .....................         --          --          --           --           --          90          180
Stockholders' equity ...............     38,901      36,069      36,114       31,686       27,536      24,009       19,021
PERFORMANCE RATIOS:
Return on average assets(1) ........       1.67%       1.86%       1.85%        1.83%        1.91%       1.75%        1.74%
Return on average stockholders'
     equity(1) .....................      14.68       16.62       16.57        17.02        17.83       16.67        15.17
Net interest margin(1) .............       4.16        4.42        4.34         4.45         4.48        4.53         4.41
Efficiency(2) ......................      46.04       43.52       43.18        44.72        43.46       48.52        45.37
Dividend payout ....................       6.78        5.68       24.59        22.09        19.78       21.04        21.57
ASSET QUALITY RATIOS:
Net charge-offs to average loans,
     net of unearned income(1) .....        .44%        .06%        .15%        (.03%)        .08%        --%         (.07%)
Problem assets to net loans and
     other real estate(3) ..........        .31         .47         .14          .61          .49         .85         1.73
Nonperforming assets to net loans
     and other real estate(4) ......        .55        1.16         .79         1.04          .94        1.02         1.96
Allowance for loan losses to loans,
     net of unearned income ........       1.93        2.48        2.42         2.63         2.87        3.42         5.13
Allowance for loan losses to
     nonperforming assets(4) .......     349.70      213.07      304.22       252.49       305.55      332.39       259.36


                                          NINE MONTHS
                                      ENDED SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                      -------------------      --------------------------------------------------
                                        1999       1998        1998        1997       1996        1995       1994
                                        ----       ----        ----        ----       ----        ----       ----
                                           (Unaudited)
                                                    (In thousands, except per share data and ratios)
LIQUIDITY AND CAPITAL RATIOS:
Average stockholders' equity to
  average assets..................      11.38%      11.09%      11.19%     10.77%      10.72%     10.47%      11.44%
Average loans to average deposits.      52.81       55.05       54.18      54.11       52.27      48.66       42.12
Tier 1 risk-based capital(5).....       21.96       20.14       20.84      19.90       22.29      17.14       25.99
Total risk-based capital(5)......       23.22       21.39       22.10      21.17       23.56      18.43       27.27
Tier 1 leverage(5)...............       11.19       10.51       10.10       9.59       10.28       9.52       12.01

-------------------

(1)  Interim period ratios are annualized.
(2) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.
(3) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.
(4) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.
(5) The required minimum Tier 1 and total capital ratios are 4% and 8%, respectively. The minimum leverage ratio of Tier 1 capital to total assets is 3% to 5%.

                               THE SPECIAL MEETING


GENERAL


     This Proxy Statement-Prospectus is being furnished to the stockholders of Minden Bancshares, Inc. in connection with the solicitation on behalf of the Minden Bancshares Board of Directors of proxies for use at a special meeting of stockholders. At the special meeting, Minden Bancshares stockholders will be asked to vote upon a proposal to approve the Agreement and Plan of Merger, dated as of July 13, 1999, by and between Minden Bancshares and Regions Financial Corporation.

     The special meeting will be held at 10:00 a.m., local time, on December 30, 1999, at the main offices of Minden Bancshares, at 401 Main Street, Minden, Louisiana, 71055.

     Minden Bancshares stockholders are requested promptly to sign, date, and return the accompanying proxy card to Minden Bancshares in the enclosed postage-paid, addressed envelope. If you fail to return a properly executed proxy card or attend the meeting in person, your shares of Minden Bancshares common stock will not be counted toward a quorum at the special meeting. If you return a signed and dated proxy card but do not indicate how you want to vote your shares represented by that proxy, your shares will be voted in favor of the merger agreement. If your shares are represented in person or by proxy at the special meeting and you abstain from voting, that will have the same effect as a vote against the merger agreement.

     Any Minden Bancshares stockholder who has delivered a proxy may revoke it at any time before it is voted by giving notice of revocation in writing or submitting to Minden Bancshares a signed proxy card bearing a later date, provided that such notice or proxy card is actually received by Minden Bancshares before the taking of the stockholder vote at the special meeting. Any notice of revocation should be sent to Minden Bancshares, Inc., 401 Main Street, Minden, Louisiana, 71055, Attention: John W. Montgomery, Corporate Secretary. A proxy will not be revoked by death or supervening incapacity of the stockholder executing the proxy unless, before the vote, notice of such death or incapacity is filed with the Secretary. The shares of Minden Bancshares common stock represented by properly executed proxies received at or before the vote is taken at the special meeting and not subsequently revoked will be voted as directed in such proxies. IF INSTRUCTIONS ARE NOT GIVEN, SHARES REPRESENTED BY PROXIES RECEIVED WILL BE VOTED FOR APPROVAL OF THE MERGER AGREEMENT AND IN THE DISCRETION OF THE PROXY HOLDER AS TO ANY OTHER MATTERS THAT PROPERLY MAY COME BEFORE THE SPECIAL MEETING. IF NECESSARY, AND UNLESS CONTRARY INSTRUCTIONS ARE GIVEN OR UNLESS THE STOCKHOLDER HAS VOTED AGAINST THE MERGER, THE PROXY HOLDER ALSO MAY VOTE IN FAVOR OF A PROPOSAL TO ADJOURN THE SPECIAL MEETING TO PERMIT FURTHER SOLICITATION OF PROXIES IN ORDER TO OBTAIN SUFFICIENT VOTES TO APPROVE THE MERGER AGREEMENT. As of the date of this Proxy Statement-Prospectus, Minden Bancshares is unaware of any other matter to be presented at the special meeting.

     Solicitation of proxies will be made by mail but also may be made by telephone, telegram, e-mail or in person by the directors, officers, and employees of Minden Bancshares, who will receive no additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses.

     Minden Bancshares stockholders should not forward any stock certificates with their proxy cards.

RECORD DATE; VOTE REQUIRED


     Minden Bancshares' Board has established the close of business on November 26, 1999, as the record date for determining the Minden Bancshares stockholders entitled to notice of and to vote at the special meeting. Only Minden Bancshares stockholders of record as of the record date will be entitled to vote at the special meeting. As of the record date, there were approximately 480 holders of 280,983 shares of common stock of Minden Bancshares outstanding and entitled to vote at the special meeting, with each share entitled to one vote. For information as to persons known by Minden Bancshares to beneficially own more than 5.0% of outstanding shares of Minden Bancshares common stock as of the record date, see "Voting Securities and Principal Stockholders of Minden Bancshares" on page 45.

     The presence, in person or by proxy, of a majority of the outstanding shares of Minden Bancshares common stock is necessary to constitute a quorum of the stockholders. A quorum must be present before a vote on the merger agreement can be taken at the special meeting. For these purposes, shares of Minden Bancshares common stock that are present, or represented by proxy, at the special meeting will be counted for quorum purposes regardless of whether the holder of the shares or proxy fails to vote on the merger agreement for any reason, including broker nonvotes. Generally, a broker who holds shares of Minden Bancshares common stock in "street" name on behalf of a beneficial owner lacks authority to vote such shares in the absence of specific voting instructions from the beneficial owner.

     Once a quorum is established, approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the shares of Minden Bancshares common stock outstanding on the record date which are represented in person or by proxy at the special meeting. Your failure to attend the meeting or to return an executed proxy card will have the effect that the shares you held of record on the record date will not be counted toward a quorum. A failure to vote shares that are represented in person or by proxy at the special meeting, including an abstention or a broker nonvote, will have the same effect as a vote against the merger agreement.

     The directors and executive officers of Minden Bancshares and their affiliates beneficially owned, as of the record date, 61,489 shares (or approximately 21.9% of the outstanding shares) of Minden Bancshares common stock. The directors and executive officers of Minden Bancshares and their affiliates have agreed to vote in favor of the merger agreement. The directors and executive officers of Regions and their affiliates beneficially owned, as of the record date, no shares of Minden Bancshares common stock. As of that date, no subsidiary of either Minden Bancshares or Regions held any shares of Minden Bancshares common stock in a fiduciary capacity for others.

                                   THE MERGER



     The following material describes certain aspects of the merger of Minden Bancshares into Regions. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the merger agreement, which is attached as Appendix A to this Proxy Statement-Prospectus and incorporated herein by reference. All stockholders are urged to read the Appendices in their entirety.

GENERAL


     The merger agreement provides generally for the acquisition of Minden Bancshares by Regions pursuant to the merger of Minden Bancshares into Regions. Regions will be the surviving corporation in the merger.

     On the date and at the time that we complete the merger, each share of Minden Bancshares common stock (except shares held by Minden Bancshares, Regions, or their respective subsidiaries, in each case other than shares Minden Bancshares, Regions or their subsidiaries hold in a fiduciary capacity or as a result of debts previously contracted, and excluding all shares held by stockholders who perfect their dissenters' rights) issued and outstanding at the effective time of the merger will be converted into 8.0 shares of the $.625 par value common stock of Regions, subject to possible adjustment. Each share of Regions common stock outstanding immediately prior to the effective time of the merger will remain outstanding and unchanged as a result of the merger.

     No fractional shares of Regions common stock will be issued in connection with the merger. In lieu of issuing fractional shares, Regions will make a cash payment equal to the fractional part of a share which a Minden Bancshares stockholder would otherwise receive multiplied by the closing price of Regions common stock on the Nasdaq National Market (as reported by The Wall Street Journal, or, if not reported thereby, by another authoritative source selected by Regions), on the last trading day prior to the time we complete the merger.

POSSIBLE ADJUSTMENT OF EXCHANGE RATIO


     The merger agreement provides that the exchange ratio could be adjusted under the circumstances described below. UNDER NO CIRCUMSTANCES WOULD THE EXCHANGE RATIO BE LESS THAN 8.0 SHARES OF REGIONS COMMON STOCK FOR EACH SHARE OF MINDEN BANCSHARES COMMON STOCK. The exchange ratio can be adjusted if the Minden Bancshares Board elects to terminate the merger agreement under the provisions of the merger agreement described below, and if Regions then elects to avoid termination of the merger agreement by increasing the exchange ratio.

     For purposes of the description of these provisions and their operation, the following definitions apply.

     The "Average Closing Price" is the average of the daily last sale prices of Regions common stock as reported on the Nasdaq National Market (as reported by The Wall Street Journal, or, if not reported thereby, another authoritative source as chosen by Regions) for 10 consecutive full trading days in which such shares are traded on the Nasdaq National Market ending at the close of trading on the Determination Date.

     The "Determination Date" is the date Minden Bancshares stockholders approve the merger agreement.

     The "Regions Ratio" is the number obtained by dividing the Average Closing Price by $37.1875.

     The "Index Price" is the weighted average of the last sale prices of the common stock of the bank holding companies defined as the "Index Group" in the merger agreement as of a given date.

     The "Index Ratio" is the number obtained by dividing the Index Price on the Determination Date by the Index Price as of July 13, 1999, less 15%.

     If both:

              (i) the Average Closing Price is less than $29.75; and

              (ii) the Regions Ratio is less than the Index Ratio,

then Minden Bancshares may terminate the merger agreement unless Regions increases the exchange ratio such that the number of shares of Regions common stock issued in exchange for each share of Minden Bancshares common stock has a value (based on the Average Closing Price) equal to the lesser of (1) $238.00 or
(2) the value (based on the Average Closing Price) of the number of a shares of Regions common stock that would have been exchanged for each share of Minden Bancshares common stock if the relative performance of Regions common stock as determined above was 15% lower than the relative performance of the Index Group. If the merger is approved by the Minden Bancshares stockholders, the Minden Bancshares Board may elect not to terminate the merger agreement and to consummate the merger without resoliciting the Minden Bancshares stockholders even if Minden Bancshares' right to terminate the merger agreement is triggered and, as a result of the Exchange Ratio, the value of shares of Regions common stock (valued at the Average Closing Price) issued in exchange for each share of Minden Bancshares common stock would be less than the lesser of (1) $238.00 or
(2) the value (based on the Average Closing Price) of the number of shares of Regions common stock that would have been exchanged for each share of Minden Bancshares common stock if the relative performance of Regions common stock as determined above was 15% lower than the relative performance of the Index Group.

     These conditions reflect the parties' agreement that Minden Bancshares' stockholders will assume the risk of declines in the per share value of Regions common stock to $29.75. Any adjustment of the exchange ratio reflecting a decline in the price of Regions common stock to below $29.75 would be dependent on whether the Average Closing Price of Regions common stock lags behind a market basket of comparable bank holding company common stocks (the Index Group referenced above) by more than 15%.

     In making its determination of whether to terminate the merger agreement, the Minden Bancshares Board will take into account, consistent with its fiduciary duties, all relevant facts and circumstances that exist at such time, including, without limitation, information concerning the business, financial condition, results of operations, and prospects of Regions (including the recent performance of Regions common stock, the historical financial data of Regions, customary statistical measurements of Regions' financial performance, and the future prospects for Regions common stock following the merger), and the advice of its financial advisors and legal counsel. If the Minden Bancshares Board elects to terminate the merger agreement, Regions would then determine whether to proceed with the merger at the higher exchange ratio. In making this determination, the principal factors Regions will consider include the projected effect of the merger on Regions' pro forma earnings per share and whether Regions' assessment of Minden Bancshares' earning potential as part of Regions justifies the issuance of an increased number of Regions' shares. If Regions declines to adjust the exchange ratio, Minden Bancshares may elect to proceed without the adjustment, provided it does so within 12 days after the Determination Date. REGIONS IS UNDER NO OBLIGATION TO ADJUST THE EXCHANGE RATIO.

     The operation of the adjustment mechanism can be illustrated by three scenarios. (For purposes of the scenarios, it has been assumed that the initial exchange ratio is 8.0, the Starting Price of Regions Common stock is $37.1875, and the Index Price, as of July 13, 1999, is $100.)

     (1) The first scenario occurs if the Average Closing Price is $29.75 or greater. Under this scenario, regardless of any comparison between the Regions Ratio and the Index Ratio, there would be no possible adjustment to the exchange ratio, even though the value of the consideration to be received by Minden Bancshares stockholders could have fallen from pro forma $297.50 per share, as of July 13, 1999, to as little as pro forma $238.00 per share, as of the Determination Date.

     (2) The second scenario occurs if the Average Closing Price is less than $29.75, but does not represent a decline from the Starting Price of more than 15% than the decline of the common stock prices of the Index Group. Under this scenario, there also would be no possible adjustment to the Exchange Ratio, even though the value of the consideration to be received by Minden Bancshares stockholders would have fallen from pro forma $297.50 per share, as of July 13, 1999, to an amount based on the then lower Average Closing Price of Regions common stock, as of the Determination Date, of less than pro forma $238.00 per share.

     (3) The third scenario occurs if the Average Closing Price declines below $29.75 and the Regions Ratio is below the Index Ratio. Under this scenario, the adjustment in the Exchange Ratio is designed to ensure that the Minden Bancshares stockholders receive shares of Regions common stock having a value (based upon the Average Closing Price) that corresponds to at least $238.00 or a 15% decline from the stock price performance reflected by the Index Group, whichever is less.

     For example, if the Average Closing Price were $26.00, and the ending Index Price, as of the Determination Date, were $90, the Regions Ratio (.6992) would be below the Index Ratio (.75, or .90 minus .15), and Minden Bancshares could terminate the merger agreement unless Regions elected within five days to increase the Exchange Ratio to equal 8.582, which represents the lesser of (a)
9.154 [the result of dividing $238.00 (the product of $29.75 and the 8.0 Exchange Ratio) by the Average Closing Price ($26.00)] and (b) 8.582 [the result of dividing the Index Ratio (.75) times 8.0 by the Regions Ratio (.6992)]. Based upon the assumed $26.00 Average Closing Price, the new exchange ratio would represent a value to the Minden Bancshares stockholders of $223.13 for each share of Minden Bancshares common stock.

     If the Average Closing Price were $26.00, and the ending Index Price, as of the Determination Date, were $100, the Regions Ratio (.6992) would be below the Index Ratio (.85, or 1.00 minus .15), and Minden Bancshares could terminate the merger agreement unless Regions elected within five days to increase the Exchange Ratio to equal 9.154, which represents the lesser of
(a) 9.154 [the result of dividing $238.00 (the product of $29.75 and the 8.0 Exchange Ratio) by the Average Closing Price ($26.00)] and (b) 9.726 [the result of dividing the Index Ratio (.85) times 8.0 by the Regions Ratio (.6992)]. Based upon the assumed $26.00 Average Closing Price, the new Exchange Ratio would represent a value to the Minden Bancshares stockholders of $238.00 for each share of Minden Bancshares common stock.

     The actual market value of a share of Regions common stock at the effective time of the merger and at the time certificates for those shares are delivered following surrender and exchange of certificates for shares of Minden Bancshares common stock may be more or less than the Average Closing Price. Minden Bancshares stockholders are urged to obtain current market quotations for Regions common stock. See "Comparative Market Prices and Dividends" on page 43.

TREATMENT OF MINDEN BANCSHARES OPTIONS


     The agreement and plan of merger provides that all rights with respect to Minden Bancshares common stock pursuant to stock options or stock appreciation rights granted by Minden Bancshares under its stock option plans which are outstanding at the effective time of the merger, whether or not then exercisable, will be converted into and will become rights with respect to Regions common stock, and Regions will assume each of such options in accordance with the terms of the plan under which it was issued and the agreement by which it is evidenced. After the effective time of the merger, those options will become options to purchase Regions common stock, with the exercise price and number of shares of Regions common stock purchasable thereunder adjusted to reflect the Exchange Ratio, as it may be adjusted. Those options that were issued as incentive stock options will be adjusted in accordance with Section 424 of the Internal Revenue Code in order to avoid certain tax consequences for the option holder.

     The executive officers or directors of Minden Bancshares held in the aggregate options to purchase 13,475 shares of Minden Bancshares common stock, of which 7,475 were exercisable, as of the date of this Proxy
Statement-Prospectus.

BACKGROUND OF THE MERGER

     During the last several years, there have been significant developments in the banking and financial services industry. These developments have included the increased emphasis and dependence on automation, specialization of products and services, increased competition from other financial institutions, and a trend toward consolidation and geographic expansion, coupled with a relaxation of regulatory restrictions on interstate conduct of business of financial institutions.

     Mindful of these factors, the board of directors and management have periodically reviewed and updated strategic plans for Minden Bancshares. As part of this ongoing process, the board of directors embarked in 1998 on an exhaustive strategic planning initiative, with the goal of exploring a full range of alternatives and identifying possible courses of action to respond to changes in the banking industry, so as to best invest capital and optimize the return on equity for stockholders. In December, 1998, Minden Bancshares engaged Hovde Financial LLC to assist it in exploring various strategic alternatives. Over the next several months, management and representatives of Hovde evaluated and compared a range of strategic options, including the prospects of remaining independent, expanding market location, introducing new products and services, and affiliating with another financial institution. Management periodically advised the board of directors about the status of the process.

     In the first quarter of 1999, the board of directors authorized Hovde to contact several financial institutions that management, in conjunction with Hovde, had identified as possible merger partners, to solicit indications of possible interest in affiliating with Minden Bancshares. One of the institutions initially solicited was Regions, which expressed an interest in pursuing further discussions. After further discussions with Regions' representatives, the board of directors concluded that Regions' corporate culture and banking philosophy were the most compatible with those of Minden Bancshares, and that the proposed terms of the merger represented a fair value for Minden Bancshares' stockholders. The board of directors approved the merger agreement, and it was executed as of July 13, 1999.

MINDEN BANCSHARES' REASONS FOR THE MERGER.


     In approving the merger, the Minden Bancshares directors considered a number of factors. Without assigning any relative or specific weights to the factors, the Minden Bancshares Board of Directors considered the following material factors:

- the financial terms of the merger, including the relationship of the merger price to the book value and earnings per share of Minden Bancshares common stock and the partial protection against a decline in the market value of Regions common stock;

- the nonfinancial terms of the merger, including the treatment of the merger as a tax-free exchange of Minden Bancshares common stock for Regions common stock for federal and state income tax purposes;

- the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay;

- the opinion rendered by Minden Bancshares' financial advisor to the effect that, from a financial point of view, the exchange of Minden Bancshares common stock for Regions common stock on the terms and conditions set forth in the merger agreement is fair to the holders of Minden Bancshares common stock;

- stockholders of Minden Bancshares will receive shares of Regions common stock, which is publicly traded on the Nasdaq National Market; there is no current public market for Minden Bancshares common stock;

- affiliation with a larger holding company would provide the opportunity to realize economies of scale and increase efficiencies of operations to the benefit of stockholders and customers. Affiliation with Regions will also enhance the development of new products and services, the development and provision of which are becoming increasingly difficult to address by smaller banks; and

- potential benefits and opportunities for employees of Minden Bancshares as a result of both employment in a larger enterprise and Regions' benefit plans and policies.

     The terms of the merger were the result of arms-length negotiations between representatives of Minden Bancshares and representatives of Regions. Based upon the consideration of the foregoing factors, the Board of Minden Bancshares unanimously approved the merger as being in the best interests of Minden Bancshares and its stockholders. Each member of the Board of Minden Bancshares has agreed to vote those shares of Minden Bancshares common stock over which such member has voting authority (other than in a fiduciary capacity) in favor of the merger.

     MINDEN BANCSHARES' BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MINDEN BANCSHARES STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

REGIONS' REASONS FOR THE MERGER


     In approving the merger agreement and the merger, the Regions Board considered a number of factors concerning the benefits of the merger, including the following:

- Information Concerning Minden Bancshares: The Regions Board considered information concerning the business, operations, earnings, asset quality, and financial condition of Minden Bancshares, and aspects of the Minden Bancshares franchise, including the market position of Minden Bancshares in each of the markets in which it operates and the compatibility of the community bank orientation of the operations of Minden Bancshares to that of Regions. The Regions Board concluded that Minden Bancshares is a sound, well managed financial institution which is well positioned in its market areas and which presents an attractive opportunity for Regions to add to its franchise in the Louisiana market.

- Financial Terms of the Merger: The Regions Board considered various financial aspects of the merger as reported by Regions' management including (1) the anticipated effect of the merger on Regions' per share earnings (with the merger anticipated to have no significant effect on Regions' earnings per share), (2) the anticipated effect of the merger on Regions' book value per share (with the merger anticipated not to dilute significantly Regions' book value per share), and (3) a comparison of Minden Bancshares to selected peer banks and a comparison of pricing aspects of the merger to pricing characteristics of other merger transactions involving financial institutions.

- Nonfinancial Terms of the Merger. The Regions Board considered various nonfinancial aspects of the merger, including the treatment of the merger as a tax-free exchange of Minden Bancshares common stock for Regions common stock for federal and state income tax purposes and the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

     The foregoing discussion of the information and factors considered by the Regions Board is not intended to be exhaustive but includes all material factors considered by the Regions Board. In reaching its determination to approve the merger and the merger agreement, the Regions Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. After deliberating with respect to the merger and the other transactions contemplated by the merger agreement, and considering, among other things, the matters discussed above, the Regions Board determined that the merger is in the best interests of Regions and its stockholders and unanimously approved the merger agreement.

OPINION OF MINDEN BANCSHARES' FINANCIAL ADVISOR


     The Minden Bancshares board of directors has retained Hovde Financial, Inc. as financial advisor of Minden Bancshares on the proposed merger into Regions Financial Corporation to provide an opinion on the fairness of the transaction to the stockholders of Minden Bancshares.

     The full text of the updated fairness opinion (the "Confirming Fairness Opinion"), which sets forth, among other things, assumptions made, matters considered and qualifications and limitations on the review undertaken, is attached hereto as Appendix B and is incorporated herein by reference. The Confirming Fairness Opinion is rendered as confirmation to a previous fairness opinion presentation (the "Preliminary Fairness Opinion"), which was provided to the board of directors of Minden Bancshares for its consideration in determining whether to approve the merger agreement. Minden Bancshares's stockholders are urged to read the Confirming Fairness Opinion in its entirety. The Preliminary Fairness Opinion and the Confirming Fairness Opinion (collectively, the "Fairness Opinions"), which were directed to the Minden Bancshares board of directors, address only the fairness to the stockholders of Minden Bancshares, from a financial point of view, of the merger consideration, and do not constitute a recommendation to any Minden Bancshares stockholder as to how such stockholder should vote with respect to the merger. An evaluation of the proposed transaction and the Fairness Opinions were provided to Minden Bancshares board of directors. The following is a summary of the procedures relied upon in the evaluation of the purchase price and the rendering of our Fairness Opinions. The summary is qualified in its entirety by reference to the full text of the Confirming Fairness Opinion.

     No limitations were imposed by Minden Bancshares on the scope of Hovde's investigation or the procedures to be followed by Hovde in rendering the Fairness Opinions. Hovde did not make any recommendation to Minden Bancshares's board of directors as to the form or amount of consideration to be paid by Regions to Minden Bancshares in connection with the merger, both of which were determined through arms'-length negotiations between the parties. In arriving at its Fairness Opinions, Hovde did not ascribe a specific range of value to Regions or Minden Bancshares, but rather made its determination as to the fairness, from a financial point of view, of the merger consideration, on the basis of the financial and comparative analyses described below. Hovde was not requested to opine as to, and the Fairness Opinions do not address, Minden Bancshares' underlying business decision to proceed with or effect the merger.

     During the course of the engagement, Hovde reviewed and analyzed material bearing upon the financial and operating condition of Regions and Minden Bancshares and material prepared in connection with the merger, including the following: the merger agreement; certain publicly available information concerning Regions and Minden Bancshares, including, as applicable: Regions' and Minden Bancshares' audited consolidated financial statements for each of the three years ended December 31, 1998, and the quarters ended March 31, 1999 and June 30, 1999; documents filed with the Securities and Exchange Commission, the Federal Deposit Insurance Corporation, Federal Reserve Board and other state or other regulatory agencies, as applicable and/or appropriate, for the aforementioned three-year period and for the quarterly periods ended March 31, 1999 and June 30, 1999, respectively; as applicable, recent internal reports and/or financial projections regarding Regions and Minden Bancshares; the nature and terms of recent sale and merger transactions involving banks and bank holding companies that Hovde considered relevant; and financial and other information provided to us by the managements of Regions and Minden Bancshares.

     In developing the evaluation of value in the Preliminary Fairness Opinion and rendering the Confirming Fairness Opinion, Hovde assumed and relied upon the accuracy and completeness of the financial and other information provided to it by Minden Bancshares or Regions without assuming any responsibility for independent verification of such information and further relied upon the assurances of the managements of Regions and Minden Bancshares that they were not aware of any facts or circumstances that would make such information provided by them inaccurate or misleading. With respect to financial statements and/or projections to the extent such were provided by Regions and Minden Bancshares, Hovde assumed that such financial statements and/or projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the respective managements of Regions and Minden Bancshares. Hovde assumed that the merger will be accounted for using the purchase method of accounting. In rendering the Fairness Opinions, Hovde did not conduct a physical inspection of the properties and facilities of Regions or Minden Bancshares and did not make or obtain any evaluations or appraisals of the assets or liabilities of Regions or Minden Bancshares. In addition, Hovde noted that it is not expert in the evaluation of loan portfolios or allowances for loan, lease or real estate owned losses, and it assumed that the allowances for loan, lease and real estate owned losses (as currently stated or as adjusted for in connection with the merger or otherwise) provided to it by Minden Bancshares and used by it in its analysis and in rendering its Fairness Opinions were in the aggregate adequate to cover all such losses. The Fairness Opinions were based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date the Fairness Opinions, respectively.

     The following is a summary of the analyses Hovde performed in the development of the rendering of its Fairness Opinions. In connection with the preparation and delivery of the Fairness Opinions to the board of directors of Minden Bancshares, Hovde performed a variety of financial and comparative analyses, as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Hovde did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Hovde made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Hovde. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses did not purport to be appraisals or to reflect the prices at which businesses may actually be sold.

     Merger Value Analysis. Hovde calculated the price-to-tangible book, price-to-earnings multiple, and deposit premium paid, (defined as the merger value less the tangible book value of Minden Bancshares, divided by Minden Bancshares' core deposits), in the merger using June 30, 1999 financial data for Minden Bancshares for the Preliminary Fairness Opinion and September 30, 1999 financial data in regard to the Confirming Fairness Opinion. The analysis for the Confirming Fairness Opinion based on the closing stock price for Regions as of November 15, 1999 yielded an aggregate merger value of $71,786,510, a price-to-tangible book value multiple of 205%, a price-to-last twelve months' earnings multiple of 12.72x and a deposit premium of 12.59%.

     Comparable Company Analysis - Regions . Using publicly available information, Hovde compared the financial performance and stock market valuation of Regions with the following selected banking institutions with assets between $20 billion and $50 billion (the "Comparable Bank Group") deemed relevant by
Hovde: Mellon Financial Corporation (PA), Southtrust Corporation (AL), BB&T Corporation (NC), Comerica, Inc (MI), Summit Bancorp (NJ), Northern Trust Corporation (IL), Union Planters Corporation (TN), Fifth Third Bancorp (OH), UnionBanCal Corporation (CA), Huntington Bancshares, Inc. (OH), Popular, Inc.
(PR), Marshall & Illsley Corporation (WI), M&T Bancorporation (NY), and AmSouth Bancorporation (AL). Indications of such financial performance and stock market valuation included profitability (return on average assets and return on average equity for the latest twelve month period ended September 30, 1999, of 1.37% and 17.12%, respectively, for Regions and averages of 1.43% and 17.19%, respectively, for the Comparable Bank Group); the ratio of tangible equity to tangible assets (6.45% for Regions and an average of 6.51% for the Comparable Bank Group); the ratio of non-performing assets to total assets (0.45% for Regions and an average of 0.45% for the Comparable Bank Group); current stock price-to-earnings for the latest twelve month period ended September 30, 1999, 1999 expected earnings and 2000 expected earnings (12.88, 12.84, and 11.71, respectively, for Regions and an average of 17.18, 18.05, and 15.92, respectively, for the Comparable Bank Group); current stock price-to-tangible book value as of September 30, 1999 (249.58% for Regions and an average 342.19% for the Comparable Bank Group).

     Because of the inherent differences in the businesses, operations, financial conditions and prospects of Minden Bancshares, Regions and the companies included in the Comparable Bank Group, Hovde believed that a purely quantitative comparable company analysis would not be particularly meaningful in the context of the merger. Hovde believed that the appropriate use of a comparable company analysis in this instance would involve qualitative judgments concerning the differences between Regions and the companies included in the Comparable Bank Group that would affect the trading values of the comparable companies.

     Comparable Transaction Analysis. Using publicly available information, Hovde reviewed certain terms and financial characteristics, including historical price-to-earnings ratio, the price-to-tangible book ratio, and the deposit premium paid in prior commercial banking institution merger or acquisition transactions. The first comparable group ("Comparable Group One") included nationwide bank transactions announced since January 1, 1999 with sellers with assets between $100 and $500 million that earned over 1.50% on total assets. Comparable Group One included 20 transactions. The average price-to-last twelve month earnings for Comparable Group One was 18.4x, and ranged from 9.8x to 23.5x. The average price-to-tangible book value for Comparable Group One was 298.2%, and ranged from 145.9% to 451.2%. The average deposit premium for Comparable Group One was 25.6%, and ranged from 5.0% to 37.2%.

     The second comparable group ("Comparable Group Two") included transactions announced since March 31, 1998 with sellers located in Louisiana, Arkansas or Texas with assets between $100 and $500 million. Comparable Group Two included 17 transactions. The average price-to-last twelve month earnings for Comparable Group Two was 19.1x, and ranged from 11.6x to 31.3x. The average price-to-tangible book value for Comparable Group Two was 268.5%, and ranged from 174.5% to 401.9%. The average deposit premium for Comparable Group Two was 16.6%, and ranged from 8.1% to 27.4%.

     Because the reasons for and circumstances surrounding each of the transactions analyzed were so diverse and because of the inherent differences in the businesses, operations, financial conditions and prospects of Minden Bancshares, Regions , and the companies included in the Comparable Bank Transactions Groups, Hovde believed that a purely quantitative comparable transaction analysis would not be particularly meaningful in the context of rendering the fairness opinion. Hovde believed that the appropriate use of a comparable transaction analysis in this instance would involve qualitative judgments concerning the differences between the characteristics of these transactions and the merger which would affect the acquisition values of the acquired companies and Minden Bancshares.

     Discounted Terminal Value Analysis. Hovde estimated the present value of the Minden Bancshares Common Stock by assuming a range of discount rates from 12% to 15% and a 10% annual growth rate in earnings through 2004, starting with earnings of $6.28 million in 1999. In arriving at the value of Minden Bancshares's Common Stock, Hovde assumed an earnings growth rate of 3.5% from 2005 into perpetuity. This terminal value was then discounted, along with yearly cash flows for 1999 through 2004, to arrive at the present value for Minden Bancshares's Common Stock. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Minden Bancshares Common Stock. This analysis and its underlying assumptions yielded a range of value for Minden Bancshares's shares of approximately $236.77 to $326.58, compared to a total merger consideration of $249.00 per share as of November 15, 1999.

     Hovde is a nationally recognized investment banking firm. Hovde, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings, private placements and valuations for corporate and other purposes. Pursuant to a letter agreement dated December 14, 1998, between Minden Bancshares and Hovde (the "Hovde Agreement"), Minden Bancshares engaged Hovde to advise it with respect to a potential business combination (the "Transaction") and, in the event a Transaction was consummated, agreed to pay to Hovde a fee in an amount equal to 1.00% of the purchase price, as defined in the Hovde Agreement, provided, however, in the event the purchase price exceeds $100,000,000.00, the fee shall equal 1.00% of the first $100,000,000.00 of the purchase price plus 3.75% of the amount of the purchase price in excess of $100,000,000.00. The Hovde Agreement also provides for Minden Bancshares to provide indemnification to Hovde and its affiliates against certain liabilities to which it may become subject to as a result of its services to Minden Bancshares under the Hovde Agreement, including liabilities under securities laws, as well as other specified conditions.

 EFFECTIVE TIME OF THE MERGER


     Subject to the satisfaction or waiver of the conditions to the obligations of the parties to effect the merger, the effective time of the merger will occur on the date and at the time that the Delaware Certificate of Merger and the Louisiana Certificate of Merger relating to the merger are filed and become effective with, respectively, the Delaware Secretary of State and the Louisiana Secretary of State. Unless otherwise agreed upon by Regions and Minden Bancshares, and subject to the satisfaction or waiver of the conditions to the obligations of the parties to effect the merger, the parties will use their reasonable efforts to cause the effective time of the merger to occur on the last business day of the month in which the last of the following occurs: (1) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval required for the merger and (2) the date on which the merger agreement is approved by the requisite vote of Minden Bancshares stockholders; or such later date within 30 days thereof as may be specified by Regions.

     No assurance can be provided that the necessary stockholder and regulatory approvals can be obtained or that other conditions precedent to the merger can or will be satisfied. Regions and Minden Bancshares anticipate that all conditions to consummation of the merger will be satisfied so that the merger can be consummated during the fourth quarter of 1999. However, delays in the consummation of the merger could occur.

     The Board of Directors of either Regions or Minden Bancshares generally may terminate the merger agreement if the merger is not consummated by March 31, 2000, unless the failure to consummate by that date is the result of a breach of the merger agreement by the party seeking termination. See "--Conditions to Consummation of the Merger" on page 24 and "--Waiver, Amendment, and Termination of the Agreement." on page 26.

DISTRIBUTION OF REGIONS STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES


     Promptly after the effective time of the merger, Regions will cause an exchange agent selected by Regions to mail to the former stockholders of Minden Bancshares a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates representing shares of Minden Bancshares common stock for certificates representing shares of Regions common stock.

     MINDEN BANCSHARES STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS. Upon surrender to the Exchange Agent of certificates for Minden Bancshares common stock, together with a properly completed letter of transmittal, there will be issued and mailed to each holder of Minden Bancshares common stock surrendering such items a certificate or certificates representing the number of shares of Regions common stock to which such holder is entitled, if any, and a check for the amount to be paid instead of any fractional share interest, without interest. After the effective time of the merger, to the extent permitted by law, Minden Bancshares stockholders of record as of the effective time will be entitled to vote at any meeting of holders of Regions common stock the number of whole shares of Regions common stock into which their Minden Bancshares common stock has been converted, regardless of whether such stockholders have surrendered their Minden Bancshares common stock certificates. No dividend or other distribution payable after the effective time with respect to Regions common stock, however, will be paid to the holder of any unsurrendered Minden Bancshares stock certificate until the holder duly surrenders such certificate. Upon such surrender, all undelivered dividends and other distributions and, if applicable, a check for the amount to be paid instead of any fractional share interest will be delivered to such stockholder, in each case without interest.

     After the effective time of the merger, Minden Bancshares stockholders will be unable to transfer shares of Minden Bancshares common stock. If certificates representing shares of Minden Bancshares common stock are presented for transfer after the effective time, they will be canceled and exchanged for the shares of Regions common stock and a check for the amount due instead of fractional shares, if any.

CONDITIONS TO CONSUMMATION OF THE MERGER


     Consummation of the merger is subject to a number of conditions, including, but not limited to:

- approval from the Board of Governors of the Federal Reserve System and notice to the Commissioner of Financial Institutions of the State of Louisiana and the expiration of all applicable waiting periods associated with these approvals, without any conditions or restrictions (excluding requirements relating to the raising of additional capital or the disposition of assets or deposits) that would, in the reasonable judgment of Regions' Board of Directors, so materially adversely impact the economic benefits of the transactions contemplated by the merger agreement as to render inadvisable the consummation of the merger;

- the approval by the holders of the requisite number of shares of Minden Bancshares common stock;

- the absence of any action by any court or governmental authority restricting, prohibiting, or making illegal the consummation of the merger and the other transactions contemplated by the merger agreement;

- the receipt of a satisfactory opinion of counsel that the merger qualifies for federal income tax treatment as a reorganization under Section 368(a) of the Code, with the effects described under "-- Federal Income Tax Consequences of the Merger" on page 31, including, among others, that the exchange of Minden Bancshares common stock for Regions common stock will not give rise to recognition of gain or loss to Minden Bancshares stockholders, except to the extent of any cash received;

- filing with the NASD of notification for listing of additional shares on the Nasdaq National Market for the shares of Regions common stock to be issued in the merger; and

- the receipt by Minden Bancshares of an opinion of Minden Bancshares' financial advisor that the exchange ratio is fair to the Minden Bancshares stockholders from a financial point of view.

     Consummation of the merger also is subject to the satisfaction or waiver of various other conditions specified in the merger agreement which are customary in transactions of this nature, including, among others: (1) the delivery by Regions and Minden Bancshares of opinions of their respective counsel and certificates executed by their respective duly authorized officers as to the satisfaction of certain conditions and obligations set forth in the merger agreement, (2) as of the effective time of the merger, the accuracy of certain representations and warranties and the compliance in all material respects with the agreements and covenants of each party, and (3) the receipt by Minden Bancshares and Regions of all other consents necessary to complete the merger or to prevent any material default under any contract or permit.

REGULATORY APPROVALS


     The merger may not proceed in the absence of receipt of the requisite regulatory approvals. There can be no assurance that such regulatory approvals will be obtained or as to the timing of such approvals. It is also possible that any such approval may be accompanied by a conditional requirement which causes such approvals to fail to satisfy the conditions set forth in the merger agreement. Applications for the approvals described below have been submitted to the appropriate regulatory agencies.

     Regions and Minden Bancshares are not aware of any material governmental approvals or actions that are required for consummation of the merger, except as described below. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.

     The merger requires the prior approval of the Federal Reserve Board, pursuant to Section 3 of the Bank Holding Company Act of 1956. In granting its approval under Section 3 of the Bank Holding Company Act, the Federal Reserve Board must take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve Board from approving the merger (1) if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (2) if its effect in any section of the country may be to substantially lessen competition or to tend to create a monopoly, or if it would be a restraint of trade in any other manner, unless the Federal Reserve Board finds that any anticompetitive effects are clearly outweighed by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the Bank Holding Company Act, the merger may not be consummated until the 30th day following the date of Federal Reserve Board approval, which may be shortened by the Federal Reserve Board to the 15th day, during which time the United States Department of Justice may challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the Federal Reserve Board's approval, unless a court specifically orders otherwise.

     The merger is also subject to approval of or notice to the Commissioner of Financial Institutions of the State of Louisiana. The Federal Reserve Board has issued its approval of the merger. The Louisiana Commissioner of Financial Institutions has not yet acted on the matter.

WAIVER, AMENDMENT, AND TERMINATION OF THE AGREEMENT


     Prior to the effective time of the merger, and to the extent permitted by law, any provision of the merger agreement generally may be (1) waived by the party benefited by the provision or (2) amended by a written agreement between Regions and Minden Bancshares upon approval of their respective Boards of Directors; provided, however, that after approval by the Minden Bancshares stockholders, no amendment that pursuant to the Louisiana Business Corporation Law requires further approval of the Minden Bancshares stockholders, including decreasing the consideration to be received by Minden Bancshares stockholders, may be made without the further approval of the stockholders.

     The merger agreement may be terminated, and the merger abandoned, at any time prior to the effective time of the merger, either before or after approval by Minden Bancshares stockholders, under certain circumstances, including:

- by the Board of Directors of either party upon final denial of any required consent of any regulatory authority, if such denial is nonappealable or was not appealed within the time limit for appeal;

- by the Board of Directors of either party, if the holders of the requisite number of shares of Minden Bancshares common stock shall not have approved the merger agreement;

-    by mutual consent of the Boards of Directors of Regions and Minden
     Bancshares;

- by the Board of Directors of either party (provided the terminating party is not in material breach of any representation, warranty, covenant, or agreement included in the merger agreement), in the event of any inaccuracy in any representation, warranty, covenant, or agreement by the other party which meets certain standards specified in the merger agreement and cannot be or has not been cured within 30 days after the giving of written notice to the breaching party;

- by the Board of Directors of either party (provided the terminating party is not in material breach of any representation, or warranty included in the merger agreement), in the event of a breach by the other party of any covenant or agreement included in the merger agreement that cannot be cured within 30 days after giving notice to the breaching party; and

- by the Board of Directors of either party if the merger shall not have been consummated by March 31, 2000, but only if the failure to consummate the merger by such date has not been caused by the terminating party's breach of the merger agreement.

     The Minden Bancshares Board has the right to terminate the merger agreement in certain situations in which the price of Regions common stock declines significantly and such decline is significantly greater than the overall decline of a selected group of bank holding companies' stocks during the same time period. Termination in such a situation can be avoided if Regions elects (at its sole discretion) to adjust the exchange ratio according to a formula set forth in the merger agreement. See "--Possible Adjustment of Exchange Ratio" on page 14.

     If the merger agreement is terminated, the parties will have no further obligations, except with respect to certain provisions, including those providing for payment of expenses and restricting disclosure of confidential information. Further, termination generally will not relieve the parties from the consequences of any uncured willful breach of the merger agreement giving rise to such termination.

CONDUCT OF BUSINESS PENDING THE MERGER


     Each of Minden Bancshares and Regions generally has agreed to operate its business only in the usual, regular, and ordinary course, and to preserve intact its business organizations and assets and maintain its rights and franchises. Each has also agreed to take no action which would materially adversely affect the ability of either party to obtain any consents required for the merger or to perform its covenants and agreements under the merger agreement and to complete the merger. However, Regions and its subsidiaries are not prevented from discontinuing or disposing of any of its assets or business. Nor is Regions prevented from acquiring or agreeing to acquire any other entity or any assets thereof, if such action is, in the judgment of Regions, desirable in the conduct of the business of Regions and its subsidiaries. In addition, the merger agreement includes certain other restrictions applicable to the conduct of the business of Minden Bancshares prior to consummation of the merger, as described below.

     Minden Bancshares. Minden Bancshares has agreed not to take certain actions relating to the operation of its business before the merger is completed without the prior written consent of Regions, which Regions has agreed shall not be unreasonably withheld. The actions Minden Bancshares has agreed not to take are in the general categories of:

-    amending Articles of Incorporation, Bylaws, or other governing instruments;

-    incurring indebtedness;

- acquiring any of its outstanding shares or making distributions in respect of its outstanding shares other than dividends of not more than $7.00 per share through 1999 and $2.00 per share per quarter thereafter;

-    issuing additional securities;

-    reclassifying capital stock or selling or encumbering assets;

-    acquiring or investing in other entities;

- increasing employees' salaries and benefits or accelerating the vesting of any stock-based compensation or employee benefits;

-    entering into or amending employment contracts;

-    adopting employee benefit plans or amending existing plans;

-    changing accounting methods or practices;

-    commencing or settling litigation; or

-    entering into or terminating material contracts.

     The specific agreements not to take certain actions of such character, including the exceptions and contractually permitted actions, are set forth in the merger agreement, which is attached as Appendix A. See Article 7 of the merger agreement.

     In addition, Minden Bancshares has agreed not to solicit, directly or indirectly, any acquisition proposal from any other person or entity. Minden Bancshares also has agreed not to negotiate with respect to any such proposal, provide nonpublic information to any party making such a proposal, or enter into any agreement with respect to any such proposal, except in compliance with the fiduciary obligations of its Board of Directors. In addition, Minden Bancshares has agreed to use reasonable efforts to cause its advisors and other representatives not to engage in any of the foregoing activities.

MANAGEMENT FOLLOWING THE MERGER


     Upon consummation of the merger, the present officers and directors of Regions will retain their respective positions with Regions. Information pertaining to the directors and executive officers of Regions, executive compensation, certain relationships and related transactions, and other related matters is included in Regions' Annual Report on Form 10-K for the year ended December 31, 1998, incorporated herein by reference. See "Where You Can Find More Information."

INTERESTS OF CERTAIN PERSONS IN THE MERGER


     The merger agreement generally provides that Regions will indemnify and hold harmless each person entitled to indemnification from Minden Bancshares or any of its subsidiaries to the full extent permitted by Louisiana law and by Minden Bancshares' Articles of Incorporation or Bylaws as in effect on the date of the merger agreement, and that such rights will continue in full force and effect for six years from the effective time of the merger with respect to matters occurring at or prior to the effective time.

     The merger agreement also provides that, after the effective time of the merger, Regions will provide generally to officers and employees of Minden Bancshares and its subsidiaries who, at or after the effective time, become officers or employees of Regions or its subsidiaries, employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of Regions common stock) on terms and conditions that, taken as a whole, are substantially similar to those currently provided by Regions and its subsidiaries to their similarly situated officers and employees. For purposes of participation and vesting (but not benefit accrual) under such employee benefit plans, service with Minden Bancshares or its subsidiaries prior to the effective time will be treated as service with Regions or its subsidiaries. The merger agreement further provides that Regions will cause Minden Bancshares to honor all employment, severance, consulting, and other compensation contracts previously disclosed to Regions between Minden Bancshares or its subsidiaries and any current or former director, officer, or employee, and all provisions for vested amounts earned or accrued through the effective time under Minden Bancshares' benefit plans.

     As described above under "--Treatment of Minden Bancshares Options," the merger agreement also provides that all rights with respect to Minden Bancshares common stock pursuant to stock options or stock appreciation rights granted by Minden Bancshares under its stock option and other stock-based compensation plans which are outstanding at the effective time of the merger, whether or not then exercisable, will be converted into and will become rights with respect to Regions common stock, and Regions will assume each of such options in accordance with its terms.

     As of the record date, directors and executive officers of Minden Bancshares owned no shares of Regions common stock.

DISSENTING STOCKHOLDERS


     Each Minden Bancshares stockholder who objects to the merger shall be entitled to the rights and remedies of dissenting stockholders provided in
Section 131 of the Louisiana Business Corporation Law.

     The following is a summary of the steps to be taken by a Minden Bancshares stockholder who is interested in perfecting such holder's dissenters' rights and should be read in conjunction with the full text of Section 131 of the Louisiana Business Corporation Law. Each of the steps enumerated below must be taken in strict compliance with the applicable provisions of the statute in order for holders of Minden Bancshares common stock to perfect their dissenters' rights. If the merger is approved by 80% or more of the total voting power of Minden Bancshares, then dissenters' rights of appraisal, in accordance with the Louisiana Business Corporation Law, will not be available.

     Any written objection, demand, or notice required by the Louisiana Business Corporation Law in connection with the exercise of dissenters' rights should be sent to Minden Bancshares or, following the merger, to Regions, in either case to Minden Bancshares, Inc., 401 Main Street, Minden, Louisiana, 71055,
Attention: Corporate Secretary. It is recommended that all required documents to be delivered by mail be sent by registered or certified mail with return receipt requested.

     Any holder of Minden Bancshares common stock who wishes to receive in cash the "fair value" of such shares (determined as of the day before the merger agreement is approved by the stockholders) may elect to do so by taking all of the following steps:

- Such stockholder must file with Minden Bancshares, prior to or at the special meeting, a written objection to the proposed merger.

- Such stockholder must also vote such holder's shares of Minden Bancshares common stock against the merger. If the merger is approved by the required vote, but by less than 80% of the total voting power, and the merger authorized thereby is effected, the Corporation (referring to Minden Bancshares or, if after the effective time of the merger, Regions, as the then successor to Minden Bancshares) promptly thereafter shall give written notice thereof to each stockholder who both filed such written objection to, and voted such holder's shares against, the merger, at such stockholder's last address on Minden Bancshares' records.

- Each such stockholder, within 20 days after the mailing of such notice to such holder, but not thereafter, must file with the Corporation a demand in writing for the fair cash value of such holder's shares of Minden Bancshares common stock as of the day before such vote was taken, and such holder must state in such demand the value demanded and a post office address to which the reply of the Corporation may be sent.

- At the same time, such stockholder must deposit in escrow in a chartered bank or trust company located in Webster Parish the certificates representing such holder's shares of Minden Bancshares common stock, duly endorsed for transfer to the Corporation upon the sole condition that such certificates shall be delivered to the Corporation upon payment of the value of the shares determined in accordance with the provisions of
     Section 131 of the Louisiana Business Corporation Law.

- With the demand, the stockholder must deliver to the Corporation the written acknowledgment of such bank or trust company that it so holds such holder's certificates of Minden Bancshares common stock.

     Any stockholder who fails to take each of the required actions outlined above in a timely manner will not be entitled to exercise the rights of a dissenting stockholder.

     Unless the objection, demand, and acknowledgment are made and delivered by the stockholder within the required time period, such holder conclusively shall be presumed to have acquiesced in the merger. If the Corporation does not agree to the value so stated and demanded, or does not agree that a payment is due, within 20 days after receipt of such demand and acknowledgment, it shall notify the stockholder in writing, at the designated post office address, of its disagreement and shall state in such notice the value it will agree to pay if any payment should be held to be due; otherwise it shall be liable for, and shall pay to the dissatisfied stockholder, the value demanded by the dissatisfied stockholders.

     In case of disagreement as to such fair cash value, or as to whether any payment is due, after compliance by the parties with the provisions described above, the dissatisfied stockholder, within 60 days after receipt of notice in writing of the Corporation's disagreement, but not thereafter, may file suit against the Corporation, in the district court of Webster Parish praying the court to fix and decree the fair cash value of the dissatisfied stockholder's shares of Minden Bancshares common stock as of the day before the stockholder vote on the merger agreement was taken, and the court, on such evidence as may be adduced in relation thereto, shall determine summarily whether any payment is due and, if so, shall determine such cash value and render judgment accordingly. Any stockholder entitled to file such suit, within such 60-day period, but not thereafter, may intervene as a plaintiff in such suit filed by another stockholder and recover therein judgment against the Corporation for the fair cash value of such holder's shares of Minden Bancshares common stock. Failure of the stockholder to bring suit, or to intervene in such a suit, within 60 days after receipt of notice of disagreement by the Corporation conclusively shall bind the stockholder (1) to acquiesce in, and not contest, the Corporation's statement that no payment is due or (2) if the Corporation does not contend that no payment is due, to accept the value of such holder's shares of Minden Bancshares common stock as fixed by the Corporation in its notice of disagreement.

     In an appraisal proceeding commenced under these provisions, the court will tax the cost of the proceeding against the corporation, unless the corporation shall have offered to pay an amount deemed to be the fair cash value of the shares, shall have deposited such amount in the registry of the court pending the court's ruling, and the court shall have awarded less than that amount to the dissatisfied stockholder. In that case, the court will tax the costs of the proceeding against the stockholder.

     A stockholder, upon filing a demand for the value of such holder's shares, shall cease to have any of the rights of a stockholder, except the rights accorded by Section 131 of the Louisiana Business Corporation Law. Such a demand may be withdrawn by the stockholder at any time before the Corporation gives notice of disagreement, as provided by the Louisiana Business Corporation Law. After such notice of disagreement is given, withdrawal of the demand shall require the consent of the Corporation. If a demand is withdrawn, or the merger is abandoned or rescinded, or a court shall determine that the stockholder is not entitled to receive payment for such holder's shares of Minden Bancshares common stock, or the stockholder shall otherwise lose such holder's dissenters' rights, such holder shall not have the right to receive a cash payment for such holder's shares of Minden Bancshares common stock, such holder's share certificates shall be returned (and, on such holder's request, new certificates shall be issued in exchange for the old ones endorsed to the Corporation), and such holder shall be reinstated to all rights as a stockholder as of the filing of such holder's demand for value, including the right to payment of any intervening dividend or other distribution, or if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the Corporation, the fair value thereof in cash as determined by the Corporation's Board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

     Any dissenting Minden Bancshares stockholder who perfects such holder's right to be paid the value of such holder's shares will recognize taxable gain or loss upon receipt of cash for such shares for federal income tax purposes. See "--Federal Income Tax Consequences of the Merger."

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER


     THE FOLLOWING IS A DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO HOLDERS OF MINDEN BANCSHARES COMMON STOCK. THIS DISCUSSION DOES NOT ADDRESS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A STOCKHOLDER IN LIGHT OF THE STOCKHOLDER'S PARTICULAR CIRCUMSTANCES OR TO THOSE MINDEN BANCSHARES STOCKHOLDERS SUBJECT TO SPECIAL RULES, SUCH AS STOCKHOLDERS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES, THOSE WHO RECEIVED

THEIR MINDEN BANCSHARES COMMON STOCK AS COMPENSATION DIRECTLY OR THROUGH THE EXERCISE OF STOCK OPTIONS, THOSE WHO HOLD MINDEN BANCSHARES COMMON STOCK AS PART OF A "STRADDLE" OR "CONVERSION TRANSACTION," THOSE WHO DO NOT HOLD THEIR MINDEN BANCSHARES COMMON STOCK AS A CAPITAL ASSET WITHIN THE MEANING OF SECTION 1221 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, OR THOSE STOCKHOLDERS WHO ARE TAX EXEMPT ENTITIES, INSURANCE COMPANIES, SECURITIES DEALERS, OR FINANCIAL INSTITUTIONS. THIS DISCUSSION ALSO DOES NOT ADDRESS ANY ASPECTS OF STATE, LOCAL, OR FOREIGN TAXATION. THIS DISCUSSION IS BASED UPON LAWS, REGULATIONS, RULINGS AND DECISIONS NOW IN EFFECT, ALL OF WHICH ARE SUBJECT TO CHANGE (POSSIBLY WITH RETROACTIVE EFFECT) BY LEGISLATION, ADMINISTRATIVE ACTION, OR JUDICIAL DECISION. NO RULING HAS BEEN OR WILL BE REQUESTED FROM THE INTERNAL REVENUE SERVICE ON ANY MATTER RELATING TO THE TAX CONSEQUENCES OF THE MERGER.

     Consummation of the merger is conditioned upon receipt by Regions and Minden Bancshares of an opinion from Alston & Bird LLP, special counsel to Regions, concerning the material federal income tax consequences of the merger. Based upon the assumption that the merger is consummated in accordance with the merger agreement and upon factual statements and factual representations made by Regions and Minden Bancshares, it is such firm's opinion that:

- The merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and Minden Bancshares and Regions will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

- No gain or loss will be recognized by holders of Minden Bancshares common stock upon the exchange in the merger of all of their Minden Bancshares common stock solely for shares of Regions common stock (except with respect to any cash received in lieu of fractional share interests in Regions common stock).

- The aggregate tax basis of the Regions common stock received by the Minden Bancshares stockholders in the merger will, in each instance, be the same as the aggregate tax basis of the Minden Bancshares common stock surrendered in exchange therefor, less the basis of any fractional share of Regions common stock settled by cash payment.

- The holding period of the Regions common stock received by the Minden Bancshares stockholders in the merger will, in each instance, include the holding period of the Minden Bancshares common stock surrendered in exchange therefor, provided that such Minden Bancshares common stock is held as a capital asset at the effective time of the merger.

- The payment of cash to Minden Bancshares stockholders in lieu of fractional share interests of Regions common stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Regions. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed, as provided in Section 302(a) of the Code.

- Where solely cash is received by a Minden Bancshares stockholder in exchange for Minden Bancshares common stock pursuant to the exercise of dissenters' rights, such cash will be treated as having been received in redemption of such holder's Minden Bancshares common stock, subject to the provisions and limitations of Section 302 of the Code.

     THE TAX OPINION DOES NOT ADDRESS ANY STATE, LOCAL, FOREIGN, OR OTHER TAX CONSEQUENCES OF THE MERGER. MINDEN BANCSHARES STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE PROPOSED TRANSACTION TO THEM INDIVIDUALLY, INCLUDING TAX REPORTING REQUIREMENTS AND TAX CONSEQUENCES UNDER STATE, LOCAL, AND FOREIGN LAW.

ACCOUNTING TREATMENT

     It is anticipated that the merger will be accounted for as a "purchase," as that term is used pursuant to generally accepted accounting principles, for accounting and financial reporting purposes. Under the purchase method of accounting, the assets and liabilities of Minden Bancshares as of the effective time of the merger will be recorded at their estimated respective fair values and added to those of Regions. Financial statements of Regions issued after the effective time will reflect such values and will not be restated retroactively to reflect the historical financial position or results of operations of Minden Bancshares.

EXPENSES AND FEES

     The merger agreement provides, in general, that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the merger agreement, including fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Regions will bear and pay the filing fees and one-half of the printing costs in connection with the registration statement and this Proxy Statement-Prospectus.

RESALES OF REGIONS COMMON STOCK

     The Regions common stock to be issued to Minden Bancshares stockholders in the merger has been registered under the Securities Act of 1933, but that registration does not cover resales of those shares by persons who control, are controlled by, or are under common control with, Minden Bancshares (such persons are referred to hereinafter as "affiliates" and generally include executive officers, directors, and 10% stockholders) at the time of the special meeting. Affiliates may not sell shares of Regions common stock acquired in connection with the merger, except pursuant to an effective registration statement under the Securities Act or in compliance with SEC Rule 145 or in accordance with a legal opinion satisfactory to Regions that such sale or transfer is otherwise exempt from the Securities Act registration requirements.

     Rule 145 under the Securities Act restricts the sale of Regions common stock received in the merger by affiliates and certain of their family members and related interests. Under the rule, during the one-year period following the effective time of the merger, affiliates of Minden Bancshares may resell publicly the Regions common stock received by them in the merger subject to certain limitations as to the amount of Regions common stock sold in any three-month period and as to the manner of sale, and subject to the currency of Regions' periodic reporting obligations under the Securities Exchange Act of 1934. After the one-year period and within two years following the effective time of the merger, affiliates of Minden Bancshares who are not affiliates of Regions may effect such resales subject only to the currency of Regions' periodic reporting requirements. After two years, such affiliates of Minden Bancshares who are not affiliates of Regions may resell their shares without restriction. Persons who are affiliates of Regions after the effective time may publicly resell the Regions common stock received by them in the merger subject to similar limitations and subject to certain filing requirements specified in SEC Rule 144. Affiliates will receive additional information


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

regarding the effect of Rule 145 on their ability to resell Regions common stock received in the merger. Affiliates also would be permitted to resell Regions common stock received in the merger pursuant to an effective registration statement under the Securities Act or an available exemption from the Securities Act registration requirements. This Proxy Statement-Prospectus does not cover any resales of Regions common stock received by persons who may be deemed to be affiliates of Minden Bancshares or Regions.

     Each person who Minden Bancshares reasonably believes will be an affiliate of Minden Bancshares has delivered to Regions a written agreement providing that such person generally will not sell, pledge, transfer, or otherwise dispose of any Regions common stock to be received by such person upon consummation of the merger, except in compliance with the Securities Act and the rules and regulations of the SEC promulgated thereunder.


                 EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS

     As a result of the merger, holders of Minden Bancshares common stock will be exchanging their shares of a Louisiana corporation governed by the Louisiana Business Corporation Law and Minden Bancshares' Articles of Incorporation, as amended, and Bylaws, for shares of Regions, a Delaware corporation governed by the Delaware General Corporation Law and Regions' Certificate of Incorporation and Bylaws. Significant differences exist between the rights of Minden Bancshares stockholders and those of Regions stockholders. The material differences are summarized below. In particular, Regions' Certificate and Bylaws contain several provisions that under certain circumstances may have an antitakeover effect in that they could impede or prevent an acquisition of Regions unless the potential acquirer has obtained the approval of Regions' Board of Directors. The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of stockholders and their respective entities, and it is qualified in its entirety by reference to the Louisiana Business Corporation Law and the Delaware General Corporation Law as well as to Regions' Certificate and Bylaws and Minden Bancshares' Articles and Bylaws.

ANTITAKEOVER PROVISIONS GENERALLY

     We refer to the provisions of Regions' Certificate and Bylaws described below under the headings, "--Authorized Capital Stock," "--Amendment of Certificate or Articles of Incorporation and Bylaws," "--Classified Board of Directors and Absence of Cumulative Voting," "--Removal of Directors," "--Limitations on Director Liability," "--Special Meetings of Stockholders," "--Actions by Stockholders Without a Meeting," "--Stockholder Nominations," and "--Mergers, Consolidations, and Sales of Assets Generally," and the provisions of the Delaware General Corporation Law described under the heading "--Business Combinations With Certain Persons," as the protective provisions. In general, one purpose of the protective provisions is to assist Regions' Board of Directors in playing a role in connection with attempts to acquire control of Regions, so that the Board can advance and protect the interests of Regions and its stockholders as appropriate under the circumstances, including, if the Board determines that a sale of control is in their best interests, by enhancing the Board's ability to maximize the value to be received by the stockholders upon such a sale.

     Although Regions' management believes the protective provisions are, therefore, beneficial to Regions' stockholders, the protective provisions also may tend to discourage some takeover bids. As a result, Regions' stockholders may be deprived of opportunities to sell some or all of their shares at


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

prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the protective provisions discourage undesirable proposals, Regions may be able to avoid those expenditures of time and money.

     The protective provisions also may discourage open market purchases by a potential acquirer. Such purchases may increase the market price of Regions common stock temporarily, enabling stockholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the protective provisions may decrease the market price of Regions common stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The protective provisions also may make it more difficult and time consuming for a potential acquirer to obtain control of Regions through replacing the Board of Directors and management. Furthermore, the protective provisions may make it more difficult for Regions' stockholders to replace the Board of Directors or management, even if a majority of the stockholders believes such replacement is in the best interests of Regions. As a result, the protective provisions may tend to perpetuate the incumbent Board of Directors and management.

AUTHORIZED CAPITAL STOCK

     Regions. Regions' certificate of incorporation authorizes the issuance of up to 500,000,000 shares of Regions common stock and 5,000,000 shares of preferred stock. At September 30, 1999, 224,170,794 shares of Regions common stock were issued, including 4,882,066 treasury shares, and 219,288,728 shares were outstanding. At that date no preferred stock was issued. Regions' Board of Directors may authorize the issuance of additional shares of Regions common stock or preferred stock without further action by Regions' stockholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which Regions' capital stock may be listed. The Regions' certificate of incorporation does not provide preemptive rights to Regions stockholders.

     The authority to issue additional shares of Regions capital stock provides Regions with the flexibility necessary to meet its future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of Regions common stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of Regions. In addition, the sale of a substantial number of shares of Regions common stock to persons who have an understanding with Regions concerning the voting of such shares, or the distribution or declaration of a dividend of shares of Regions common stock (or the right to receive Regions common stock) to Regions stockholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of Regions. Regions has committed not to issue shares of preferred stock for any antitakeover purpose, including any purpose to make a change in control of Regions more costly or difficult.

     Minden Bancshares. Minden Bancshares' articles authorize the issuance of up to 500,000 shares of Minden Bancshares common stock, which is the only class of capital stock authorized and of which 280,583 shares were issued and outstanding as of the record date.

     Pursuant to the Louisiana Business Corporation Law, Minden Bancshares' Board of Directors may authorize the issuance of additional shares of Minden Bancshares common stock without further action by Minden Bancshares' stockholders. Minden Bancshares' Articles do not provide the stockholders of Minden Bancshares with preemptive rights to purchase or subscribe to any unissued authorized shares of Minden Bancshares common stock or any option or warrant for the purchase thereof, in accordance with the Louisiana Business Corporation Law.

AMENDMENT OF CERTIFICATE OR ARTICLES OF INCORPORATION AND BYLAWS

     Regions. The Delaware General Corporation Law generally provides that the approval of a corporation's board of directors and the affirmative vote of a majority of (1) all shares entitled to vote thereon and (2) the shares of each class of stock entitled to vote thereon as a class is required to amend a corporation's certificate of incorporation, unless the certificate specifies a greater voting requirement. Regions' certificate of incorporation states that its provisions regarding authorized capital stock, election, classification, and removal of directors, the approval required for certain business combinations, meetings of stockholders, and amendment of Regions' certificate of incorporation and bylaws may be amended or repealed only by the affirmative vote of the holders of at least 75% of the outstanding shares of Regions common stock.

     Regions' certificate of incorporation also provides that the board of directors has the power to adopt, amend, or repeal the bylaws. Any action taken by the stockholders with respect to adopting, amending, or repealing any bylaws may be taken only upon the affirmative vote of the holders of at least 75% of the outstanding shares of Regions common stock.

     Minden Bancshares. The Louisiana Business Corporation Law generally provides that a Louisiana corporation's articles of incorporation may be amended by the affirmative vote of two-thirds of the voting power present at a meeting, unless the articles of incorporation provide for a higher or lower voting requirement. Minden Bancshares' articles and bylaws do not provide for an alternative voting requirement.

     The Louisiana Business Corporation Law provides that the Board of Directors has the power to amend or alter the bylaws, provided shareholders may repeal any bylaws so made. Minden Bancshares articles provide that the stockholders have the right concurrently with the Board of Directors to amend the bylaws or adopt new bylaws. The Articles also provide that the shareholders may provide that bylaws adopted or amended by the stockholders may not be amended or repealed by the Board of Directors.

CLASSIFIED BOARD OF DIRECTORS AND ABSENCE OF CUMULATIVE VOTING

     Regions. Regions' certificate of incorporation provides that Regions' Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office.

     The effect of Regions having a classified Board of Directors is that only approximately one-third of the members of the Board are elected each year; consequently, two annual meetings are effectively required for Regions' stockholders to change a majority of the members of the Board.

     Pursuant to Regions' certificate of incorporation, each stockholder generally is entitled to one vote for each share of Regions stock held and is not entitled to cumulative voting rights in the election of directors. With cumulative voting, a stockholder has the right to cast a number of votes equal to the total number of such holder's shares multiplied by the number of directors to be elected. The stockholder has the right to cast all of such holder's votes in favor of one candidate or to distribute such holder's votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all stockholders. With cumulative voting, it may be possible for minority stockholders to obtain representation on the Board of Directors. Without cumulative voting, the holders of more than 50% of the shares of Regions common stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining Regions common stock effectively may not be able to elect any person to the Board of Directors. The absence of cumulative voting, therefore, could make it more difficult for a stockholder who acquires less than a majority of the shares of Regions common stock to obtain representation on Regions' Board of Directors.

     Minden Bancshares. Minden Bancshares' articles do not provide for a classified board of directors, and prohibit cumulative voting rights.

REMOVAL OF DIRECTORS

     Regions. Under Regions' certificate of incorporation, any director or the entire Board of Directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of Regions' voting stock.

     Minden Bancshares. The Louisiana Business Corporation Law permits stockholders to remove any director, with or without cause, by vote of a majority of the total voting power at any special meeting called for that purpose. Minden Bancshares' bylaws provide that at a special meeting of stockholders called expressly for that purpose, any directors or the entire board of directors may be removed with or without cause by a vote of the majority of shares entitled to vote in an election of directors.

LIMITATIONS ON DIRECTOR LIABILITY

     Regions. Regions' certificate of incorporation provides that a director of Regions will have no personal liability to Regions or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (1) any breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) the payment of certain unlawful dividends and the making of certain unlawful stock purchases or redemptions, or (4) any transaction from which the director derived an improper personal benefit.

     Although this provision does not affect the availability of injunctive or other equitable relief as a remedy for a breach of duty by a director, it does limit the remedies available to a stockholder who has a valid claim that a director acted in violation of such director's duties, if the action is among those as to which liability is limited. This provision may reduce the likelihood of stockholder derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duties, even though such action, if successful, might have benefited Regions and its stockholders. The SEC has taken the position that similar provisions added to other corporations' certificates of incorporation would not protect those corporations' directors from liability for violations of the federal securities laws.

     Minden Bancshares. The Minden Bancshares articles contain a comparable provision which operates to relieve a director from monetary liability for breach of fiduciary duty as a director, except for liability based on standards of conduct substantially identical the standards described pertaining to Regions.

INDEMNIFICATION

     Regions. Regions' certificate of incorporation provides that Regions will indemnify its officers, directors, employees, and agents to the fullest extent permitted by the Delaware General Corporation Law. Under Section 145 of the Delaware General Corporation Law as currently in effect, other than in actions brought by or in the right of Regions, such indemnification would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions and, with respect to any criminal proceeding, if such person had no reasonable cause to believe that the conduct was unlawful. In actions brought by or in the right of Regions, such indemnification probably would be limited to reasonable expenses (including attorneys' fees) and would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions, except that no indemnification may be made with respect to any matter as to which such person is adjudged liable to Regions, unless, and only to the extent that, the court determines upon application that, in view of all the circumstances of the case, the proposed indemnitee is fairly and reasonably entitled to indemnification for such expenses as the court deems proper. To the extent that any director, officer, employee, or agent of Regions has been successful on the merits or otherwise in defense of any action, suit, or proceeding, as discussed herein, whether civil, criminal, administrative, or investigative, such person must be indemnified against reasonable expenses incurred by such person in connection therewith.

     Minden Bancshares. Minden Bancshares' articles provide for discretionary indemnification of its directors and officers. The Louisiana Business Corporation Law permits, but does not require, indemnification of employees and agents who meet specified standards of conduct except that indemnification of directors, officers, employees, and agents is mandatory, as is the case and to the same extent as under the Delaware General Corporation Law described above, whenever any such person has been successful in the defense of a claim.

SPECIAL MEETINGS OF STOCKHOLDERS

     Regions. Regions' certificate of incorporation and bylaws provide that special meetings of stockholders may be called at any time, but only by the chief executive officer, the secretary, or the Board of Directors of Regions. Regions stockholders do not have the right to call a special meeting or to require that Regions' Board of Directors call such a meeting. This provision, combined with other provisions of the Certificate and the restriction on the removal of directors, would prevent a substantial stockholder from compelling stockholder consideration of any proposal (such as a proposal for a business combination) over the opposition of Regions' Board of Directors by calling a special meeting of stockholders at which such stockholder could replace the entire Board with nominees who were in favor of such proposal.

     Minden Bancshares. Under the Louisiana Business Corporation Law, a special meeting of stockholders may be called by stockholders holding at least 20% of its voting power. Minden


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

Bancshares' bylaws provide that a special meeting of stockholders may also be called by the president or the Board of Directors, and provide further that only such business may be conducted at a special meeting as stated or indicated in the notice of the special meeting.

ACTIONS BY STOCKHOLDERS WITHOUT A MEETING

     Regions. Regions' certificate of incorporation provides that any action required or permitted to be taken by Regions stockholders must be effected at a duly called meeting of stockholders and may not be effected by any written consent by the stockholders. These provisions would prevent stockholders from taking action, including action on a business combination, except at an annual meeting or special meeting called by the Board of Directors, chief executive officer, or secretary, even if a majority of the stockholders were in favor of such action.

     Minden Bancshares. Under the Louisiana Business Corporation Law, action requiring or permitting stockholder approval may be approved by written consent of all stockholders entitled to vote at a meeting of stockholders. In that it would be impractical to obtain the consent of all stockholders, the inability of stockholders to effect action without a meeting is substantially the same as for Regions.

STOCKHOLDER NOMINATIONS

     Regions. Regions' certificate of incorporation and bylaws provide that any nomination by stockholders of individuals for election to the Board of Directors must be made by delivering written notice of such nomination to the Secretary of Regions not less than 14 days nor more than 50 days before any meeting of the stockholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to stockholders, the nomination notice must be delivered to the Secretary of Regions not later than the seventh day following the day on which notice of the meeting was mailed to stockholders. The nomination notice must set forth certain background information about the persons to be nominated, including information concerning (1) the name, age, business, and, if known, residential address of each nominee, (2) the principal occupation or employment of each such nominee, and (3) the number of shares of Regions capital stock beneficially owned by each such nominee. The Board of Directors is not required to nominate in the annual proxy statement any person so proposed; however, compliance with this procedure would permit a stockholder to nominate the individual at the stockholders' meeting, and any stockholder may vote such holder's shares in person or by proxy for any individual such holder desires.

     Minden Bancshares. Minden Bancshares' Bylaws provide that a stockholder wishing to make a proposal or nominate a person as director at an annual meeting must give 60 days advance written notice to the president by registered or certified mail.

MERGERS, CONSOLIDATIONS, AND SALES OF ASSETS GENERALLY

     Regions. Regions' certificate of incorporation generally requires the affirmative vote of the holders of at least 75% of the outstanding voting stock of Regions to effect (1) any merger or consolidation with or into any other corporation, or (2) any sale or lease of any substantial part of the assets of Regions to any party that beneficially owns 5.0% or more of the outstanding shares of Regions voting stock, unless the transaction was approved by Regions' Board of Directors before the other party became a 5.0% beneficial owner or is approved by 75% or more of the Board of Directors after the party becomes such a 5.0% beneficial owner. In addition, the Delaware General Corporation Law generally requires the approval of a majority of the outstanding voting stock of Regions to effect (1) any merger or consolidation with or into any other corporation, (2) any sale, lease, or exchange of all or substantially all of Regions property and assets, or (3) the dissolution of Regions. However, pursuant to the Delaware General Corporation Law, Regions may enter into a merger transaction without stockholder approval if (1) Regions is the surviving corporation, (2) the agreement of merger does not amend in any respect Regions' certificate of incorporation, (3) each share of Regions stock outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of Regions after the effective date of the merger, and (4) either no shares of Regions common stock and no shares, securities, or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of Regions common stock to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities, or obligations to be issued or delivered under such plan do not exceed 20% of the shares of Regions common stock outstanding immediately prior to the effective date of the merger.

     Minden Bancshares. The Louisiana Business Corporation Law generally requires the affirmative vote of at least two-thirds of the voting power present, or by such larger or smaller vote, but not less than a majority of the voting power present or of the total voting power, as the articles of incorporation may prescribe, to effect (1) any merger, consolidation, or share exchange with or into any other corporation, or (2) any sale or lease of all or substantially all of the assets of the corporation if the corporation is not insolvent. Minden Bancshares' articles and bylaws do not establish a different voting requirement.

BUSINESS COMBINATIONS WITH CERTAIN PERSONS

     Regions. Section 203 of the Delaware General Corporation Law places certain restrictions on "business combinations" (as defined in Section 203 to include, generally, mergers, sales and leases of assets, issuances of securities, and similar transactions) by Delaware corporations with an "interested stockholder" (as defined in Section 203 to include, generally, the beneficial owner of 15% or more of the corporation's outstanding voting stock).
Section 203 generally applies to Delaware corporations, such as Regions, that have a class of voting stock listed on a national securities exchange, authorized for quotation on an interdealer quotation system of a registered national securities association, or held of record by more than 2,000 stockholders, unless the corporation expressly elects in its certificate of incorporation or bylaws not to be governed by Section 203.

     Regions has not specifically elected to avoid the application of Section
203. As a result, Section 203 generally would prohibit a business combination by Regions or a subsidiary with an interested stockholder within three years after the person or entity becomes an interested stockholder, unless (1) prior to the time when the person or entity becomes an interested stockholder, Regions' Board of Directors approved either the business combination or the transaction pursuant to which such person or entity became an interested stockholder, (2) upon consummation of the transaction in which the person or entity became an interested stockholder, the interested stockholder held at least 85% of the outstanding Regions voting stock (excluding shares held by persons who are both officers and directors and shares held by certain employee benefit plans), or (3) once the person or entity becomes an interested stockholder, the business combination is approved by Regions' Board of Directors and by the holders of at least two-thirds of the outstanding Regions voting stock, excluding shares owned by the interested stockholder.

     Minden Bancshares. Section 133 of the Louisiana Business Corporation Law places similar restrictions on "business combinations" (as defined in Section 132(4) of the Louisiana Business Corporation Law, generally including mergers, consolidations, share exchanges, sales and leases of assets, issuances of securities, and similar transactions) by Louisiana corporations with an "interested stockholder" (as defined in Section 132(9) of the Louisiana Business Corporation Law, generally the beneficial owner of 10% or more of the voting power of the then outstanding voting stock). Section 133 generally applies to business combinations of Louisiana corporations having greater than 100 beneficial owners of its stock or which did not have an interested stockholder on January 1, 1985, unless the articles of incorporation expressly provide otherwise. Section 133 generally does not apply if specified conditions are met, including a condition that the stockholders receive in the business combination consideration for their shares of stock in the corporation that is no less than the highest of several different standards provided for by Section 134B, one of which is that the price must be no less than the highest price as the interested stockholder paid for shares of stock in the corporation acquired by such interested stockholder within two years of such business combination.

     As Minden Bancshares has not generally elected to avoid the application of
Section 133, Section 133 generally would prohibit a business combination by Minden Bancshares with an interested stockholder unless the consideration to be received meets the standard described in the preceding sentence or unless the business combination is recommended by Minden Bancshares' Board and approved by the affirmative vote of at least each of the following: (1) 80% of the votes entitled to be cast by outstanding shares of Minden Bancshares voting stock voting together as a single voting group and (2) two-thirds of the votes entitled to be cast by holders of Minden Bancshares voting stock, other than voting stock held by the interested stockholder who is a party to the business combination with Minden Bancshares, voting together as a single voting group. As Regions is not an "interested stockholder" with respect to Minden Bancshares, Section 133 does not apply to the merger.

     Under Sections 135 through 140.2 of the Louisiana Business Corporation Law (the "Control Share Law"), a person who acquires shares in certain Louisiana corporations (including Minden Bancshares) and as a result increases such person's voting power in the corporation to or above any of three threshold levels (i.e., 20%, 33 1/3%, and 50%), acquires the voting rights with respect to such shares only to the extent granted by a majority in voting interest of the pre-existing, disinterested stockholders of the corporation. Certain acquisitions of shares are exempted from the provisions of the Control Share Law, including acquisitions pursuant to a merger, consolidation, or share exchange agreement to which the corporation is a party. Since Regions' acquisition of Minden Bancshares common stock is to be made pursuant to a merger and Minden Bancshares and Regions are parties to the merger agreement with respect thereto, the Control Share Law does not apply to the merger.

DISSENTERS' RIGHTS

     Regions. The rights of dissenting stockholders of Regions are governed by the Delaware General Corporation Law. Pursuant thereto, except as described below, any stockholder has the right to dissent from any merger of which Regions could be a constituent corporation. No appraisal rights are available, however, for (1) the shares of any class or series of stock that is either listed on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders or (2) any shares of stock of the constituent corporation surviving a merger if the merger did not require the approval of the surviving corporation's stockholders, unless, in either case, the holders of such stock are required by an agreement of merger or consolidation to accept for that stock something other than: (a) shares of stock of the corporation surviving or resulting from the merger or consolidation; (b) shares of stock of any other corporation that will be listed at the effective date of the merger on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders; (c) cash in lieu of fractional shares of stock described in clause (a) or (b) immediately above; or (d) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (a) through
(c) immediately above. Because Regions common stock is quoted on the Nasdaq National Market and is held of record by more than 2,000 stockholders, unless the exception described immediately above applies, holders of Regions common stock do not have dissenters' rights.

     Minden Bancshares. The rights of dissenting stockholders under Louisiana law are generally similar to those afforded under the Delaware General Corporation Law. See "The Merger--Dissenting Stockholders" on page 29. If the merger is consummated, stockholders of Minden Bancshares will have dissenters' rights as there described unless the merger receives the favorable vote of at least 80% of the total outstanding shares.

STOCKHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS

     Regions. The Delaware General Corporation Law provides that a stockholder may inspect books and records upon written demand under oath stating the purpose of the inspection, if such purpose is reasonably related to such person's interest as a stockholder.

     Minden Bancshares. Pursuant to the Louisiana Business Corporation Law, upon written notice of a demand to inspect corporate records, one or more stockholders who have owned at least 2% of the outstanding stock (25% in the case of a business competitor) for at least six months are entitled to inspect specified corporate records.

DIVIDENDS

     Regions. The Delaware General Corporation Law provides that, subject to any restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Dividends may not be declared, however, if the corporation's capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Substantially all of the funds available for the payment of dividends by Regions are derived from its subsidiary depository institutions. There are various statutory limitations on the ability of Regions' subsidiary depository institutions to pay dividends to Regions. See "Certain Regulatory Considerations--Payment of Dividends."

     Minden Bancshares. Pursuant to the Louisiana Business Corporation Law, a board of directors may from time to time make distributions out of surplus, as defined in the Louisiana Business Corporation Law, to its stockholders, subject to restrictions in its articles of incorporation, except (1) when the corporation is insolvent, or (2) at a time when the corporation's assets are exceeded by its liabilities, or when the net assets are less than the aggregate amount payable on liquidation to any shares of Minden Bancshares stock which have preferential rights in the event of liquidation. Substantially all of the funds available for the payment of dividends by Minden Bancshares are derived from Minden Bank & Trust, which is subject to federal and state statutory limitations on its ability to pay dividends. See "Comparative Market Prices And Dividends" and "Supervision and Regulation--Payment of Dividends" on page 49.

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

     Regions common stock is quoted on the Nasdaq National Market under the symbol "RGBK." Minden Bancshares common stock is not traded in any established market. The following table sets forth, for the indicated periods, the high and low closing sale prices for Regions common stock as reported on the Nasdaq National Market, the high and low prices, to the extent known by management of Minden Bancshares, for Minden Bancshares common stock and the cash dividends declared per share of Regions common stock and Minden Bancshares common stock for the indicated periods. The prices indicated for Minden Bancshares are based on actual transactions in Minden Bancshares common stock of which Minden Bancshares management is aware; however, for the indicated period there has been only a very limited number of transactions and all such transactions have involved limited numbers of shares in Minden Bancshares common stock in the indicated periods, and no assurance can be given that the indicated prices represent the actual market value of the Minden Bancshares common stock. The amounts indicated for Regions have been adjusted to reflect a 2-for-1 stock split effected by Regions on June 13, 1997.


                                              REGIONS                                    MINDEN BANCSHARES
                                       PRICE RANGE   CASH DIVIDENDS              PRICE RANGE      CASH DIVIDENDS
                                       -----------      DECLARED                 -----------          DECLARED
                                    HIGH        LOW     PER SHARE               HIGH       LOW       PER SHARE
                                    ----        ---     ---------               ----       ---       ---------
1997
First Quarter.................      $30.94     $25.69    $.20                  $100.00   $100.00     $   --
Second Quarter................       33.25      27.38     .20                    --        --            .75
Third Quarter.................       39.13      32.06     .20                   120.00    120.00         --
Fourth Quarter................       44.75      36.56     .20                   125.00    102.98        3.25

1998
First Quarter ................       43.50      37.94     .23                   112.90    112.90         --
Second Quarter................       45.25      38.66     .23                   120.00    120.00         .85
Third Quarter ................       42.69      33.81     .23                   110.00    106.00         --
Fourth Quarter ...............       40.69      30.75     .23                   110.00    110.00        4.15

1999
First Quarter ................       41.44      34.63     .25                   127.27    125.00         --
Second Quarter................       39.13      34.72     .25                    --        --           1.00
Third Quarter ................       38.94      29.81     .25                   125.00    125.00         --
Fourth Quarter (through
     November 26, 1999) ......       31.25      27.13     .25                   280.00    280.00        7.00


     On November 26, 1999, the last reported sale price of Regions common stock as reported on the Nasdaq National Market was $ 28.03, and the price of Minden Bancshares common stock in the last known transaction, which occurred in October, was $280.00. On July 15, 1999, the last business day prior to public announcement of the proposed merger, the last reported sale price of Regions common stock as reported on the Nasdaq National Market was $36.78, and the last known price of Minden Bancshares common stock was $125.00.

     The holders of Regions common stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. Regions has paid regular quarterly cash dividends since 1971. Although Regions currently intends to continue to pay quarterly cash dividends on the Regions common stock, there can be no assurance that Regions' dividend policy will remain unchanged after completion of the merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the Board of Directors' consideration of other relevant factors.

     The holders of Minden Bancshares common stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. Minden Bancshares has paid regularly semi-annual cash dividends since its acquisition of Minden Bank in 1985 and Minden Bank regularly paid semi-annual dividends to its shareholders for at least 20 consecutive years prior to 1985. It is the present intention of Minden Bancshares' Board of Directors to continue the dividend payments; however, future dividends must necessarily depend on earnings, financial condition, appropriate legal restrictions and other factors relevant at the time the Board of Directors consider its dividend policy.

     Minden Bancshares is a legal entity separate and distinct from its subsidiary, Minden Bank & Trust Company, and its revenues depend solely upon its subsidiary. Minden Bank & Trust Company is subject to certain legal restrictions on the amount of dividends that it is permitted to pay. See "Supervision and Regulation--Payment of Dividends."

     Regions and Minden Bancshares are legal entities separate and distinct from their subsidiaries and their revenues depend in significant part on the payment of dividends from their subsidiary financial institutions. Their subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "Supervision and Regulation--Payment of Dividends."

                      INFORMATION ABOUT MINDEN BANCSHARES

     Minden Bancshares is a bank holding company organized under the laws of the state of Louisiana with its principal executive office located in Minden, Louisiana. Minden Bancshares operates principally through Minden Bank, which is a state-chartered commercial bank and which provides a range of consumer and commercial banking services through its main office in Minden, Louisiana and seven branch offices in Webster and Caddo Parishes. At September 30, 1999, Minden Bancshares had total consolidated assets of approximately $327 million, total consolidated deposits of approximately $277 million, and total consolidated stockholders' equity of approximately $39 million. Minden Bancshares' principal executive office is located at 401 Main Street, Minden, Louisiana, 71055 and its telephone number at such address is (318) 377-4283.

     Additional information with respect to Minden Bancshares and Minden Bank & Trust is included in documents incorporated by reference in this Proxy Statement-Prospectus. Copies of such documents, including Minden Bancshares' Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998, as amended, and Minden Bancshares' Quarterly Reports on Form 10-QSB for the quarters ended March 31, June 30, and September 30, 1999, accompany this Proxy Statement-Prospectus.


        VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS OF MINDEN BANCSHARES

     The following table sets forth certain information concerning the beneficial owners of more than 5.0% of Minden Bancshares common stock, as of the record date.


                          NAME AND ADDRESS                AMOUNT AND NATURE        PERCENT OF
TITLE OF CLASS            OF BENEFICIAL OWNER           BENEFICIAL OWNERSHIP        CLASS (1)
--------------            -------------------           --------------------        ---------
Common Stock              Harvey E. McInnis                    16,089                 5.73%
$2.50 Par Value           P.O. Box 1114
                          Minden, LA  71058


 (1) The information shown above is based upon information furnished by the named persons. Information relating to beneficial ownership is based upon "beneficial ownership" concepts set forth in rules promulgated under the Securities Exchange Act of 1934. Under such rules a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any security of which that person has the right to acquire beneficial ownership within 60 days. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she has no beneficial interest.

                           INFORMATION ABOUT REGIONS


GENERAL

     Regions is a regional bank holding company organized and existing under the laws of the state of Delaware and headquartered in Birmingham, Alabama, with approximately 742 banking offices located in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee, and Texas as of September 30, 1999. At that date, Regions had total consolidated assets of approximately $41.2 billion, total consolidated deposits of approximately $29.8 billion, and total consolidated stockholders' equity of approximately $3.0 billion. Regions has banking-related subsidiaries engaged in mortgage banking, credit life insurance, leasing, and securities brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.

     Regions was organized under the laws of the state of Delaware and commenced operations in 1971 under the name First Alabama Bancshares, Inc. In 1994, the name of First Alabama Bancshares, Inc. was changed to Regions Financial Corporation. Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is (205) 944-1300.

     Regions continually evaluates business combination opportunities and frequently conducts due diligence activities in connection with possible business combinations. As a result, business combination discussions and, in some cases, negotiations frequently take place, and future business combinations involving cash, debt, or equity securities can be expected. Any future business combination or series of business combinations that Regions might undertake may be material, in terms of assets acquired or liabilities assumed, to Regions' financial condition. Recent business combinations in the banking industry have typically involved the payment of a premium over book and market values. This practice could result in dilution of book value and net income per share for the acquirer.

     Additional information about Regions and its subsidiaries is included in documents incorporated by reference in this Proxy Statement-Prospectus. See "Where You Can Find More Information" on page 55.

RECENT DEVELOPMENTS

     Since December 31, 1998, and as of the date of this Proxy
Statement-Prospectus, Regions has completed the acquisitions of four financial institutions and has entered into a definitive agreement to acquire one financial institution in addition to the merger. Certain aspects of the completed and other pending acquisitions are presented in the following table:


                                                                                    CONSIDERATION
                                                                                    -------------
                                                                      APPROXIMATE
                                                               -------------------------                 ACCOUNTING
             INSTITUTION                                       ASSET SIZE(1)    VALUE(1)      TYPE        TREATMENT
                                                               -------------    --------      ----        ---------
                                                                     (In millions)
Recently Completed Acquisitions:

Meigs County Bancshares, Inc. located in Decatur, Tennessee    $     114       $   20        Regions       Pooling
                                                                                             Common          of
                                                                                              Stock       Interests


Bullsboro BancShares, Inc., located in Newnan, Georgia               101           34        Regions       Pooling
                                                                                             Common          of
                                                                                              Stock       Interests


VB&T Bancshares Corporation, located in Valdosta, Georgia             76           19        Regions       Pooling
                                                                                             Common          of
                                                                                              Stock       Interests

Arkansas Banking Company, located in Jonesboro, Arkansas             355           58        Regions      Purchase
                                                                                             Common
                                                                                              Stock

Other Pending Acquisitions:

LCB Corporation, located in Fayetteville, Tennessee               175           47        Regions      Purchase
                                                                                          Common
                                                                                           Stock


---------------
(1) Calculated as of the date of consummation in the case of the completed acquisitions and as of the date of announcement of the transaction in the case of pending acquisitions.

     Consummation of the other pending acquisitions is subject to the approval of certain regulatory agencies and approval of the stockholders of the institutions to be acquired. Moreover, the closing of each transaction is subject to various contractual conditions precedent. No assurance can be given that the conditions precedent to consummating the transactions will be satisfied in a manner that will result in their consummation.

     If the other pending acquisitions and the merger had been consummated on September 30, 1999, as of that date Regions' total consolidated assets would have been increased by approximately $550 million to approximately $41.8 billion; its total consolidated deposits would have increased by approximately $431 million to approximately $30.2 billion; and its total consolidated stockholders' equity would have increased by approximately $104 million to approximately $3.1 billion.

                           SUPERVISION AND REGULATION


     The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to Regions and Minden Bancshares and their banking subsidiaries Regions Bank and Minden Bank & Trust. Additional information is available in Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1998. See "Where You Can Find More Information" on page 55.

GENERAL

     Regions and Minden Bancshares are both bank holding companies registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act. As such, Regions and Minden Bancshares and their non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve Board.

     The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before: (1) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank; (2) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (3) it may merge or consolidate with any other bank holding company.

     The Bank Holding Company Act further provides that the Federal Reserve Board may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served.

     The Bank Holding Company Act generally prohibits Regions and Minden Bancshares from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve Board must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices.

     On November 12, 1999, the President signed the Gramm-Leach-Bliley Act, which significantly relaxes previously existing restrictions on the activities of banks and bank holding companies. Effective

120 days after enactment, an eligible bank holding company may elect to be a "financial holding company" and thereafter may engage in a range of activities that are financial in nature and that were not previously permissible for banks and bank holding companies. For a bank holding company to be eligible for financial holding company status, all of its subsidiary financial institutions must be well capitalized and well managed. It effects financial holding company status by filing a declaration with the Federal Reserve Board that it elects to be a financial holding company. A financial holding company may engage directly or through a subsidiary in the statutorily authorized activities of securities dealing, underwriting, and market making, insurance underwriting and agency activities, merchant banking, and insurance company portfolio investments, and in any activity that the Federal Reserve Board determines by rule or order to be financial in nature or incidental to such financial activity. The Federal Reserve Board must deny expanded authority to any bank holding company that received less than a satisfactory rating on its most recent Community Reinvestment Act review as of the time it submits its declaration.

     The Gramm-Leach-Bliley Act also permits securities brokerage firms and insurance companies to own banks and bank holding companies. The Act also seeks to streamline and coordinate regulation of integrated financial holding companies, providing generally for "umbrella" regulation of financial holding companies by the Federal Reserve Board, and for functional regulation of banking activities by bank regulators, securities activities by securities regulators, and insurance activities by insurance regulators.

     Each of the subsidiary banks of Regions and Minden Bancshares is a member of the Federal Deposit Insurance Corporation (the "FDIC"), and as such, its deposits are insured by the FDIC to the extent provided by law. Each such subsidiary bank is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

     Each of Minden Bank & Trust and Regions Bank is subject to supervision and examination by its primary federal regulator (the FDIC in the case of Regions Bank and the Federal Reserve Board in the case of Minden Bank & Trust) and by the state banking authorities of the states in which they are located. Such authorities regularly examine the operations of banks and are given authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. They also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

     Regions and Minden Bancshares are legal entities separate and distinct from their banking and other subsidiaries. The principal sources of cash flow of both Regions and Minden Bancshares, including cash flow to pay dividends to their respective stockholders, are dividends from their subsidiary banks. There are statutory and regulatory limitations on the payment of dividends by these subsidiary banks to Regions and Minden Bancshares, as well as by Regions and Minden Bancshares to their stockholders.

     As to the payment of dividends, Minden Bank & Trust and Regions Bank are subject to the respective laws and regulations of the state in which the bank is located, and to the regulations of the primary federal regulator.

     If, in the opinion of a federal banking regulatory agency, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete an institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under current federal law, an insured institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "--Prompt Corrective Action." Moreover, the Federal Reserve Board and the FDIC have issued policy statements which provide that bank holding companies and insured banks should generally pay dividends only out of current operating earnings.

     At September 30, 1999, under dividend restrictions imposed under federal and state laws, the subsidiary banks of Regions and Minden Bancshares, without obtaining governmental approvals, could declare aggregate dividends to the parent company of $309 million in the case of Regions and $8 million in the case of Minden Bancshares.

     The payment of dividends by Regions and Minden Bancshares and their subsidiary banks may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

CAPITAL ADEQUACY

     Regions, Minden Bancshares, and their respective subsidiary banks are required to comply with the capital adequacy standards established by the Federal Reserve Board in the case of Regions and Minden Bancshares, and the primary federal regulator in the case of each of their subsidiary banks. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve Board: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     The minimum guideline for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of the Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, qualifying noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of certain subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The minimum guideline for Tier 1 Capital is 4.0% of risk-weighted assets. At September 30, 1999, Regions' consolidated Total Capital Ratio was 11.17% and its Tier 1 Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) was 9.42%, and Minden Bancshares' consolidated Total Capital Ratio was 23.22% and its Tier 1 Capital Ratio was 21.96%.

     In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio"), of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points above the stated minimums. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities. At September 30, 1999 Regions' Leverage Ratio was 6.67% and Minden Bancshares' Leverage Ratio was 11.19%.

     Each of Regions' and Minden Bancshares' subsidiary banks is subject to risk-based and leverage capital requirements adopted by its primary federal regulator. The FDIC's capital requirements are substantially similar to those adopted by the Federal Reserve Board. Each of the subsidiary banks was in compliance with applicable minimum capital requirements as of September 30, 1999. Neither Regions, Minden Bancshares, nor any of their subsidiary banks has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

     Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and to certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "--Prompt Corrective Action."

PROMPT CORRECTIVE ACTION

     Current federal law establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system the federal banking regulators have established five capital categories ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") and must take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, current federal law requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

     Under the final agency rule implementing the prompt corrective action provisions, an institution that (1) has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater and (2) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency is deemed to be "well capitalized." An institution with a Total Capital ratio of 8.0% or greater, a Tier 1 Capital ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be "adequately capitalized." A depository institution that has a Total Capital ratio of less than 8.0%, a Tier 1 Capital ratio of less than 4.0%, or a Leverage Ratio of less than 4.0% is considered to be "undercapitalized." A depository institution that has a Total Capital ratio of less than 6.0%, a Tier 1

Capital ratio of less than 3.0%, or a Leverage Ratio of less than 3.0% is considered to be "significantly undercapitalized," and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the regulator. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution if it determines "that those actions are necessary to carry out the purpose" of the law.

     At September 30, 1999, all of the subsidiary banks of Regions and Minden Bancshares had the requisite capital levels to qualify as well capitalized.

FDIC INSURANCE ASSESSMENTS

     The FDIC currently uses a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The risk-based assessment system, which went into effect on January 1, 1994, assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied.

     Minden Bank & Trust and Regions Bank are now assessed at the well-capitalized level where the premium rate is currently zero. Like all insured banks, they also must pay a quarterly assessment of approximately $.02 per $100 of assessable deposits to pay off bonds that were issued in the late 1980's by a government corporation to raise funds to cover costs of the savings and loan crisis.

     The FDIC may terminate an institution's insurance of deposits upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.


                       DESCRIPTION OF REGIONS COMMON STOCK

     Regions is authorized to issue 500,000,000 shares of Regions common stock and 5,000,000 shares of preferred stock. At September 30, 1999, 224,170,794 shares of Regions common stock were issued, including 4,882,066 treasury shares, and 219,288,728 shares were outstanding. At that date no preferred stock was issued. No other class of stock is authorized.

     Holders of Regions common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. The ability of Regions to pay dividends is affected by the ability of its subsidiary institutions to pay dividends, which is limited by applicable regulatory requirements and capital guidelines. At September 30, 1999, under such requirements and guidelines, Regions' subsidiary institutions had $309 million of undivided profits legally available for the payment of dividends. See "Supervision and Regulation--Payment of Dividends" on page 49.

     For a further description of Regions common stock, see "Effect of the Merger on Rights of Stockholders" on page 34.


                              STOCKHOLDER PROPOSALS

     Regions expects to hold its next annual meeting of stockholders after the merger during May 2000. Under SEC rules, proposals of Regions stockholders intended to be presented at that meeting must be received by Regions at its principal executive offices on or before December 9, 1999, for consideration by Regions for possible inclusion in such proxy statement.


                           FORWARD-LOOKING STATEMENTS

     This Proxy Statement-Prospectus and documents incorporated in it may include forward looking statements, which reflect Regions' current views with respect to future events and financial performance. Such forward looking statements are based on general assumptions and are subject to various risks, uncertainties, and other factors that may cause actual results to differ materially from the views, beliefs, and projections expressed in such statements. Some factors are specific to Regions, including:

- The cost and other effects of material contingencies, including litigation contingencies and other contingencies related to acquired operations.

- Regions' ability to expand into new markets and to maintain profit margins in the face of pricing pressures.

- Possible changes in the credit worthiness of Regions' customers and the possible impairment of collectibility of loans to certain customers resulting from the impact of Year 2000 issues on customers' operations and cashflows needed to service indebtedness.

- The ability of Regions to achieve the earnings expectations related to the acquired operations of recently-completed and pending acquisitions, which in turn depends on a variety of factors, including:

     - the ability of Regions to achieve the anticipated cost savings and revenue enhancements with respect to the acquired operations.

     - the assimilation of the acquired operations to Regions' corporate culture, including the ability to instill Regions' credit practices and efficient approach to the acquired operations.

     - the continued growth of the acquired entities' markets consistent with recent historical experience.

Other factors which may affect Regions apply to the financial services industry more generally, including:

- Possible changes in economic and business conditions that may affect the prevailing interest rates, the prevailing rates of inflation, or the amount of growth, stagnation, or recession in the global, U.S., and southeastern U.S. economies, the value of investments, collectibility of loans, and the profitability of business entities.

- Possible changes in monetary and fiscal policies, laws, and regulations, and other activities of governments, agencies, and similar organizations.

- The effects of easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies, and finance companies, and attendant changes in patterns and effects of competition in the financial services industry.

     The words "believe", "expect", "anticipate", "project", and similar expressions signify forward looking statements. Readers are cautioned not to place undue reliance on any forward looking statements made by or on behalf of Regions. Any such statement speaks only as of the date the statement was made. Regions undertakes no obligation to update or revise any forward looking statements.


                                    EXPERTS

     The consolidated financial statements of Regions at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, incorporated by reference in this Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon which is included in the Annual Report to Stockholders which is incorporated by reference in its Annual Report on Form 10-KSB for the year ended December 31, 1998. The financial statements audited by Ernst & Young LLP have been incorporated herein by reference in reliance on their report given on their authority as experts in accounting and auditing.

     The consolidated financial statements of Minden Bancshares at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, incorporated by reference in this

Registration Statement, have been audited by Heard, McElroy & Vestal, L.L.P., independent auditors, as set forth in their report thereon which is included in the Annual Report to Stockholders which is incorporated by reference in Minden Bancshares' Annual Report on Form 10-K for the year ended December 31, 1998. The financial statements of Minden Bancshares audited by Heard, McElroy & Vestal, L.L.P. have been incorporated herein by reference in reliance on their report given on their authority as experts in accounting and auditing.


                                    OPINIONS

     The legality of the shares of Regions common stock to be issued in the merger will be passed upon by Lange, Simpson, Robinson & Somerville LLP, Birmingham, Alabama. Henry E. Simpson, partner in the law firm of Lange, Simpson, Robinson & Somerville LLP, is a member of the Board of Directors of Regions. As of November 26, 1999, attorneys in the law firm of Lange, Simpson, Robinson & Somerville LLP owned an aggregate of 238,431 shares of Regions common stock.

     Certain tax consequences of the transaction have been passed upon by Alston & Bird LLP, Atlanta, Georgia.


                      WHERE YOU CAN FIND MORE INFORMATION

     Regions and Minden Bancshares file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Regions and Minden Bancshares file with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available at the Internet world wide web site maintained by the SEC at "http://www.sec.gov."

     Regions filed a Registration Statement on Form S-4 (the "Registration Statement") to register with the SEC the Regions common stock to be issued to Minden Bancshares stockholders in the merger. This Proxy Statement-Prospectus is a part of that Registration Statement and constitutes a prospectus of Regions. As allowed by SEC rules, this Proxy Statement-Prospectus does not contain all the information you can find in Regions' Registration Statement or the exhibits to that Registration Statement.

     SEC regulations allow Regions and Minden Bancshares to "incorporate by reference" information into this Proxy Statement-Prospectus, which means that Regions and Minden Bancshares can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this Proxy Statement-Prospectus, except for any information superseded by information contained directly in this Proxy Statement-Prospectus or in later filed documents incorporated by reference in this Proxy Statement-Prospectus.

     This Proxy Statement-Prospectus incorporates by reference the documents set forth below that Regions and Minden Bancshares have previously filed with the SEC. These documents contain important information about Regions, Minden Bancshares, and their businesses and finances. Some of these filings may have been amended by later filings, which are also listed.

REGIONS SEC FILINGS (FILE NO. 0-6159)        PERIOD/AS OF DATE

Annual Report on Form 10-K                   Year ended December 31, 1998
Quarterly Reports on Form 10-Q/A             Quarters ended March 31 and
                                             June 30, 1999
Quarterly Report on Form 10-Q                Quarter ended September 30, 1999
Current Report on Form 8-K                   October 18, 1999

MINDEN BANCSHARES SEC FILINGS                PERIOD/AS OF DATE
(FILE NO. 0-21658)

Annual Report on Form 10-KSB                 Year ended December 31, 1998
Quarterly Reports on Form 10-QSB             Quarters ended March 31, June 30,
                                             September 30, 1999

     Regions and Minden Bancshares also incorporate by reference additional documents that may be filed with the SEC between the date of this Proxy Statement-Prospectus and the consummation of the merger or the termination of the merger agreement. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     Regions has supplied all information contained or incorporated by reference in this Proxy Statement-Prospectus relating to Regions, and Minden Bancshares has supplied all such information relating to Minden Bancshares.

     Even if we have already sent you some of the documents incorporated by reference, you can obtain any of them through Regions or Minden Bancshares, or from the SEC or the SEC's Internet web site as described above.

     Documents incorporated by reference are available from Regions and Minden Bancshares without charge, excluding all exhibits, except that if an exhibit is specifically incorporated by reference in this Proxy Statement-Prospectus, the exhibit will also be available without charge. Stockholders may obtain documents incorporated by reference in this Proxy Statement-Prospectus by requesting them in writing or by telephone from Regions or Minden Bancshares at the following address, as applicable:


           Regions Financial Corporation                  Minden Bancshares, Inc.
           417 North 20th Street                          401 Main Street
           Birmingham, AL   35203                         Minden, Louisiana 71055

           Attention: Shareholder relations               Attention: Jack E. Byrd, Jr., President
                                                                            and Chief Executive Officer

           Telephone: (205) 326-7090                      (318) 377-4283

     You should rely only on the information contained or incorporated by reference in this Proxy Statement-Prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this Proxy Statement-Prospectus. This Proxy Statement-Prospectus is dated November 30, 1999. You should not assume that the information contained in this Proxy Statement-Prospectus is accurate as of any date other than that date. Neither the mailing of this Proxy Statement-Prospectus to stockholders nor the issuance of Regions common stock in the merger creates any implication to the contrary.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                            MINDEN BANCSHARES, INC.

                                      AND

                         REGIONS FINANCIAL CORPORATION

                           DATED AS OF JULY 13, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Parties.....................................................   A-6
Preamble....................................................   A-6
ARTICLE 1 -- TRANSACTIONS AND TERMS OF MERGER...............   A-6
  1.1  Merger...............................................   A-6
  1.2  Time and Place of Closing............................   A-6
  1.3  Effective Time.......................................   A-6
  1.4  Execution of Support Agreements......................   A-7
ARTICLE 2 -- TERMS OF MERGER................................   A-7
  2.1  Certificate of Incorporation.........................   A-7
  2.2  Bylaws...............................................   A-7
  2.3  Directors and Officers...............................   A-7
ARTICLE 3 -- MANNER OF CONVERTING SHARES....................   A-7
  3.1  Conversion of Shares.................................   a-7
  3.2  Anti-Dilution Provisions.............................   A-7
  3.3  Shares Held by Minden or Regions.....................   A-7
  3.4  Dissenting Stockholders..............................   A-7
  3.5  Fractional Shares....................................   A-8
  3.6  Conversion of Stock Options..........................   A-8
ARTICLE 4 -- EXCHANGE OF SHARES.............................   A-8
  4.1  Exchange Procedures..................................   A-8
  4.2  Rights of Former Minden Stockholders.................   A-9
ARTICLE 5 -- REPRESENTATIONS AND WARRANTIES OF MINDEN.......  A-10
  5.1  Organization, Standing, and Power....................  A-10
  5.2  Authority; No Breach By Agreement....................  A-10
  5.3  Capital Stock........................................  A-10
  5.4  Minden Subsidiaries..................................  A-11
  5.5  Financial Statements.................................  A-11
  5.6  Absence of Undisclosed Liabilities...................  A-11
  5.7  Absence of Certain Changes or Events.................  A-12
  5.8  Tax Matters..........................................  A-12
  5.9  Assets...............................................  A-13
  5.10 Environmental Matters................................  A-13
  5.11 Compliance with Laws.................................  A-14
  5.12 Labor Relations......................................  A-14
  5.13 Employee Benefit Plans...............................  A-14
  5.14 Material Contracts...................................  A-16
  5.15 Legal Proceedings....................................  A-16
  5.16 Reports..............................................  A-17
  5.17 Statements True and Correct..........................  A-17
  5.18 Tax and Regulatory Matters...........................  A-17
  5.19 State Takeover Laws..................................  A-17
  5.20 Charter Provisions...................................  A-17
  5.21 Support Agreements...................................  A-17
  5.22 Derivatives..........................................  A-17
  5.23 Year 2000............................................  A-18
ARTICLE 6 -- REPRESENTATIONS AND WARRANTIES OF REGIONS......  A-18
  6.1  Organization, Standing, and Power....................  A-18
  6.2  Authority; No Breach By Agreement....................  A-18

                                                              PAGE
                                                              ----
  6.3  Capital Stock........................................  A-19
  6.4  Regions Subsidiaries.................................  A-19
  6.5  SEC Filings; Financial Statements....................  A-19
  6.6  Absence of Undisclosed Liabilities...................  A-20
  6.7  Absence of Certain Changes or Events.................  A-20
  6.8  Compliance with Laws.................................  A-20
  6.9  Legal Proceedings....................................  A-20
  6.10 Reports..............................................  A-20
  6.11 Statements True and Correct..........................  A-21
  6.12 Tax and Regulatory Matters...........................  A-21
  6.13 Derivatives..........................................  A-21
  6.14 Year 2000............................................  A-21
ARTICLE 7 -- CONDUCT OF BUSINESS PENDING CONSUMMATION.......  A-21
  7.1  Affirmative Covenants of Both Parties................  A-21
  7.2  Negative Covenants of Minden.........................  A-22
  7.3  Adverse Changes in Condition.........................  A-23
  7.4  Reports..............................................  A-23
ARTICLE 8 -- ADDITIONAL AGREEMENTS..........................  A-24
  8.1  Registration Statement; Proxy Statement; Stockholder
       Approval.............................................  A-24
  8.2  Exchange Listing.....................................  A-24
  8.3  Applications.........................................  A-24
  8.4  Filings with State Offices...........................  A-24
  8.5  Agreement as to Efforts to Consummate................  A-24
  8.6  Investigation and Confidentiality....................  A-25
  8.7  Press Releases.......................................  A-25
  8.8  Certain Actions......................................  A-25
  8.9  Tax Treatment........................................  A-26
  8.10 State Takeover Laws..................................  A-26
  8.11 Charter Provisions...................................  A-26
  8.12 Agreement of Affiliates..............................  A-26
  8.13 Employee Benefits and Contracts......................  A-26
  8.14 Indemnification......................................  A-27
  8.15 Certain Modifications................................  A-27
ARTICLE 9 -- CONDITIONS PRECEDENT TO OBLIGATIONS TO
  CONSUMMATE................................................  A-28
  9.1  Conditions to Obligations of Each Party..............  A-28
  9.2  Conditions to Obligations of Regions.................  A-29
  9.3  Conditions to Obligations of Minden..................  A-30
ARTICLE 10 -- TERMINATION...................................  A-30
  10.1  Termination.........................................  A-30
  10.2  Effect of Termination...............................  A-33
  10.3  Non-Survival of Representations and Covenants.......  A-33
ARTICLE 11 -- MISCELLANEOUS.................................  A-33
  11.1  Definitions.........................................  A-33
  11.2  Expenses............................................  A-38
  11.3  Brokers and Finders.................................  A-38
  11.4  Entire Agreement....................................  A-39
  11.5  Amendments..........................................  A-39

                                                              PAGE
                                                              ----
  11.6  Waivers.............................................  A-39
  11.7  Assignment..........................................  A-39
  11.8  Notices.............................................  A-40
  11.9  Governing Law.......................................  A-40
  11.10 Counterparts........................................  A-40
  11.11 Captions............................................  A-40
  11.12 Interpretations.....................................  A-40
  11.13 Enforcement of Agreement............................  A-41
  11.14 Severability........................................  A-41
Signatures..................................................  A-41

                                LIST OF EXHIBITS

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
  1.      --   Form of Support Agreement. (sec. 1.4).
  2.      --   Form of Affiliate Agreement. (sec.sec. 8.12, 9.2(d)).
  3.      --   Form of Claims Letter. (sec. 9.2(e)).
  4.      --   Opinion of Minden Counsel (sec. 9.2(f)).
  5.      --   Opinion of Regions Counsel (sec. 9.3(d)).

                               [EXHIBITS OMITTED]

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of July 13, 1999, by and between MINDEN BANCSHARES, INC. ("Minden"), a corporation organized and existing under the Laws of the State of Louisiana, with its principal office located in Minden, Louisiana; and REGIONS FINANCIAL CORPORATION ("Regions"), a corporation organized and existing under the Laws of the State of Delaware, with its principal office located in Birmingham, Alabama.

                                    PREAMBLE

     The Boards of Directors of Minden and Regions are of the opinion that the transactions described herein are in the best interests of the parties to this Agreement and their respective stockholders. This Agreement provides for the acquisition of Minden by Regions pursuant to the merger of Minden with and into Regions. At the effective time of the Merger, the outstanding shares of the capital stock of Minden shall be converted into shares of the common stock of Regions (except as provided herein). As a result, stockholders of Minden shall become stockholders of Regions, and each of the subsidiaries of Minden shall continue to conduct its business and operations as a subsidiary of Regions. The transactions described in this Agreement are subject to the approvals of the stockholders of Minden, the Board of Governors of the Federal Reserve System, and certain state regulatory authorities, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

     As a condition and inducement to Regions' willingness to enter into this Agreement, each of Minden's directors is executing and delivering to Regions an agreement (a "Support Agreement"), in substantially the form of Exhibit 1.

     Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

     NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the Parties agree as follows:

                                   ARTICLE 1

                        TRANSACTIONS AND TERMS OF MERGER

     1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Minden shall be merged with and into Regions in accordance with the provisions of Section 12:112 of the LBCL and Section 252 of the DGCL and with the effect provided in Section 12:115 of the LBCL and Section 259 of the DGCL (the "Merger"). Regions shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Delaware. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Minden and Regions.

     1.2 Time and Place of Closing. The consummation of the Merger (the "Closing") shall take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their duly authorized officers, may mutually agree. The place of Closing shall be at such location as may be mutually agreed upon by the Parties.

     1.3 Effective Time. The Merger and the other transactions contemplated by this Agreement shall become effective on the date and at the time the Louisiana Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Louisiana and the Delaware Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon by the duly authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the last business day of the month in which the last of the following occurs: (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory

Authority having authority over and approving or exempting the Merger; and (ii) the date on which the stockholders of Minden approve the matters relating to this Agreement required to be approved by such stockholders by applicable Law; or such later day within 30 days thereof as may be specified by Regions.

     1.4 Execution of Support Agreements. Immediately prior to the execution of this Agreement and as a condition hereto, each of the directors of Minden is executing and delivering to Regions a Support Agreement.

                                   ARTICLE 2

                                TERMS OF MERGER

     2.1 Certificate of Incorporation. The Certificate of Incorporation of Regions in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.2 Bylaws. The Bylaws of Regions in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.3 Directors and Officers. The directors of Regions in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Regions in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

                                   ARTICLE 3

                          MANNER OF CONVERTING SHARES

     3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of Regions or Minden, or the stockholders of either of the foregoing, the shares of the constituent corporations shall be converted as follows:

          (a) Each share of Regions Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

          (b) Each share of Minden Common Stock (excluding shares held by any Minden Company or any Regions Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding at the Effective Time shall be converted into 8.0 shares of Regions Common Stock (subject to adjustment as provided in Section 10.1(g) of this Agreement, the "Exchange Ratio").

     3.2 Anti-Dilution Provisions. In the event Minden changes the number of shares of Minden Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or similar recapitalization with respect to such stock, the Exchange Ratio shall be proportionately adjusted. In the event Regions changes the number of shares of Regions Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

     3.3 Shares Held by Minden or Regions. Each of the shares of Minden Common Stock held by any Minden Company or by any Regions Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     3.4 Dissenting Stockholders. Any holder of shares of Minden Common Stock who perfects such holder's dissenters' rights of appraisal in accordance with and as contemplated by Part XIII of the LBCL shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, that no such payment shall be made to any dissenting stockholder unless and until such dissenting stockholder has complied with the applicable provisions of the LBCL, including the provisions of Section 131 thereof relating to the deposit in escrow, endorsement, and transfer of the certificate or certificates representing the shares for which payment is being made. In the event that a dissenting stockholder of Minden fails to perfect, or effectively withdraws or loses, his right to appraisal and of payment for his shares, such Person shall not have the right to receive payment in cash for his shares and, instead, as of the Effective Time the shares of Minden Common Stock held by such Person shall be converted into and exchanged for that number of shares of Regions Common Stock determined under Section 3.1 of this Agreement and the delivery of certificates representing such Regions Common Stock and any dividends or other distributions in respect thereof to which such holder may be entitled shall be governed by Section 4.1 of this Agreement.

     3.5 Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of Minden Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Regions Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Regions Common Stock multiplied by the market value of one share of Regions Common Stock at the Effective Time. The market value of one share of Regions Common Stock at the Effective Time shall be the last sale price of Regions Common Stock on the Nasdaq NMS (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by Regions) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a stockholder in respect of any fractional shares.

     3.6 Conversion of Stock Options.

     (a) At the Effective Time, all rights with respect to Minden Common Stock pursuant to stock options or stock appreciation rights ("Minden Options") granted by Minden under the Minden Stock Plans, which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to Regions Common Stock, and Regions shall assume each Minden Option, in accordance with the terms of the Minden Stock Plan and stock option agreement by which it is evidenced. From and after the Effective Time,
(i) each Minden Option assumed by Regions may be exercised solely for shares of Regions Common Stock (or cash in the case of stock appreciation rights), (ii) the number of shares of Regions Common Stock subject to such Minden Option shall be equal to the number of shares of Minden Common Stock subject to such Minden Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iii) the per share exercise price under each such Minden Option shall be adjusted by dividing the per share exercise price under each such Minden Option by the Exchange Ratio and rounding down to the nearest cent. It is intended that the foregoing assumption shall be undertaken in a manner that will not constitute a "modification" as defined in Section 424 of the Internal Revenue Code, as to any stock option which is an "incentive stock option." Minden and Regions agree to take all necessary steps to effectuate the foregoing provisions of this Section 3.6.

     (b) As soon as reasonably practicable after the Effective Time, Regions shall file a registration statement on Form S-3 or S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of Regions Common Stock subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses therein) for so long as such options remain outstanding.

                                   ARTICLE 4

                               EXCHANGE OF SHARES

     4.1 Exchange Procedures. Promptly after the Effective Time, Regions and Minden shall cause the exchange agent selected by Regions (the "Exchange Agent") to mail to the former stockholders of Minden appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Minden Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of Minden Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement or as to which dissenters' rights of appraisal have been perfected and not withdrawn or forfeited under Section 131 of the LBCL) issued and outstanding at the Effective Time promptly upon surrender the certificate or certificates representing such shares to the Exchange Agent, shall receive in exchange therefor the consideration provided in
Section 3.1 of this Agreement, together with all undelivered dividends and other distributions in respect of such shares (without interest thereon) pursuant to
Section 4.2 of this Agreement. To the extent required by Section 3.5 of this Agreement, each holder of shares of Minden Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of Regions Common Stock to which such holder may be otherwise entitled (without interest). Until so surrendered, each outstanding certificate of Minden Common Stock shall be deemed for all purposes, other than as provided below with respect to the payment of dividends or other distributions payable to the holders of shares of Regions Common Stock, to represent the consideration into which the number of shares of Minden Common Stock represented thereby prior to the Effective Time shall have been converted. Regions shall not be obligated to deliver the consideration to which any former holder of Minden Common Stock is entitled as a result of the Merger until such holder surrenders such holder's certificate or certificates representing the shares of Minden Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of Minden Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither the Surviving Corporation, Minden, nor the Exchange Agent shall be liable to a holder of Minden Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

     4.2 Rights of Former Minden Stockholders. At the Effective Time, the stock transfer books of Minden shall be closed as to holders of Minden Common Stock immediately prior to the Effective Time and no transfer of Minden Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of Minden Common Stock (other than shares to be canceled pursuant to Sections 3.3 and 3.4 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.5 of this Agreement in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by Minden in respect of such shares of Minden Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. To the extent permitted by Law, former stockholders of record of Minden shall be entitled to vote after the Effective Time at any meeting of Regions stockholders the number of whole shares of Regions Common Stock into which their respective shares of Minden Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Minden Common Stock for certificates representing Regions Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by Regions on the Regions Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of Regions Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of Regions Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of Minden Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such Minden Common Stock certificate, both the Regions Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.

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                                   ARTICLE 5

                    REPRESENTATIONS AND WARRANTIES OF MINDEN

     Minden hereby represents and warrants to Regions as follows:

     5.1 Organization, Standing, and Power. Minden is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Louisiana, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Material Assets. Minden is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden.

     5.2 Authority; No Breach By Agreement.

     (a) Minden has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Minden, subject to the approval of this Agreement by the holders of two-thirds of the shares of Minden Common Stock present at the Stockholders Meeting, which is the only stockholder vote required for approval of this Agreement and consummation of the Merger by Minden. Subject to such requisite stockholder approval, this Agreement represents a legal, valid, and binding obligation of Minden, enforceable against Minden in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

     (b) Neither the execution and delivery of this Agreement by Minden, nor the consummation by Minden of the transactions contemplated hereby, nor compliance by Minden with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Minden's Articles of Incorporation or Bylaws, or
(ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Minden Company under, any Contract or Permit of any Minden Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden, or (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Minden Company or any of their respective Material Assets.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation or both with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Minden of the Merger and the other transactions contemplated in this Agreement.

     5.3 Capital Stock.

     (a) The authorized capital stock of Minden consists, as of the date of this Agreement, of 500,000 shares of Minden Common Stock, of which 280,583 shares are issued and outstanding as of the date of this Agreement and not more than 294,058 shares will be issued and outstanding at the Effective Time. All of the issued and outstanding shares of Minden Common Stock are duly and validly issued and outstanding and are fully paid and nonassessable under the LBCL. None of the outstanding shares of Minden Common Stock has been issued in violation of any preemptive rights of the current or past stockholders of Minden. Minden has

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reserved 28,000 shares of Minden Common Stock for issuance under the Minden
Stock Plans, pursuant to which options to purchase not more than 13,475 shares of Minden Common Stock are outstanding, as set forth in Section 5.3(a) of the Minden Disclosure Memorandum.

     (b) Except as set forth in Section 5.3(a) of this Agreement or Section 5.3(b) of the Minden Disclosure Memorandum, there are no shares of capital stock or other equity securities of Minden outstanding and no outstanding Rights relating to the capital stock of Minden.

     5.4 Minden Subsidiaries. Minden has disclosed in Section 5.4 of the Minden Disclosure Memorandum all of the Minden Subsidiaries as of the date of this Agreement. Minden or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each Minden Subsidiary. No equity securities of any Minden Subsidiary are or may become required to be issued (other than to another Minden Company) by reason of any Rights, and there are no Contracts by which any Minden Subsidiary is bound to issue (other than to another Minden Company) additional shares of its capital stock or Rights or by which any Minden Company is or may be bound to transfer any shares of the capital stock of any Minden Subsidiary (other than to another Minden Company). There are no Contracts relating to the rights of any Minden Company to vote or to dispose of any shares of the capital stock of any Minden Subsidiary. Except as provided in Section 6:262 of the LBL, all of the shares of capital stock of each Minden Subsidiary held by a Minden Company are fully paid and nonassessable under the applicable corporation or banking Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Minden Company free and clear of any Lien. Each Minden Subsidiary is either a bank or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each Minden Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden. Each Minden Subsidiary that is a depository institution is an "insured depository institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or Savings Association Insurance Fund.

     5.5 Financial Statements. Minden has disclosed in Section 5.5 of the Minden Disclosure Memorandum, and has delivered to Regions copies of, all Minden Financial Statements prepared for periods ended prior to the date hereof and will deliver to Regions copies of all Minden Financial Statements prepared subsequent to the date hereof. The Minden Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the Minden Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with past business practices, and (ii) present or will present, as the case may be, fairly the consolidated financial position of the Minden Companies as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flows of the Minden Companies for the periods indicated, in accordance with GAAP (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments which were not or are not expected to be Material in amount or effect).

     5.6 Absence of Undisclosed Liabilities. No Minden Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Minden, included in the Minden Financial Statements or reflected in the notes thereto and except for Liabilities incurred in the ordinary course of business subsequent to March 31, 1999. No Minden Company has incurred or paid any Liability since March 31, 1999, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden, and except for the fees and expenses relating to the Merger as described in Article 11 hereof.

     5.7 Absence of Certain Changes or Events. Since March 31, 1999, except as disclosed in the Minden Financial Statements delivered prior to the date of the Agreement or as otherwise disclosed in the Minden Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden, and (ii) the Minden Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a Material breach or violation of any of the covenants and agreements of Minden provided in Article 7 of this Agreement, other than conducting the process that has led up to the execution and consummation of this Agreement.

     5.8 Tax Matters.

     (a) Since December 31, 1991, all Tax Returns required to be filed by or on behalf of any of the Minden Companies have been timely filed, or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1998, and, to the Knowledge of Minden, all Tax Returns filed are complete and accurate in all Material respects. All Tax Returns for periods ending on or before the date of the most recent fiscal year end immediately preceding the Effective Time will be timely filed or requests for extensions will be timely filed. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on Minden, except to the extent reserved against in the Minden Financial Statements dated prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

     (b) None of the Minden Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

     (c) Adequate provision for any Taxes due or to become due for any of the Minden Companies for the period or periods through and including the date of the respective Minden Financial Statements has been made and is reflected on such Minden Financial Statements.

     (d) Each of the Minden Companies is in compliance with, and its records contain the information and documents (including properly completed IRS Forms W-9) necessary to comply with, in all material respects, applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code.

     (e) None of the Minden Companies has made any payments, is obligated to make any payments, or is a party to any contract, agreement, or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code, except as set forth in Section 5.8(e) of the Minden Disclosure Memorandum; provided that none of the contracts disclosed therein contains any "gross up" provision.

     (f) There are no Material Liens with respect to Taxes upon any of the Assets of the Minden Companies.

     (g) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of the Minden Companies that occurred during or after any Taxable Period in which the Minden Companies incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1998.

     (h) No Minden Company has filed any consent under Section 341(f) of the Internal Revenue Code concerning collapsible corporations.

     (i) After the date of this Agreement, no Material election with respect to Taxes will be made without the prior consent of Regions, which consent will not be unreasonably withheld.

     (j) No Minden Company has or has had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

     5.9 Assets. The Minden Companies have good and marketable title, free and clear of all Liens, to all of their respective Assets, other than such defects and liens which are not reasonably likely to have a Material Adverse Effect on the Minden Companies. All tangible properties used in the businesses of the Minden Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Minden's past practices. All Assets which are Material to Minden's business on a consolidated basis, held under leases or subleases by any of the Minden Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The Minden Companies currently maintain insurance in amounts, scope, and coverage reasonably necessary for their operations. None of the Minden Companies has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims pending under such policies of insurance and no notices have been given by any Minden Company under such policies. The Assets of the Minden Companies include all Material Assets required to operate the business of the Minden Companies as presently conducted.

     5.10 Environmental Matters.

     (a) Each Minden Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except those instances of non-compliance which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden.

     (b) There is no Litigation pending or, to the Knowledge of Minden, threatened before any court, governmental agency, or authority, or other forum in which any Minden Company or any of its Participation Facilities has been or, with respect to threatened Litigation, may reasonably be expected to be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a site owned, leased, or operated by any Minden Company or any of its Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden.

     (c) There is no Litigation pending, or to the Knowledge of Minden, threatened before any court, governmental agency, or board, or other forum in which any of its Loan Properties (or Minden in respect of such Loan Property) has been or, with respect to threatened Litigation, may reasonably be expected to be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a Loan Property, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden.

     (d) To the Knowledge of Minden, there is no reasonable basis for any Litigation of a type described in subsections (b) or (c), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden.

     (e) To the Knowledge of Minden, during the period of (i) any Minden Company's ownership or operation of any of their respective current properties,
(ii) any Minden Company's participation in the management of any Participation Facility, or (iii) any Minden Company's holding of a security interest in a Loan Property, there have been no releases of Hazardous Material in, on, under, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden. Prior to the period of (i) any Minden Company's ownership or operation of any of their respective current properties, (ii) any Minden Company's participation in the management of any Participation Facility, or
(iii) any Minden Company's holding of a security interest in a Loan Property, to the Knowledge of Minden, there were no releases of Hazardous Material in, on, under, or affecting any such property, Participation Facility, or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden.

     5.11 Compliance with Laws.   Minden is duly registered as a bank holding
company under the BHC Act. Each Minden Company has in effect all Permits necessary for it to own, lease, or operate its Material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden. None of the Minden Companies:

          (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden; and

          (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Minden Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden, or (iii) requiring any Minden Company (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any material manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

     5.12 Labor Relations.   No Minden Company is the subject of any Litigation
asserting that it or any other Minden Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel it or any other Minden Company to bargain with any labor organization as to wages or conditions of employment, nor is any Minden Company a party to or bound by any collective bargaining agreement, Contract, or other agreement or understanding with a labor union or labor organization, nor is there any strike or other labor dispute involving any Minden Company, pending or, to the Knowledge of Minden, threatened, or to the Knowledge of Minden, is there any activity involving any Minden Company's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

     5.13 Employee Benefit Plans.

     (a) Minden has disclosed to Regions in writing prior to the execution of the Agreement and in Section 5.13 of the Minden Disclosure Memorandum, and has delivered or made available to Regions prior to the execution of this Agreement correct and complete copies in each case of, all Material Minden Benefit Plans. For purposes of this Agreement, "Minden Benefit Plans" means all written pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs or agreements, all medical, vision, dental, or other written health plans, all life insurance plans, and all other written employee benefit plans or fringe benefit plans, including written "employee benefit plans" as that term is defined in Section 3(3) of ERISA maintained by, sponsored in whole or in part by, or contributed to by, any Minden Company for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate. Any of the Minden Benefit Plans which is an "employee welfare benefit plan," as that term is defined in Section 3(l) of ERISA, or an "employee pension benefit plan," as that term is defined in
Section 3(2) of ERISA, is referred to herein as a "Minden ERISA Plan." Any Minden ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code or Section 3(35) of ERISA) is referred to herein as a "Minden Pension Plan." Neither Minden nor any Minden Company has an "obligation to contribute" (as defined in ERISA Section 4212) to a "multiemployer plan" (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)). Each "employee pension benefit plan," as defined in

Section 3(2) of ERISA, ever maintained by any Minden Company that was intended to qualify under Section 401(a) of the Internal Revenue Code, is disclosed as such in Section 5.13 of the Minden Disclosure Memorandum.

     (b) Minden has delivered or made available to Regions prior to the execution of this Agreement correct and complete copies of the following documents: (i) all trust agreements or other funding arrangements for such Minden Benefit Plans (including insurance contracts), and all amendments thereto, (ii) with respect to any such Minden Benefit Plans or amendments, all determination letters, Material rulings, Material opinion letters, Material information letters, or Material advisory opinions issued by the Internal Revenue Service, the United States Department of Labor, or the Pension Benefit Guaranty Corporation after December 31, 1994, (iii) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports prepared for any Minden Benefit Plan with respect to the most recent plan year, and (iv) the most recent summary plan descriptions and any Material modifications thereto.

     (c) All Minden Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws, the breach or violation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden. Each Minden ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and Minden is not aware of any circumstances likely to result in revocation of any such favorable determination letter. Each trust created under any Minden ERISA Plan has been determined to be exempt from Tax under Section 501(a) of the Internal Revenue Code and Minden is not aware of any circumstance which will or could reasonably result in revocation of such exemption. With respect to each Minden Benefit Plan to the Knowledge of Minden, no event has occurred which will or could reasonably give rise to a loss of any intended Tax consequences under the Internal Revenue Code or to any Tax under Section 511 of the Internal Revenue Code that is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Minden. There is no Material pending or, to the Knowledge of Minden, threatened Litigation relating to any Minden ERISA Plan.

     (d) No Minden Company has engaged in a transaction with respect to any Minden Benefit Plan that, assuming the Taxable Period of such transaction expired as of the date of this Agreement, would subject any Minden Company to a Material tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden. Neither Minden nor any administrator or fiduciary of any Minden Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner which could subject Minden to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA, where such Liability, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Minden. No oral or written representation or communication with respect to any aspect of the Minden Benefit Plans has been made to employees of any Minden Company which is not in accordance with the written or otherwise preexisting terms and provisions of such plans, where any Liability with respect to such representation or disclosure is reasonably likely to have a Material Adverse Effect on Minden.

     (e) No Minden Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the Assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no Material change in the financial position or funded status of any Minden Pension Plan, (ii) no change in the actuarial assumptions with respect to any Minden Pension Plan, and (iii) no increase in benefits under any Minden Pension Plan as a result of plan amendments or changes in applicable Law, any of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden. Neither any Minden Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any Minden Company, or the single-employer plan of any entity which is considered one employer with Minden under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or
Section 302 of ERISA (whether or not waived) (a "Minden ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA. All contributions with respect to a Minden Pension Plan or any single-employer plan of a Minden ERISA Affiliate have or will be timely made and there is no lien or expected to be a lien under Internal Revenue Code Section 412(n) or ERISA
Section 302(f) or Tax under Internal Revenue Code Section 4971. No Minden Company has provided, or is required to provide, security to a Minden Pension Plan or to any single-employer plan of a Minden ERISA Affiliate pursuant to
Section 401(a)(29) of the Internal Revenue Code. All premiums required to be paid under ERISA Section 4006 have been timely paid by Minden, except to the extent any failure would not have a Material Adverse Effect on Minden.

     (f) No Liability under Title IV of ERISA has been or is expected to be incurred by any Minden Company with respect to any defined benefit plan currently or formerly maintained by any of them or by any Minden ERISA Affiliate that has not been satisfied in full (other than Liability for Pension Benefit Guaranty Corporation premiums, which have been paid when due, except to the extent any failure would not have a Material Adverse Effect on Minden).

     (g) No Minden Company has any obligations for retiree health and retiree life benefits under any of the Minden Benefit Plans other than with respect to benefit coverage mandated by applicable Law, except as set forth in Section 5.13(g) of the Minden Disclosure Memorandum.

     (h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, by themselves, (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any Minden Company from any Minden Company under any Minden Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Minden Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, except as set forth in Section 5.13(h) of the Minden Disclosure Memorandum.

     5.14 Material Contracts. Except as set forth in Section 5.14 of the Minden Disclosure Memorandum, none of the Minden Companies, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any Minden Company or the guarantee by any Minden Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), and (iii) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-KSB filed by Minden with the SEC as of the date of this Agreement that was not filed as an exhibit to Minden's Form 10-KSB for the fiscal year ended December 31, 1998 (together with all Contracts referred to in Sections 5.9 and 5.13(a) of this Agreement, the "Minden Contracts"). With respect to each Minden Contract: (i) the Contract is in full force and effect; (ii) no Minden Company is in Default thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden; (iii) no Minden Company has repudiated or waived any Material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of Minden, in Default in any respect, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden, or has repudiated or waived any Material provision thereunder. Except for Federal Home Loan Bank advances, all of the indebtedness of any Minden Company for money borrowed is prepayable at any time by such Minden Company without penalty or premium.

     5.15 Legal Proceedings.

     (a) There is no Litigation instituted or pending, or, to the Knowledge of Minden, threatened against any Minden Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Minden Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden.

     (b) Section 5.15(b) of the Minden Disclosure Memorandum includes a summary report of all Litigation as of the date of this Agreement to which any Minden Company is a party and which names a Minden Company as a defendant or cross-defendant.

     5.16 Reports. Since December 31, 1994, or the date of organization if later, each Minden Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Regulatory Authorities, except failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Minden. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all Material respects with all applicable Laws.

     5.17 Statements True and Correct. None of the information supplied or to be supplied by any Minden Company or any Affiliate thereof regarding Minden or such Affiliate for inclusion in the Registration Statement to be filed by Regions with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or contain any untrue statement of a Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Minden Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to Minden's stockholders in connection with the Stockholders' Meeting will, when first mailed to the stockholders of Minden, be false or misleading with respect to any Material fact, or contain any misstatement of Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact required to be stated thereunder or necessary to correct any Material statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any Minden Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

     5.18 Tax and Regulatory Matters. Except as specifically contemplated by this Agreement, no Minden Company or any Affiliate thereof has taken or agreed to take any action, and Minden has no Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement. To the Knowledge of Minden there exists no fact, circumstance, or reason why the requisite Consents referred to in Section 9.1(b) of this Agreement cannot be received in a timely manner without imposition of any condition of the type described in the last sentence of such Section 9.1(b).

     5.19 State Takeover Laws. Each Minden Company has taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable "moratorium," "control share," "fair price," "business combination," or other anti-takeover laws and regulations of the State of Louisiana (collectively, "Takeover Laws") including those Laws contained within Section 12:130 et seq. of the LBCL.

     5.20 Charter Provisions. Each Minden Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any Minden Company or restrict or impair the ability of Regions or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any Minden Company that may be directly or indirectly acquired or controlled by it.

     5.21 Support Agreements. Each of the directors of Minden has executed and delivered to Regions a Support Agreement in substantially the form as Exhibit 1 to this Agreement.

     5.22 Derivatives. All interest rate swaps, caps, floors, option agreements, futures and forward contracts, and other similar risk management arrangements, whether entered into for Minden's own account, or for the account of one or more the Minden Subsidiaries or their customers, were entered into (i) in accordance with prudent business practices and all applicable Laws, and (ii) with counterparties believed to be financially responsible.

     5.23 Year 2000. Minden has disclosed to Regions a complete and accurate copy of Minden's plan, including an estimate of the anticipated associated costs, for implementing modifications to Minden's hardware, software, and computer systems, chips, and microprocessors, to ensure proper execution and accurate processing of all date-related data, whether from years in the same century or in different centuries. Between the date of this Agreement and the Effective Time, Minden shall endeavor to continue its efforts to implement such plan.

                                   ARTICLE 6

                   REPRESENTATIONS AND WARRANTIES OF REGIONS

     Regions hereby represents and warrants to Minden as follows:

     6.1 Organization, Standing, and Power. Regions is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Material Assets. Regions is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.2 Authority; No Breach By Agreement.

     (a) Regions has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Regions. This Agreement represents a legal, valid, and binding obligation of Regions, enforceable against Regions in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

     (b) Neither the execution and delivery of this Agreement by Regions, nor the consummation by Regions of the transactions contemplated hereby, nor compliance by Regions with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Regions' Certificate of Incorporation or Bylaws, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Regions Company under, any Contract or Permit of any Regions Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, or (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Regions Company or any of their respective Material Assets.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Regions of the Merger and the other transactions contemplated in this Agreement.

     6.3 Capital Stock. The authorized capital stock of Regions consists, as of the date of this Agreement, of 500,000,000 shares of Regions Common Stock, of which 223,910,093 shares were issued and outstanding and 888 shares were held as treasury shares as of March 31, 1999. All of the issued and outstanding shares of Regions Common Stock are, and all of the shares of Regions Common Stock to be issued in exchange for shares of Minden Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the DGCL. None of the outstanding shares of Regions Common Stock has been, and none of the shares of Regions Common Stock to be issued in exchange for shares of Minden Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past stockholders of Regions.

     6.4 Regions Subsidiaries. Regions or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each Regions Subsidiary. No equity securities of any Regions Subsidiary are or may become required to be issued (other than to another Regions Company) by reason of any Rights, and there are no Contracts by which any Regions Subsidiary is bound to issue (other than to another Regions Company) additional shares of its capital stock or Rights or by which any Regions Company is or may be bound to transfer any shares of the capital stock of any Regions Subsidiary (other than to another Regions Company). There are no Contracts relating to the rights of any Regions Company to vote or to dispose of any shares of the capital stock of any Regions Subsidiary. All of the shares of capital stock of each Regions Subsidiary held by a Regions Company are fully paid and, except as provided in statutes pursuant to which depository institution Subsidiaries are organized, nonassessable under the applicable corporation or banking Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Regions Company free and clear of any Lien. Each Regions Subsidiary is either a bank or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each Regions Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions. Each Regions Subsidiary that is a depository institution is an "insured depository institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or Savings Association Insurance Fund.

     6.5 SEC Filings; Financial Statements.

     (a) Regions has filed and made available to Minden all forms, reports, and documents required to be filed by Regions with the SEC since January 1 of the second fiscal year preceding the date of this Agreement (collectively, the "Regions SEC Reports"). The Regions SEC Reports (i) at the time filed, complied in all Material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a Material fact or omit to state a Material fact required to be stated in such Regions SEC Reports or necessary in order to make the statements in such Regions SEC Reports, in light of the circumstances under which they were made, not misleading. Except for Regions Subsidiaries that are registered as a broker, dealer, or investment advisor or filings required due to fiduciary holdings of the Regions Subsidiaries, none of Regions Subsidiaries is required to file any forms, reports, or other documents with the SEC.

     (b) Each of the Regions Financial Statements (including, in each case, any related notes) contained in the Regions SEC Reports, including any Regions SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all Material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present the consolidated financial position of Regions and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be Material in amount or effect.

     6.6 Absence of Undisclosed Liabilities. No Regions Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Regions as of March 31, 1999, included in the Regions Financial Statements or reflected in the notes thereto and except for Liabilities incurred in the ordinary course of business subsequent to March 31, 1999. No Regions Company has incurred or paid any Liability since March 31, 1999, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.7 Absence of Certain Changes or Events. Since March 31, 1999, except as disclosed in the Regions Financial Statements delivered prior to the date of this Agreement, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, and (ii) the Regions Companies have conducted their respective businesses in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement and the transactions contemplated hereby).

     6.8 Compliance with Laws. Regions is duly registered as a bank holding company under the BHC Act. Each Regions Company has in effect all Permits necessary for it to own, lease, or operate its Material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions. None of the Regions Companies:

          (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions; and

          (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Regions Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, or (iii) requiring any Regions Company (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

     6.9 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of Regions, threatened against any Regions Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Regions Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.10 Reports. Since December 31, 1994, or the date of organization if later, each Regions Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Regulatory Authorities, except failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all Material respects with all applicable Laws.

     6.11 Statements True and Correct. None of the information supplied or to be supplied by any Regions Company or any Affiliate thereof regarding Regions or such Affiliate for inclusion in the Registration Statement to be filed by Regions with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or contain any untrue statement of a Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Regions Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to Minden's stockholders in connection with the Stockholders' Meeting, will, when first mailed to the stockholders of Minden, be false or misleading with respect to any Material fact, or contain any misstatement of Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact required to be stated thereunder or necessary to correct any Material statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any Regions Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

     6.12 Tax and Regulatory Matters. No Regions Company or any Affiliate thereof has taken or agreed to take any action, and Regions has no Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section or otherwise prevent consummation of the transactions contemplated hereby or delay the Effective Time beyond the date set forth in
Section 10.1(e) of this Agreement.

     6.13 Derivatives. All interest rate swaps, caps, floors, option agreements, futures and forward contracts, and other similar risk management arrangements, whether entered into for Regions' own account, or for the account of one or more the Regions Subsidiaries or their customers, were entered into
(i) in accordance with prudent business practices and all applicable Laws, and
(ii) with counterparties believed to be financially responsible.

     6.14 Year 2000. Regions has disclosed to Minden a complete and accurate copy of Regions' plan, including an estimate of the anticipated associated costs, for implementing modifications to Regions' hardware, software, and computer systems, chips, and microprocessors, to ensure proper execution and accurate processing of all date-related data, whether from years in the same century or in different centuries. Between the date of this Agreement and the Effective Time, Regions shall endeavor to continue its efforts to implement such plan.

                                   ARTICLE 7

                    CONDUCT OF BUSINESS PENDING CONSUMMATION

     7.1 Affirmative Covenants of Both Parties. Unless the prior written consent of the other Party shall have been obtained, and except as otherwise expressly contemplated herein, each Party shall and shall cause each of its Subsidiaries to (i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact its business organization and Assets and maintain its rights and franchises, (iii) use its reasonable efforts to maintain its current employee relationships, and (iv) take no action which would (a) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b) of this Agreement, or (b) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any Regions Company from discontinuing or disposing of any of its Assets or business, or from acquiring or agreeing to acquire any other Person or any

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

Assets thereof, if such action is, in the judgment of Regions, desirable in the conduct of the business of Regions and its Subsidiaries.

     7.2 Negative Covenants of Minden. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Minden covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of Regions, which consent shall not be unreasonably withheld:

          (a) amend the Articles of Incorporation, Bylaws, or other governing instruments of any Minden Company, or

          (b) incur, guarantee, or otherwise become responsible for, any additional debt obligation or other obligation for borrowed money (other than indebtedness of a Minden Company to another Minden Company) in excess of an aggregate of $100,000 (for the Minden Companies on a consolidated basis), except in the ordinary course of the business consistent with past practices (which shall include, for Minden Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of any Minden Company of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Minden Disclosure Memorandum); or

          (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Minden Company, or declare or pay any dividend or make any other distribution in respect of Minden's capital stock, provided that Minden may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay one or more dividends on the shares of Minden Common Stock at a cumulative rate of $7.00 per share from the date of this Agreement until the Effective Time, and provided further in the event the Effective Time does not occur on or prior to December 31, 1999, Minden may (to the extent legally and contractually permitted to do so), but shall not be obligated to declare and pay quarterly dividends at a rate of $2.00 per share with the same record and payment dates as those selected by Regions for the payment of dividends in respect of Regions Common Stock; or

          (d) except for this Agreement or pursuant to the exercise of Rights outstanding as of the date of this Agreement and pursuant to the terms thereof in existence on the date of this Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Minden Common Stock or any other capital stock of any Minden Company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

          (e) adjust, split, combine, or reclassify any capital stock of any Minden Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Minden Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise encumber (i) any shares of capital stock of any Minden Subsidiary (unless any such shares of stock are sold or otherwise transferred to another Minden Company) or (ii) any Asset other than in the ordinary course of business for reasonable and adequate consideration and other than dispositions in the ordinary course of business of (i) investment securities, (ii) loans, including dispositions thereof through loan participation agreements, and
     (iii) other real estate owned by any Minden Company, specifically including the former Youree Drive branch property; or

          (f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three years or less, purchase any securities or make any Material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly-owned Minden Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, or (iii) the creation of new wholly-owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

          (g) grant any increase in compensation or benefits to the employees or officers of any Minden Company, except as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement; enter into or amend any severance agreements with officers of any Minden Company; grant any increase in fees or other increases in compensation or other benefits to directors of any Minden Company; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits; provided that any Minden Company (i) shall not be precluded from doing, or committing or agreeing to do, any of the foregoing if done in the ordinary course of business consistent with past practices and (ii) may pay bonuses, pay base director and committee fees, make adjustments to fees or compensation and make contributions to any Minden Benefit Plans during 1999 which are comparable to such payments, adjustments and contributions during 1998; or

          (h) enter into or amend any employment Contract between any Minden Company and any Person (unless such amendment is required by Law) that the Minden Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered and in accordance with the Minden Benefit Plans), at any time on or after the Effective Time; or

          (i) adopt any new employee benefit plan of any Minden Company or make any Material change in or to any existing employee benefit plans of any Minden Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

          (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

          (k) commence any Litigation other than as necessary for the prudent operation of its business or settle any Litigation involving any Liability of any Minden Company for Material money damages or restrictions upon the operations of any Minden Company; or

          (l) except in the ordinary course of business, modify, amend, or terminate any Material Contract or waive, release, compromise, or assign any Material rights or claims.

     7.3 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a Material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

     7.4 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not Material). As of their respective dates, such reports filed with the SEC will comply in all Material respects with the Securities Laws and will not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

                                   ARTICLE 8

                             ADDITIONAL AGREEMENTS

     8.1 Registration Statement; Proxy Statement; Stockholder Approval. As soon as reasonably practicable after execution of this Agreement, Regions shall file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of Regions Common Stock upon consummation of the Merger. Minden shall furnish all information concerning it and the holders of its capital stock as Regions may reasonably request for inclusion in the Registration Statement. Minden shall call a Stockholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement and such other related matters as it deems appropriate. In connection with the Stockholders' Meeting, (i) Minden shall prepare and file with the SEC a Proxy Statement and mail such Proxy Statement to its stockholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of Minden shall recommend to its stockholders the approval of the matters submitted for approval, and (iv) the Board of Directors and officers of Minden shall use their reasonable efforts to obtain such stockholders' approval, provided that each of Regions and Minden may withdraw, modify, or change in an adverse manner to the other Party its recommendations if the Board of Directors of such Party, after having consulted with and based upon the advice of outside counsel, determines in good faith that the failure to so withdraw, modify, or change its recommendation could constitute a breach of the fiduciary duties of Minden's Board of Directors under applicable Law. In addition, nothing in this Section 8.1 or elsewhere in this Agreement shall prohibit accurate disclosure by Minden of information that is required to be disclosed in the Registration Statement or the Proxy Statement or in any other document required to be filed with the SEC (including, without limitation, a Solicitation/Recommendation Statement on Schedule 14D-9) or otherwise required to be publicly disclosed by applicable Law or regulations or rules of the NASD.

     8.2 Exchange Listing. Regions shall use its reasonable efforts to list, prior to the Effective Time, on the Nasdaq NMS, subject to official notice of issuance, the shares of Regions Common Stock to be issued to the holders of Minden Common Stock pursuant to the Merger.

     8.3 Applications. Regions shall promptly prepare and file, and Minden shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. Regions will promptly furnish to Minden copies of applications filed with all Regulatory Authorities and copies of written communications received by Regions from any Regulatory Authorities with respect to the transactions contemplated hereby.

     8.4 Filings with State Offices. Upon the terms and subject to the conditions of this Agreement, Regions shall execute and file the Delaware Certificate of Merger with the Secretary of State of the State of Delaware and the Louisiana Certificate of Merger with the Secretary of State of the State of Louisiana in connection with the Closing.

     8.5 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

     8.6 Investigation and Confidentiality.

     (a) Prior to the Effective Time, each Party shall keep the other Party advised of all Material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

     (b) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

     (c) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a Material breach of any representation, warranty, covenant, or agreement of the other Party or which has had or is reasonably likely to have a Material Adverse Effect on the other Party; provided, however, that the giving of such notice shall not be dispositive of the occurrence of such breach or a Material Adverse Effect.

     (d) Neither Party nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client or similar privilege with respect to such information or contravene any Law, rule, regulation, Order, judgment, decree, fiduciary duty, or agreement entered into prior to the date of this Agreement. The Parties will use their reasonable efforts to make appropriate substitute disclosure arrangements, to the extent practicable, in circumstances in which the restrictions of the preceding sentence apply.

     8.7 Press Releases. Prior to the Effective Time, Regions and Minden shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

     8.8 Certain Actions. Except with respect to this Agreement and the transactions contemplated hereby, no Minden Company nor any Affiliate thereof nor any Representatives thereof retained by any Minden Company shall directly or indirectly solicit or engage in negotiations concerning any Acquisition Proposal, or provide any confidential information or assistance to, or have any discussions with, any Person with respect to an Acquisition Proposal. Notwithstanding the foregoing, Minden may, and may authorize and permit its Representatives to, provide Persons with confidential information, have discussions or negotiations with, or otherwise facilitate an effort or attempt by such Person to make or implement an Acquisition Proposal not solicited in violation of this Agreement if Minden's Board of Directors, after having consulted with, and based upon the advice of, outside counsel, determines in good faith that the failure to take such actions could constitute a breach of the fiduciary duties of Minden's Board of Directors under applicable Law; provided, that Minden shall promptly advise Regions following the receipt of any Acquisition Proposal and the Material details thereof; and, provided further, that prior to delivery of confidential information relating to Minden or access to Minden's books, records, or properties in connection therewith, the other Person shall have entered into a confidentiality agreement substantially similar to the Confidentiality Agreement previously entered into between Minden and Regions. Nothing contained in this Section 8.8 shall prohibit the Board of Directors of Minden from complying with Rule 14e-2, promulgated under the 1934 Act. Subject to the foregoing, Minden shall (i) immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and (ii) direct and use its reasonable efforts to cause of all its Representatives not to engage in any of the foregoing.

     8.9 Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for treatment as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

     8.10 State Takeover Laws. Each Minden Company shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Laws.

     8.11 Charter Provisions. Each Minden Company shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any Minden Company or restrict or impair the ability of Regions or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any Minden Company that may be directly or indirectly acquired or controlled by it.

     8.12 Agreement of Affiliates. Minden has disclosed in Section 8.12 of the Minden Disclosure Memorandum each Person whom it reasonably believes may be deemed an "affiliate" of Minden for purposes of Rule 145 under the 1933 Act. Minden shall use its reasonable efforts to cause each such Person to deliver to Regions not later than 30 days prior to the Effective Time, a written agreement, in substantially the form of Exhibit 2, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of Minden Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of Regions Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder. Shares of Regions Common Stock issued to such affiliates of Minden in exchange for shares of Minden Common Stock shall not be transferable, regardless of whether each such affiliate has provided the written agreement referred to in this Section 8.12 (and Regions shall be entitled to place restrictive legends upon certificates for shares of Regions Common Stock issued to affiliates of Minden pursuant to this Agreement to enforce the provisions of this Section 8.12), except as provided herein. Regions shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of Regions Common Stock by such affiliates.

     8.13. Employee Benefits and Contracts. Following the Effective Time, Regions shall provide generally to officers and employees of the Minden Companies, who at or after the Effective Time become employees of a Regions Company ("Continuing Employees"), employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of Regions Common Stock except as set forth in this Section 8.13), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the Regions Companies to their similarly situated officers and employees. For purposes of participation and vesting (but not accrual of benefits) under such employee benefit plans, (i) service under any qualified defined benefit plans of Minden shall be treated as service under Regions' qualified defined benefit plans, (ii) service under any qualified defined contribution plans of Minden shall be treated as service under Regions' qualified defined contribution plans, and (iii) service under any other employee benefit plans of Minden shall be treated as service under any similar employee benefit plans maintained by Regions. Regions shall cause the Regions welfare benefit plans that cover the Continuing Employees after the Effective Time to
(i) waive any waiting period and restrictions and limitations for preexisting conditions or insurability, and (ii) cause any deductible, co-insurance, or maximum out-of-pocket payments made by the Continuing Employees under Minden's welfare benefit plans to be credited to such Continuing Employees under the Regions welfare benefit plans, so as to reduce the amount of any deductible, co-insurance, or maximum out-of-pocket payments payable by the Continuing Employees under the Regions welfare benefit plans. The continued coverage of the Continuing Employees under the employee benefits plans maintained by Minden and/or any Minden Subsidiary immediately prior to the Effective Time during a transition period shall be deemed to provide the Continuing Employees with benefits that are no less favorable than those offered to other employees of Regions and its Subsidiaries, provided that after the Effective Time there is no Material reduction (determined on an overall basis) in the benefits provided under the Minden employee benefit plans. Regions also shall cause Minden and its Subsidiaries to honor all employment, severance, consulting, and other compensation Contracts disclosed in Section 8.13 of the Minden Disclosure Memorandum to Regions between any Minden Company and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the Minden Benefit Plans. Regions shall be responsible for the fees related to the termination of the Minden Benefit Plans.

     8.14 Indemnification.

     (a) Subject to the conditions set forth in paragraph (b) below, for a period of six (6) years after the Effective Time, Regions shall indemnify, defend, and hold harmless each Person entitled to indemnification from a Minden Company (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the full extent permitted by Louisiana Law, in each case as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation; provided, however, that all rights to indemnification in respect of any claim asserted or made against an Indemnified Party within such six- (6) year period shall continue until the final disposition of such claim. Without limiting the foregoing, in any case in which approval by Minden is required to effectuate any indemnification, Regions shall cause Minden to direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Regions and the Indemnified Party.

     (b) Any Indemnified Party wishing to claim indemnification under paragraph
(a) above, upon learning of any such Liability or Litigation, shall promptly notify Regions thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Regions or Minden shall have the right to assume the defense thereof and Regions shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof (employing counsel reasonably satisfactory to the Indemnified Parties), except that if Regions or Minden elects not to assume such defense or counsel for the Indemnified Parties advises in writing that there are Material substantive issues which raise conflicts of interest between Regions or Minden and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Regions or Minden shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that (i) Regions shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, unless counsel for any Indemnified Party advises in writing that there are Material substantive issues which raise conflicts of interest between the Indemnified Parties, (ii) the Indemnified Parties will cooperate (to the extent reasonably appropriate under the circumstances) in the defense of any such Litigation, and (iii) Regions shall not be liable for any settlement effected without its prior written consent; and provided further that Regions shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

     (c) If Regions or any of its successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its Assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of Regions shall assume the obligations set forth in this Section 8.14.

     (d) The provisions of this Section 8.14 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party, his or her heirs and representatives.

     8.15 Certain Modifications. Regions and Minden shall consult with respect to their loan, litigation, and real estate valuation policies and practices (including loan classifications and levels of reserves) and Minden shall make such modifications or changes to its policies and practices, if any, prior to the Effective Time, as may be mutually agreed upon. Regions and Minden also shall consult with respect to the character, amount,
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

and timing of restructuring and Merger-related expense charges to be taken by each of the Parties in connection with the transactions contemplated by this Agreement and shall take such charges in accordance with GAAP as may be mutually agreed upon by the Parties. Neither Party's representations, warranties, and covenants contained in this Agreement shall be deemed to be inaccurate or breached in any respect or deemed to have a Material Adverse Effect on Minden as a consequence of any modifications or charges undertaken solely on account of this Section 8.15.

                                   ARTICLE 9

               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

     9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6 of this Agreement:

          (a) Stockholder Approval. The stockholders of Minden shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law and by the provisions of any governing instruments.

          (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (excluding requirements relating to the raising of additional capital or the disposition of Assets or deposits) which in the reasonable good faith judgment of the Board of Directors of Regions would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

          (c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable good faith judgment of the Board of Directors of Regions would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

          (d) Legal Proceedings. No court or governmental or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

          (e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of Regions Common Stock issuable pursuant to the Merger shall have been received.

          (f) Exchange Listing. The shares of Regions Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq NMS, subject to official notice of issuance.

          (g) Tax Matters. Each Party shall have received a written opinion from Alston & Bird LLP, in a form reasonably satisfactory to such Party (the "Tax Opinion"), dated the date of the Effective Time, substantially to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) no gain or loss will be recognized by holders of Minden Common Stock who exchange all of their Minden Common Stock solely for Regions Common Stock pursuant to the Merger (except with respect to any cash received in lieu of a fractional share interest in Regions Common Stock),
     (iii) the tax basis of the Regions Common Stock received by holders of Minden Common Stock who exchange all of their Minden Common Stock solely for Regions Common Stock in the Merger will be the same as the tax basis of the Minden Common Stock surrendered in exchange for the Regions Common Stock (reduced by an amount allocable to a fractional share interest in Regions Common Stock for which cash is received), and (iv) the holding period of the Regions Common Stock received by holders who exchange all of their Minden Common Stock solely for Regions Common Stock in the Merger will be the same as the holding period of the Minden Common Stock surrendered in exchange therefor, provided that such Minden Common Stock is held as a capital asset at the Effective Time. In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of Minden and Regions reasonably satisfactory in form and substance to such counsel.

     9.2 Conditions to Obligations of Regions. The obligations of Regions to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Regions pursuant to Section 11.6(a) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of Minden set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Minden set forth in Section 5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of Minden set forth in Sections 5.18, 5.19, and 5.20 of this Agreement shall be true and correct in all Material respects. There shall not exist inaccuracies in the representations and warranties of Minden set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.18, 5.19, and 5.20) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on Minden; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material," "Material," "Material Adverse Effect," or variations thereof, or to the "Knowledge" of Minden or to a matter being "known" by Minden shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Minden to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

          (c) Certificates. Minden shall have delivered to Regions (i) a certificate, dated as of the Effective Time and signed on its behalf by its duly authorized officers, to the effect that the conditions of its obligations set forth in Section 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Minden's Board of Directors and stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Regions and its counsel shall request.

          (d) Affiliate Agreements. Regions shall have received from each affiliate of Minden the affiliates agreement referred to in Section 8.12 of this Agreement.

          (e) Claims Letters. Each of the directors and executive officers of Minden shall have executed and delivered to Regions, letters in substantially the form of Exhibit 3.

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

          (f) Legal Opinion. Regions shall have received a written opinion, dated as of the Effective Time, of counsel to Minden, in substantially the form of Exhibit 4.

     9.3 Conditions to Obligations of Minden. The obligations of Minden to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Minden pursuant to Section 11.6(b) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of Regions set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Regions set forth in Section 6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of Regions set forth in Section 6.12 of this Agreement shall be true and correct in all Material respects. There shall not exist inaccuracies in the representations and warranties of Regions set forth in this Agreement (including the representations and warranties set forth in Sections 6.3 and 6.12) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on Regions; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material," "Material," "Material Adverse Effect," or variations thereof, or to the "Knowledge" of Regions or to a matter being "known" by Regions shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Regions to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

          (c) Certificates. Regions shall have delivered to Minden (i) a certificate, dated as of the Effective Time and signed on its behalf by its duly authorized officers, to the effect that the conditions of its obligations set forth in Section 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Regions' Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Minden and its counsel shall request.

          (d) Legal Opinion. Minden shall have received a written opinion, dated as of the Effective Time, of counsel to Regions, in substantially the form of Exhibit 5.

          (e) Opinion of Financial Advisor. Minden shall have received a letter from Hovde Financial, Inc. dated not more than five (5) days prior to the date of the Proxy Statement to the effect that in the opinion of such firm, the Exchange Ratio is fair to the stockholders of Minden from a financial point of view.

                                   ARTICLE 10

                                  TERMINATION

     10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of Minden, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

          (a) By mutual consent of the Board of Directors of Regions and the Board of Directors of Minden; or

          (b) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of Minden and Section 9.3(a) of this Agreement in the case of Regions or in Material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of Minden and Section 9.3(a) of this Agreement in the case of Regions; or

          (c) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of Minden and Section 9.3(a) in the case of Regions) in the event of a Material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

          (d) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the stockholders of Minden fail to vote their approval of the matters submitted for the approval by such stockholders at the Stockholders' Meeting where the transactions were presented to such stockholders for approval and voted upon; or

          (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by March 31, 2000, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

          (f) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of Minden and Section 9.3(a) of this Agreement in the case of Regions or in Material breach of any covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement; or

          (g) By the Board of Directors of Minden, if it determines by a vote of a majority of the members of its entire Board, at any time during the ten-day period commencing two days after the Determination Date, if both of the following conditions are satisfied:

           (1) the Average Closing Price of shares of Regions Common Stock shall be less than the product of (i) 0.80 and (ii) the Starting Price; and

           (2) (i) the quotient obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the "Regions Ratio") shall be less than (ii) the quotient obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.15 from the quotient in this clause (2)(ii) (such number being referred to herein as the "Index Ratio");

     subject, however, to the following three sentences. If Minden refuses to consummate the Merger pursuant to this Section 10.1(g), it shall give prompt written notice thereof to Regions; provided, that such notice of election to terminate may be withdrawn at any time within the aforementioned ten-day period. During the five-day period commencing with its receipt of such notice, Regions shall have the option to elect to increase the Exchange Ratio to equal the lesser of (i) the quotient obtained by dividing (1) the product of 0.80, the Starting Price, and the Exchange Ratio (as then in effect) by (2) the Average Closing Price, and
     (ii) the quotient obtained by dividing (1) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (2) the Regions Ratio. If Regions makes an election contemplated by the preceding sentence, within such five-day period, it shall give prompt written notice to Minden of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Sec-tion 10.1(g) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 10.1(g).

     For purposes of this Section 10.1(g), the following terms shall have the meanings indicated:

     "Average Closing Price" shall mean the average of the daily last sales prices of Regions Common Stock as reported on the Nasdaq NMS (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by Regions) for the ten consecutive full trading days in which such shares are traded on the Nasdaq NMS ending at the close of trading on the Determination Date.

     "Determination Date" shall mean the date of the Minden Stockholders'
Meeting.

     "Index Group" shall mean the 17 bank holding companies listed below, the common stocks of all of which shall be publicly traded and as to which there shall not have been, since the Starting Date and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror's market capitalization. In the event that any such company or companies are removed from the Index Group, the weights (which shall be determined based upon the number of outstanding shares of common stock) shall be redistributed proportionately for purposes of determining the Index Price. The 17 bank holding companies and the weights attributed to them are as follows:

                   BANK HOLDING COMPANIES                     WEIGHTING
                   ----------------------                     ---------
AmSouth Bancorporation......................................     4.98%
BB&T Corporation............................................     8.69
Comerica Corp...............................................     4.42
Compass Bancshares..........................................     3.21
Fifth Third Bancorp.........................................     7.60
Firstar Corporation.........................................    18.70
First Tennessee National Corporation........................     3.68
First Virginia Banks, Inc...................................     1.42
Marshall & Ilsley Corporation...............................     2.95
National City Corp..........................................     8.89
PNC Bank Corporation........................................     8.45
SouthTrust Corporation......................................     4.73
Summit Bancorp..............................................     4.84
SunTrust Banks, Inc.........................................     9.09
US Bancorp..................................................     0.38
Wachovia Corporation........................................     5.74
Zions Bancorporation........................................     2.23
                                                               ------
          Total.............................................   100.00%
                                                               ======

     "Index Price" on a given date shall mean the weighted average (weighted in accordance with the factors listed above) of the closing prices of the companies composing the Index Group.

     "Starting Date" shall mean the date of this Agreement.

     "Starting Price" shall mean the last sale price per share of Regions Common Stock as reported on the Nasdaq NMS (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by Regions) on the Starting Date.

     If any company belonging to the Index Group or Regions declares or effects a stock dividend, reclassification, split-up, combination, exchange of shares, or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of such company or Regions shall be appropriately adjusted for the purposes of applying this Section 10.1(g); or

     (h) By the Board of Directors of Regions, at any time prior to the 45th day after execution of this Agreement without any Liability in the event that the review of the Assets, business, financial condition, results of operations, and prospects of Minden undertaken by Regions during such time period or any of the disclosures contained in the Minden Disclosure Memorandum causes the Board of Directors of Regions to determine, in its reasonable good faith judgment, that a fact or circumstance exists or is likely to exist or result which materially and adversely impacts one or more of the economic benefits to Regions of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

     10.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Article 11 and Section 8.6(b) of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to Sections 10.1(b), 10.1(c), or 10.1(f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination.

     10.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles 2, 3, 4, and 11 and Sections 8.12, 8.13 and 8.14 of this Agreement.

                                   ARTICLE 11

                                 MISCELLANEOUS

     11.1 Definitions.

     (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

          "Acquisition Proposal" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or Assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the Assets of, such Party or any of its Subsidiaries.

          "Affiliate" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

          "Agreement" shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

          "Assets" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character, and description, whether real, personal, or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

          "BHC Act" shall mean the federal Bank Holding Company Act of 1956, as amended.

          "Confidentiality Agreement" shall mean that certain Confidentiality Agreement, entered into prior to the date of this Agreement, between Minden and Regions.

          "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

          "Contract" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertak-ing of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

          "Default" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or
     (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order, or Permit, where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

          "Delaware Certificate of Merger" shall mean the certificate of merger to be executed by Regions and filed with the Secretary of State of the State of Delaware, relating to the Merger as contemplated by Section 1.1 of this Agreement.

          "DGCL" shall mean the Delaware General Corporation Law.

          "Environmental Laws" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

          "Exhibits" 1 through 5, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

          "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

          "Hazardous Material" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

          "HSR Act" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

          "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

          "Knowledge" as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean the personal knowledge of the chairman, president, or chief financial officer of such Person.

          "Law" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any Regulatory Authority.

          "LBCL" shall mean the Louisiana Business Corporation Law as amended.

          "LBL" shall mean the Louisiana Banking Law as amended.

          "Liability" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

          "Lien" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for property Taxes not yet due and payable, and (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits, and other Liens incurred in the ordinary course of the banking business.

          "Litigation" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

          "Loan Property" shall mean any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

          "Louisiana Certificate of Merger" shall mean the Certificate of Merger to be executed by Regions and filed with the Secretary of State of the State of Louisiana relating to the Merger as contemplated by Section 1.1 of this Agreement.

          "Material" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

          "Material Adverse Effect" on a Party shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a Material adverse impact on (i) the financial condition, results of operations, or business of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, (d) any other matter affecting federally insured depository institutions generally, including, without limitation, changes in general economic conditions and changes in prevailing interest or deposit rates and (e) the Merger and compliance with the provisions of this Agreement (including, without limitation, the fees and expenses described in this Article 11) on the operating performance of the Parties.

          "Minden Common Stock" shall mean the $2.50 par value common stock of Minden.

          "Minden Companies" shall mean, collectively, Minden and all Minden Subsidiaries.

          "Minden Disclosure Memorandum" shall mean the written information entitled "Minden Disclosure Memorandum" delivered within five business days after the date of this Agreement to Regions describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section or subsection of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section or subsection shall not be deemed to be disclosed for any other purpose hereunder. The inclusion of any matter in this document shall not be deemed an admission or otherwise to imply that any such matter is Material for purposes of this Agreement.

          "Minden Financial Statements" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of Minden as of March 31, 1999 and as of December 31, 1998 and 1997, and the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the three months ended March 31, 1999 and for each of the three years ended December 31, 1998, 1997, and 1996, as filed by Minden in SEC Documents, and (ii) the consolidated statements of condition of Minden (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to March 31, 1999.

          "Minden Stock Plans" shall mean the existing stock option and other stock-based compensation plans of Minden.

          "Minden Subsidiaries" shall mean the Subsidiaries of Minden, which shall include the Minden Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Minden in the future and owned by Minden at the Effective Time.

          "NASD" shall mean the National Association of Securities Dealers, Inc.

          "Nasdaq NMS" shall mean the National Market System of The Nasdaq Stock Market.

          "1933 Act" shall mean the Securities Act of 1933, as amended.

          "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

          "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

          "Participation Facility" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management, as such term is defined in CERCLA (including, but not limited to, participating in a fiduciary capacity), and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

          "Party" shall mean either Minden or Regions, and "Parties" shall mean both Minden and Regions.

          "Permit" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

          "Person" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

          "Proxy Statement" shall mean the proxy statement used by Minden to solicit the approval of its stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of Regions relating to the issuance of the Regions Common Stock to holders of Minden Common Stock.

          "Regions Common Stock" shall mean the $.625 par value common stock of Regions.

          "Regions Companies" shall mean, collectively, Regions and all Regions Subsidiaries.

          "Regions Financial Statements" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of Regions as of March 31, 1999 and as of December 31, 1998 and 1997, and the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the three months ended March 31, 1999 and for each of the three years ended December 31, 1998, 1997, and 1996, as filed by Regions in SEC Documents, and (ii) the consolidated statements of condition of Regions (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to March 31, 1999.

          "Regions Subsidiaries" shall mean the Subsidiaries of Regions and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Regions in the future and owned by Regions at the Effective Time.

          "Registration Statement" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Regions under the 1933 Act with respect to the shares of Regions Common Stock to be issued to the stockholders of Minden in connection with the transactions contemplated by this Agreement.

          "Regulatory Authorities" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NASD, and the SEC.

          "Representative" shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative of a Person.

          "Rights" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

          "SEC" shall mean the United States Securities and Exchange Commission.

          "SEC Documents" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

          "Securities Laws" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

          "Stockholders' Meeting" shall mean the meeting of the stockholders of Minden to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

          "Subsidiaries" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

          "Surviving Corporation" shall mean Regions as the surviving corporation resulting from the Merger.

          "Tax" or "Taxes" shall mean all federal, state, local, and foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, local, or foreign government or subdivision or agency thereof, including any interest, penalties, or additions thereto.

          "Taxable Period" shall mean any period prescribed by any governmental authority, including the United States or any state, local, or foreign government or subdivision or agency thereof for which a Tax Return is required to be filed or Tax is required to be paid.

          "Tax Return" shall mean any report, return, information return, or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

     (b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

Average Closing Price.......................................  Section 10.1
Closing.....................................................  Section 1.2
Determination Date..........................................  Section 10.1(g)
Effective Time..............................................  Section 1.3
Exchange Agent..............................................  Section 4.1
Exchange Ratio..............................................  Section 3.1(b)
Indemnified Party...........................................  Section 8.14
Index Group.................................................  Section 10.1(g)
Index Price.................................................  Section 10.1(g)
Index Ratio.................................................  Section 10.1(g)
Merger......................................................  Section 1.1
Minden Benefit Plans........................................  Section 5.13(a)
Minden Contracts............................................  Section 5.14
Minden ERISA Affiliate......................................  Section 5.13(e)
Minden ERISA Plan...........................................  Section 5.13(a)
Minden Pension Plan.........................................  Section 5.13(a)
Regions Ratio...............................................  Section 10.1(g)
Regions SEC Reports.........................................  Section 6.5(a)
Starting Date...............................................  Section 10.1(g)
Starting Price..............................................  Section 10.1(g)
Takeover Laws...............................................  Section 5.19
Tax Opinion.................................................  Section 9.1(g)

     (c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

     11.2 Expenses.

     (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Regions shall bear and pay the filing fees payable in connection with the Registration Statement and the Proxy Statement and one-half of the printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

     (b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

     11.3 Brokers and Finders. Except for Hovde Financial, Inc. as to Minden, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his, her, or its representing or being retained by or allegedly representing or being retained by Minden or Regions, each of Minden and Regions, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

     11.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than the Confidentiality Agreement, which shall remain in effect. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 8.12 and 8.14 of this Agreement.

     11.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties, whether before or after stockholder approval of this Agreement has been obtained; provided, that the provisions of this Agreement relating to the manner or basis in which shares of Minden Common Stock will be exchanged for Regions Common Stock shall not be amended (except in accordance with Section 10.1(g) of this Agreement) after the Stockholders' Meeting without the requisite approval of the holders of the issued and outstanding shares of Regions Common Stock and Minden Common Stock, as the case may be, entitled to vote thereon.

     11.6 Waivers.

     (a) Prior to or at the Effective Time, Regions, acting through its Board of Directors, chief executive officer, chief financial officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Minden, to waive or extend the time for the compliance or fulfillment by Minden of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Regions under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Regions except that any unfulfilled conditions shall be deemed to have been waived at the Effective Time.

     (b) Prior to or at the Effective Time, Minden, acting through its Board of Directors, chief executive officer, chief financial officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Regions, to waive or extend the time for the compliance or fulfillment by Regions of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Minden under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Minden except that any unfulfilled conditions shall be deemed to have been waived at the Effective Time.

     (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

     11.7 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

     11.8 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Minden:           MINDEN BANCSHARES, INC.
                  401 Main Street
                  P.O. Box 400
                  Minden, Louisiana 71055
                  Telecopy Number: (318) 377-0362
                  Attention: Jack E. Byrd, Jr.
                             President and Chief
                  Executive Officer
Copy to Counsel:  BRACEWELL & PATTERSON, L.L.P.
                  South Tower Pennzoil Place
                  Suite 2900
                  711 Louisiana Street
                  Houston, Texas 77002-2781
                  Telecopy Number: (713) 221-1212
                  Attention: G. Waverly Vest, Jr.
Regions:          REGIONS FINANCIAL CORPORATION
                  417 N. 20th Street
                  Birmingham, Alabama 35203
                  Telecopy Number: (205) 326-7571
                  Attention: Richard D. Horsley
                             Vice Chairman and
                             Executive
                             Financial Officer
Copy to Counsel:  REGIONS FINANCIAL CORPORATION
                  417 N. 20th Street
                  Birmingham, Alabama 35203
                  Telecopy Number: (205) 326-7751
                  Attention: Samuel E. Upchurch, Jr.
                             General Counsel

     11.9 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of Laws, except to the extent that the Laws of the State of Louisiana relate to the consummation of the Merger.

     11.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     11.11 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

     11.12 Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties.

     11.13 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     11.14 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                                                MINDEN BANCSHARES, INC.

             By: /s/ JOHN W. MONTGOMERY                              By: /s/ JACK E. BYRD, JR.
 ---------------------------------------------------    ---------------------------------------------------
                 John W. Montgomery                                      Jack E. Byrd, Jr.
                      Secretary                                President and Chief Executive Officer

[CORPORATE SEAL]

ATTEST:                                                REGIONS FINANCIAL CORPORATION

           By: /s/ SAMUEL E. UPCHURCH, JR.                          By: /s/ RICHARD D. HORSLEY
 ---------------------------------------------------    ---------------------------------------------------
               Samuel E. Upchurch, Jr.                                  Richard D. Horsley
                 Corporate Secretary                                       Vice Chairman

[CORPORATE SEAL]

                                                                      APPENDIX B


                               November 30, 1999


Board of Directors
Minden Bancshares, Inc.
401 Main Street
Minden, LA 71055

Members of the Board:

     We have reviewed the Agreement and Plan of Merger (the "Agreement") and related exhibits and schedules dated July 13, 1999 by and among Regions Financial Corporation ("Regions") and Minden Bancshares, Inc. ("Minden"), pursuant to which, among other things, Minden will be merged with and into Regions (the "Merger"). As is set forth in the Agreement, all of the issued and outstanding shares of Minden Common Stock, including all shares issued with respect to the Options and Warrants, shall be converted into the right to receive eight (8) shares of Regions Common Stock, subject to adjustment as provided for in the Agreement (the "Merger Consideration"). Capitalized terms used herein shall have the same meaning as in the Agreement, unless specifically stated otherwise.

     Hovde Financial LLC ("Hovde") specializes in providing investment banking and financial advisory services to commercial bank and thrift institutions. Our principals are experienced in the independent valuation of securities in connection with negotiated underwritings, subscription and community offerings, private placements, merger and acquisition transactions and recapitalizations. Pursuant to a Consulting Agreement dated December 14, 1998, between Minden and Hovde, Hovde was engaged to assist Minden in exploring various strategic options, including a potential affiliation of Minden with another financial institution. Therefore, we are familiar with Minden having acted as its financial advisor in connection with the proposed transaction, and having participated in the negotiations leading to the Agreement.

     During the course of our engagement, we reviewed and analyzed material bearing upon the financial and operating conditions of Minden and Regions and material prepared in connection with the proposed transaction, including the following: the Agreement; certain publicly available information concerning Minden and Regions, including consolidated financial statements for each for the three years ended December 31, 1998, respectively, as well as subsequent quarterly statements for the periods ended March 31, 1999 and June 30, 1999 for Minden and Regions, respectively; the nature and terms of recent sale and merger transactions involving banks and bank holding companies that we consider relevant; historical and current market data for the common stock of Minden and Regions; and financial and other publicly available information provided to us by the managements of Minden and Regions.

     In addition, we have conducted meetings with members of the senior management of Minden and Regions for the purpose of reviewing the future prospects of both companies. We also took into account our assessment of general economic, market and financial conditions and our experience in other similar transactions, as well as our overall knowledge of the banking industry and our general experience in securities valuations.

     We have acted as financial advisor to Minden with respect to the proposed Merger and have received a fee from Minden for our services. We will also receive an additional fee if the proposed Merger is consummated. Please be advised that we have no other financial advisory or other relationships with Minden. In the ordinary course of their businesses, affiliates of Hovde may actively trade the debt and equity securities of Regions for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

     In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the publicly available

Board of Directors
Minden Bancshares, Inc.
November 30, 1999
Page Two

materials provided to us by Minden and Regions, and in the discussions with management of Minden and Regions.

     Based on the foregoing and our experience as investment bankers, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by the shareholders of Minden in connection with the Merger as described in the Agreement is fair to such shareholders from a financial point of view.

                                          Sincerely,

                                          /s/ Hovde Financial LLC

                                          HOVDE FINANCIAL LLC

                                                                      APPENDIX C

LOUISIANA STATUTES ANNOTATED-REVISED STATUTES 12:131

SEC. 131. RIGHTS OF A SHAREHOLDER DISSENTING FROM CERTAIN CORPORATE ACTIONS

     A. Except as provided in subsection B of this section, if a corporation has, by vote of its shareholders, authorized a sale, lease or exchange of all of its assets, or has, by vote of its shareholders, become a party to a merger or consolidation, then, unless such authorization or action shall have been given or approved by at least eighty per cent of the total voting power, a shareholder who voted against such corporate action shall have the right to dissent. If a corporation has become a party to a merger pursuant to R.S. 12:112(H), the shareholders of any subsidiaries party to the merger shall have the right to dissent without regard to the proportion of the voting power which approved the merger and despite the fact that the merger was not approved by vote of the shareholders of any of the corporations involved.

     B. The right to dissent provided by this Section shall not exist in the case of:

          (1) A sale pursuant to an order of a court having jurisdiction in the premises.

          (2) A sale for cash on terms requiring distribution of all or substantially all of the net proceeds to the shareholders in accordance with their respective interests within one year after the date of the sale.


          (3) Shareholders holding shares of any class of stock which, at the record date fixed to determine shareholders entitled to receive notice of and to vote at the meeting of shareholders at which a merger or consolidation was acted on, were listed on a national securities exchange or were designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, unless the articles of the corporation issuing such stock provide otherwise or, except in the case of shareholders of a corporation surviving the merger or consolidation in which each share of such corporation outstanding immediately prior to the effective date of the merger or consolidation is an identical outstanding or treasury share of such corporation after the effective date of the merger or consolidation, the shares of such shareholders were not converted by the merger or consolidation solely into shares of the surviving or new corporation.



     C. Except as provided in the last sentence of this subsection, any shareholder electing to exercise such right of dissent shall file with the corporation, prior to or at the meeting of shareholders at which such proposed corporate action is submitted to a vote, a written objection to such proposed corporate action, and shall vote his shares against such action. If such proposed corporate action be taken by the required vote, but by less than eighty per cent of the total voting power, and the merger, consolidation or sale, lease or exchange of assets authorized thereby be effected, the corporation shall promptly thereafter give written notice to each shareholder who filed such written objection to, and voted his shares against, such action, at such shareholder's last address on the corporation's records. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that such notice has been given shall, in the absence of fraud, be prima facia evidence of the facts stated therein. Each such shareholder may, within twenty days after the mailing of such notice to him, but not thereafter, file with the corporation a demand in writing for the fair cash value of his shares as of the day before such vote was taken; provided that he state in such demand the value demanded, and a post office address to which the reply of the corporation may be sent, and at the same time deposit in escrow in a chartered bank or trust company located in the parish of the registered office of the corporation, the certificates representing his shares, duly endorsed and transferred to the corporation upon the sole condition that said certificates shall be delivered to the corporation upon payment of the value of the shares determined in accordance with the provisions of this section. With his demand the shareholder shall deliver to the corporation, the written acknowledgment of such bank or trust company that it so holds his certificates of stock. Unless the objection, demand and acknowledgment aforesaid be made and delivered by the shareholder within the period above limited, he shall conclusively be presumed to have acquiesced in the corporate action proposed or taken. In the case of a merger pursuant to R.S. 12:112(H), the dissenting shareholder need not file an objection with the corporation nor vote against the merger, but need only file with the corporation, within twenty days after a copy of the merger certificate was mailed to him, a demand in writing for the cash value of his shares as of the day before the certificate was filed with the secretary of state, state in such demand the value demanded and a post office address to which the corporation's reply may be sent, deposit the certificates representing his shares in escrow as hereinabove provided, and deliver to the corporation with his demand the acknowledgment of the escrow bank or trust company as hereinabove prescribed.

     D. If the corporation does not agree to the value so stated and demanded, or does not agree that a payment is due, it shall, within twenty days after receipt of such demand and acknowledgment, notify in writing the shareholder, at the designated post office address, of its disagreement, and shall state in such notice the value it will agree to pay if any payment should be held to be due; otherwise it shall be liable for, and shall pay to the dissatisfied shareholder, the value demanded by him for his shares.

     E. In case of disagreement as to such fair cash value, or as to whether any payment is due, after compliance by the parties with the provisions of subsections C and D of this section, the dissatisfied shareholder, within sixty days after receipt of notice in writing of the corporation's disagreement, but not thereafter, may file suit against the corporation, or the merged or consolidated corporation, as the case may be, in the district court of the parish in which the corporation or the merged or consolidated corporation, as the case may be, has its registered office, praying the court to fix and decree the fair cash value of the dissatisfied shareholder's shares as of the day before such corporate action complained of was taken, and the court shall, on such evidence as may be adduced in relation thereto, determine summarily whether any payment is due, and, if so, such cash value, and render judgment accordingly. Any shareholder entitled to file such suit may, within such sixty-day period but not thereafter, intervene as a plaintiff in such suit filed by another shareholder, and recover therein judgment against the corporation for the fair cash value of his shares. No order or decree shall be made by the court staying the proposed corporate action, and any such corporate action may be carried to completion notwithstanding any such suit. Failure of the shareholder to bring suit, or to intervene in such a suit, within sixty days after receipt of notice of disagreement by the corporation shall conclusively bind the shareholder (1) by the corporation's statement that no payment is due, or (2) if the corporation does not contend that no payment is due, to accept the value of his shares as fixed by the corporation in its notice of disagreement.

     F. When the fair value of the shares has been agreed upon between the shareholder and the corporation, or when the corporation has become liable for the value demanded by the shareholder because of failure to give notice of disagreement and of the value it will pay, or when the shareholder has become bound to accept the value the corporation agrees is due because of his failure to bring suit within sixty days after receipt of notice of the corporation's disagreement, the action of the shareholder to recover such value must be brought within five years from the date the value was agreed upon, or the liability of the corporation became fixed.

     G. If the corporation or the merged or consolidated corporation, as the case may be, shall, in its notice of disagreement, have offered to pay to the dissatisfied shareholder on demand an amount in cash deemed by it to be the fair cash value of his shares, and if, on the institution of a suit by the dissatisfied shareholder claiming an amount in excess of the amount so offered, the corporation, or the merged or consolidated corporation, as the case may be, shall deposit in the registry of the court, there to remain until the final determination of the cause, the amount so offered, then, if the amount finally awarded such shareholder, exclusive of interest and costs, be more than the amount offered and deposited as aforesaid, the costs of the proceeding shall be taxed against the corporation, or the merged or consolidated corporation, as the case may be; otherwise the costs of the proceeding shall be taxed against such shareholder.

     H. Upon filing a demand for the value of his shares, the shareholder shall cease to have any of the rights of a shareholder except the rights accorded by this section. Such a demand may be withdrawn by the shareholder at any time before the corporation gives notice of disagreement, as provided in subsection D of this section. After such notice of disagreement is given, withdrawal of a notice of election shall require the written consent of the corporation. If a notice of election is withdrawn, or the proposed corporate action is abandoned or rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenter's rights, he shall not have the right to receive payment for his shares, his share certificates shall be returned to him (and, on his request, new certificates shall be issued to him in exchange for the old ones endorsed to the corporation), and he shall be reinstated to all his rights as a shareholder as of the filing of his demand for value, including any intervening preemptive rights, and the right to payment of any intervening dividend or other distribution, or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.